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                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                  FORM 10-SB/A

                 General Form for Registration of Securities of
                             Small Business Issuers
       Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                                BUSINESS BANCORP
                                ----------------
          (Name of Small Business Issuer as specified in its charter)

              California                               330884369
---------------------------------------- ---------------------------------------
     (State of  Incorporation)           (I.R.S. Employer Identification Number)

     140 South Arrowhead Avenue
     San Bernardino, California                          92408
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(Address of Principal Executive Offices)               (Zip Code)

Issuer's telephone number, including area code:  (909) 888-2265

Securities registered pursuant to Section 12(b) of the Act:  None

Securities registered pursuant to Section 12(g) of the Act:

                           Common Stock, No Par Value
                           --------------------------
                                (Title of Class)
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                               TABLE OF CONTENTS
                               -----------------

PART I   ..............................................................     1

Item 1.  Description of Business                                            1

Item 2.  Management's Discussion and Analysis of Financial Condition
               and Results of Operations...............................    14

Item 3.  Description of Property.......................................    53

Item 4.  Security Ownership of Certain Beneficial Owners and Management    54

Item 5.  Directors, Executive Officers, Promoters and Control Persons..    54

Item 6.  Executive Compensation........................................    58

Item 7.  Certain Relationships and Related Transactions................    61

Item 8.  Description of Securities.....................................    62


PART II  ..............................................................    63

Item 1.  Market Price of and Dividends on the Registrant's Common
               Equity and Other Shareholder Matters....................    63

Item 2.  Legal Proceedings.............................................    64

Item 3.  Changes in and Disagreements with Accountants.................    64

Item 4.  Recent Sales of Unregistered Securities.......................    64

Item 5.  Indemnification of Directors and Officers.....................    65

PART F/S (FINANCIAL STATEMENTS)........................................    67

PART III ..............................................................    69

         Item 1.  Index to Exhibits....................................    69

         Item 2.  Description of Exhibits..............................    69

SIGNATURES.............................................................    70

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                                    PART I
                                    ------

Item 1.  Description of Business
--------------------------------

The Company

     Business Bancorp (the "Company") is a California corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"), and is headquartered in San Bernardino, California. The Company was incorporated in October, 1999 and acquired all of the outstanding shares of Business Bank of California (the "Bank") in January, 2000. The Company's principal subsidiary is the Bank. The Company exists primarily for the purpose of holding the stock of this subsidiary and of such other subsidiaries as it may acquire or establish.

     The Company's principal source of income will initially be dividends from the Bank, but the Company intends to explore alternative sources of income in the future. The expenditures of the Company, including (but not limited to) the payment of dividends to stockholders, if and when declared by the Board of Directors, and the cost of servicing debt will generally be paid from such payments made to the Company by the Bank. At June 30, 2000, the Company had consolidated assets of $255.4 million, deposits of $192.6 million and stockholders' equity of $20.0 million.

     The Company's strategic goal is to increase shareholder and franchise value by continuing to grow the Bank's business in its current markets in Southern California through the opening of de novo branches or the acquisition of other existing institutions or branches. As of the date hereof, the Company has not identified any additional institutions or branches to be acquired, and there can be no assurance that the Company will be able to identify any suitable acquisition candidates in the future or, should suitable acquisition candidates be identified, there can be no assurance that the Company will be able to consummate such acquisitions. See "Risk Factors -- Risks Related to Growth."

     In the fourth quarter of 2000 the Company intends to file an application for listing of its common stock on Nasdaq's National Market. The Company believes that by filing this Registration Statement and becoming subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and by having its securities quoted for trading on Nasdaq's National Market, the liquidity of the Company's stock will be enhanced, both enabling shareholders to buy and sell the Company's securities in a more active trading market and making it more likely that the Company will be able to use its common stock for any future acquisitions which the Company may seek to pursue, although no such future acquisitions have been identified to date. In addition, there can be no assurance that the Company's common stock will be approved for quotation on the Nasdaq National Market, or that even if the listing is approved, that a more liquid trading market for the common stock will develop, or if developed, will continue. See "Risk Factors -- Limited Prior Market for Common Stock and Possible Volatility of Stock Price."

The Bank

     Business Bank of California is a California state-chartered commercial bank which was incorporated under the laws of the State of California on June 15, 1983, and opened for business in April, 1984. The Bank's Administrative Office is located at 140 South Arrowhead Avenue, San Bernardino, California 92408. The Bank is an insured bank under the Federal Deposit Insurance Act up to the maximum limits thereof. The Bank is not a member of the Federal Reserve System. At June 30, 2000, the Bank had approximately $255.1 million in assets, $134.3 million in loans and $202.3 million in deposits. The Bank was originally incorporated under the name Bank of San Bernardino and changed its name to Business Bank of California in August, 1996.

     The Bank currently operates its main office in San Bernardino, which was established in 1984, and seven additional branch offices. The Bank's branch offices are located in the following communities: City of San Bernardino (opened December 1986), Corona (opened August 1994), Redlands (opened October 1996), Hesperia (acquired December 1997), Phelan (acquired December 1997), Ontario (opened August 1999) and Hemet (acquired August 2000). All of the Bank's offices are located in the counties of Riverside and San Bernardino, in an area of Southern California commonly known as the "Inland Empire."


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     In December, 1997 the Bank completed the acquisition of the assets of High
Desert National Bank, a two-branch national bank located in Hesperia, California (the Bank's current Hesperia and Phelan branch offices) for a purchase price of approximately $3.8 million. In August 2000 the Bank completed the acquisition of Valley Merchants Bank, N.A. ("VMB"), a national banking association (the Bank's current Hemet branch office for a purchase price of approximately $12.2 million). See "Recent Developments".

     The Bank has experienced steady balance sheet growth in the past several years, including growth in total assets from $152.5 million at December 31, 1997 to $225.1 million at December 31, 1999, an increase of approximately 47.6%, and additional growth to $255.1 million at June 30, 2000, representing an additional increase of approximately 13.3%. Deposits increased from $136.7 million at December 31, 1997 to $186.8 million at December 31, 1999, an increase of approximately 36.7%, and deposits further increased to $202.3 at June 30, 2000, an additional increase of approximately 8.3%. This growth in the Bank's balance sheet has been generated both internally, primarily through increased deposits and loans as a result of increased marketing and focus on sales training, and through the acquisition and opening of new branch offices. The Bank's earnings increased from $1.86 million or $.97 per share in 1998 to $1.94 million or $ .99 per share in 1999. Earnings for the six months ended June 30, 2000 were $1.3 million or $ .55 per share.

     The Bank is a community bank conducting a general commercial banking business. Each of its branch offices is a full service office offering a wide range of commercial banking services. The Bank provides numerous deposit products, including demand deposit accounts, Money Market accounts, savings and Super Now accounts, time certificates of deposit and fixed rate, fixed maturity installment savings. The Bank makes various types of commercial, installment and real estate loans, including the origination of government-guaranteed Small Business Administration Loans ("SBA Loans"). In addition, the Bank provides safe deposit, collection, travelers checks, notary public and other customary
non-deposit banking services.   The Bank also offers electronic "home banking"
through its " EZ Banker" program and maintains an Internet web site (www.businessbank.com) for its customers. Other services offered include ATM machines located at branch offices, customer access to an ATM network, and armored carrier and courier services. The Bank does not offer trust services.

Recent Developments

     On August 31, 2000, the Bank completed the acquisition of VMB. At June 30, 2000, VMB had total assets of $58.6 million and total deposits of $50.8 million. The acquisition was accomplished in a two step process. In the first step, the "Consolidation," BBOC Interim Bank, a California banking corporation formed as a wholly owned subsidiary of the Bank for the sole purpose of facilitating the acquisition ("Consolidation Sub"), was consolidated with and into VMB. In the second step, which occurred immediately after the effectiveness of the Consolidation, the consolidated VMB was merged with and into the Bank, with the Bank being the surviving bank in the merger. The Bank paid consideration of $22.69 per share, or an aggregate of approximately $12.2 million (the "merger consideration"), for the issued and outstanding shares of VMB. The determination of the merger consideration was based upon arms length negotiations between the parties. VMB's sole office, in Hemet, in the San Jacinto Valley of Southern California, will be operated as a branch of the Bank. The acquisition of VMB increased the Company's assets by approximately 23%.

     Management believes the acquisition of VMB by the Bank will benefit the Company in a variety of ways. The main office of VMB, which the Bank now operates as a branch office, is located in Hemet in the eastern section (San Jacinto Valley) of Riverside County, an area in which the Bank did not previously have an office. The Bank's Main Office is located in the City of San Bernardino in San Bernardino County, which adjoins Riverside County. The Bank also currently has one additional branch office in Riverside County, in the City of Corona. Management believes that the acquisition of VMB will effectively expand its current geographical market area to encompass all of San Bernardino and Riverside Counties. Management believes that the acquisition of VMB, by expanding the Bank's geographic market, and by increasing its asset size by approximately 23% (which will allow the Bank to increase its legal lending limit, which is generally 25% of the Bank's capital), will enable the Bank to compete more effectively with banks which are larger than the Bank by offering the Bank's customers a larger branch network, and enabling the Bank to meet the needs of its customers who need loans larger than the Bank could previously offer. In addition, VMB offered substantially similar consumer and commercial lending products to those of the Bank, and by combining

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the two Bank's complementary operations, management believes the Bank will recognize savings through consolidation of functions and economies of scale.

     In order to fund a substantial portion of the acquisition price of VMB, on March 23, 2000, Business Capital Trust I, a newly formed Delaware statutory business trust and a wholly-owned subsidiary of the Company (the "Trust"), issued an aggregate of $10,000,000 of principal amount of 10-7/8% Fixed Rate Capital Trust Pass-through Securities of the Trust (the "Trust Preferred Securities"). Salomon Smith Barney, Inc. acted as placement agent in connection with the offering of the trust securities. The securities issued by the Trust are fully guaranteed by the Company with respect to distributions and amounts payable upon liquidation, redemption or repayment. The entire proceeds to the Trust from the sale of the Trust Preferred Securities were used by the Trust in order to purchase $10,000,000 in principal amount of the Fixed Rate Junior Subordinated Deferrable Interest Debentures due 2030 issued by the Company (the "Subordinated Debt Securities"). The Company contributed to the Bank approximately $9 million of the approximately $9.7 million in net proceeds which it received from the sale of the Subordinated Debt Securities in order to fund the acquisition of VMB. The balance of the purchase price for the acquisition of VMB was paid out of the working capital of the Bank.

Competition

     The banking business in California generally, and specifically in the Bank's market areas, is highly competitive with respect to virtually all products and services and has become increasingly so in recent years. The industry continues to consolidate, and strong, unregulated competitors have entered banking markets with focused products targeted at highly profitable customer segments. Many largely unregulated competitors are able to compete across geographic boundaries and provide customers increasing access to meaningful alternatives to banking services in nearly all significant products. These competitive trends are likely to continue.

     With respect to commercial bank competitors, the business is largely dominated by a relatively small number of major banks with many offices operating over a wide geographical area, which banks have, among other advantages, the ability to finance wide-ranging and effective advertising campaigns and to allocate their investment resources to regions of highest yield and demand. Many of the major banks operating in the area offer certain services which the Bank does not offer directly (but some of which the Bank offers through correspondent institutions). By virtue of their greater total capitalization, such banks also have substantially higher lending limits than does the Bank/1/.

     In addition to other banks, competitors include savings institutions, credit unions, and numerous non-banking institutions, such as finance companies, leasing companies, insurance companies, brokerage firms, and investment banking firms. In recent years, increased competition has also developed from specialized finance and non-finance companies that offer money market and mutual funds, wholesale finance, credit card, and other consumer finance services, including on-line banking services and personal finance software. Strong competition for deposit and loan products affects the rates of those products as well as the terms on which they are offered to customers. Mergers between financial institutions have placed additional pressure on banks within the industry to streamline their operations, reduce expenses, and increase revenues to remain competitive. Competition has also intensified due to federal and state interstate banking laws, which permit banking organizations to expand geographically, and the California market has been particularly attractive to out-of-state institutions.

     Technological innovations have also resulted in increased competition in the financial services market. Such innovations have, for example, made it possible for non-depository institutions to offer customers automated transfer payment services that previously have been considered traditional banking products. In addition, many customers now expect a choice of several delivery systems and channels, including telephone, mail, home computer, ATM's, self-service branches, and/or in-store branches. In addition to other banks, the sources of competition for such products include savings associations, credit unions, brokerage firms, money market and other mutual funds, asset management groups, finance and insurance companies, and mortgage banking firms.

-------------
/1./ Legal lending limits to each customer are restricted to a percentage of the Bank's total shareholders' equity, the exact percentage depending upon the nature of the loan transaction.


                                       3
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     In order to compete effectively, the Bank provides quality, personalized service and fast, local decision making which its major bank competitors are generally unable to offer. For customers whose loan demands exceed the Bank's lending limit, the Bank attempts to arrange for such loans on a participation basis with its correspondent banks. The Bank also assists customers requiring services not offered by the Bank in obtaining such services from its correspondent banks.

     The market for the origination of SBA Loans is highly competitive. With respect to its origination of SBA Loans, the Bank competes with other small, mid-size and major banks which originate these loans in the geographic areas in which the Bank's branches are located. In addition, because these loans are largely broker-driven, the Bank also competes to a large extent with banks which originate SBA Loans outside of the Bank's immediate geographic area. Further, because these loans may be written out of loan production offices specifically set up to write SBA Loans rather than out of full service branches, the barriers to entry in this area, after approval of a bank as an SBA lender, are relatively low. Unlike the market for the origination of SBA Loans, the market for the resale of SBA Loans is currently a seller's market, and to date the Bank has had no difficulty in finding buyers for its SBA Loans. However, there can be no assurance that the resale market for SBA Loans may not become more competitive in the future.


                                  Risk Factors

An investment in securities issued by the Company involves various risks. Existing and prospective investors in any securities issued by the Company should consider carefully the factors summarized below, as well as the other information contained in this Form 10-SB, in making a decision whether to buy, sell or hold such securities. In addition, this Form 10-SB contains certain forward-looking statements regarding the Company's future plans, operations and prospects, which involve risks and uncertainties. Those forward-looking statements are inherently uncertain, and actual results may differ significantly from the Company's expectations. Risk factors that could affect current and future performance include, but are not limited to, those described in this section. Capitalized terms used and not otherwise defined in this section have the respective meanings set forth elsewhere in this Form 10-SB.

Geographic Concentration

     Substantially all of the Company's business is located in California, with a particular concentration in Southern California. As a result, the Company's financial condition and operating results are subject to changes in economic conditions in that region. In the early to mid-1990s, California experienced a significant and prolonged downturn in its economy, which adversely affected financial institutions, including the Company. Although the general economy in California has recovered from that prolonged recession, the Company is subject to changes in economic conditions in that region. We can provide no assurance that conditions in the California economy will not deteriorate in the future and that such deterioration will not adversely effect the Company.

     In addition, a substantial portion of the Company's assets consist of loans secured by real estate in California. At June 30, 2000 approximately 61.5% of the Bank's loans, or $82.6 million in loans, were secured by first deeds of
trust on real estate.   See Part I -- Item 2.  "Management's Discussion and
Analysis of Financial Condition and Results of Operations--Loan Portfolio." Historically, California has experienced, on occasion, significant natural disasters, including earthquakes, brush fires and, during early 1998, flooding attributed to the weather phenomenon known as "El Nino." Accordingly, the availability of insurance for losses from such catastrophes is limited. The occurrence of one or more of such catastrophes could impair the value of the collateral for the Company's real estate secured loans and adversely affect the Company.

Potential Impact of Changes in Interest Rates

  The Company's profitability is significantly dependent on its net interest income. Net interest income is the difference between its interest income on interest-earning assets, such as loans and leases, and its interest expense on interest-bearing liabilities, such as deposits. Therefore, changes in general market interest rates, whether as a result of changes in the monetary policies of the Federal Reserve or otherwise, can have a significant effect on the Company's net


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interest income. The Company's assets and liabilities may react differently to changes in overall market rates or conditions because of mismatches between the repricing or maturity characteristics of its assets and liabilities. As a result, changes in interest rates can affect the Company's net interest income in either a positive or a negative way.

Lack of Diversification of Loan Portfolio

     The Bank's loan portfolio is heavily concentrated in real estate loans, both commercial and residential. At June 30, 2000, approximately 69% of the Bank's loan portfolio is real estate-related. Conditions in the California real estate market can and historically have strongly influenced the level of the Bank's non-performing loans and its results of operations. Another real estate recession in California, or the occurrence of a natural disaster, could have a material adverse effect on the Company.

Dependence on Key Personnel

     The Company's future success depends, in large part upon the continuing contributions of its key management personnel. If the Company loses the services of one or more key employees within a short period of time, the Company could be adversely affected. The Company's future success is also dependent upon its continuing ability to attract and retain other highly qualified personnel. Competition for such employees among financial institutions in California is intense. The Company's inability to attract and retain additional key personnel could adversely affect the Company. We can provide no assurance that the Company will be able to retain any of its key officers and employees or attract and retain qualified personnel in the future. Mr. Lane, the Company's President and Chief Executive Officer, has an employment agreement which expires on March 31, 2004. See Item 6. "Executive Compensation -- Employment Agreements."

Risks Related to Growth

     The Company consummated its acquisition of VMB on August 31, 2000. The acquisition of VMB increased the Company's total assets by approximately 23%.
In addition, the Company intends to investigate other opportunities to acquire or combine with additional financial institutions that would complement the Company's existing business as such opportunities may arise. No assurance can be provided, however, that the Company will be able to identify additional suitable acquisition targets or consummate any such acquisition.

     The Company's ability to manage its growth will depend primarily on its ability to

     .  monitor operations;

     .  control costs;

     .  maintain positive customer relations;

     .  attract, assimilate and retain additional qualified personnel.

     See "---Dependence on Key Personnel." If the Company fails to achieve those objectives in an efficient and timely manner, it may experience interruptions and dislocations in its business. Any such problems could adversely affect the Company's existing operations, as well as its ability to retain the customers of the acquired businesses or operate any such businesses profitably. In addition, such concerns may cause the Company's federal and state banking regulators to require the Company to delay or forgo any proposed acquisition until such problems have been addressed to the satisfaction of those regulators.

     The Company's failure to manage its growth effectively would adversely affect the Company.

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No Present Intention to Pay Dividends; Regulatory Restrictions on Payment of
Dividends

     The Company has never paid common stock dividends and does not plan on paying a dividend in the foreseeable future. The Company's ability to declare a dividend on the common stock will depend upon, among other things, on future earnings, its operating and financial condition, its capital requirements and general business conditions, and receipt of regulatory approvals, if then required.

     The Company is a legal entity separate and distinct from the Bank. Substantially all of the Company's revenue and cash flow, including funds available for the payments of dividends and other operating expenses, is dependent upon the payment of dividends to the Company from the Bank. Dividends payable by the Bank are restricted under California and federal laws and regulations. See Part II -- Item 1. "Market Price of Dividends on the Registrant's Common Equity and other Shareholder Matters -- Dividends."

No Assurances as to Adequacy of Allowance for Loan Losses

     The Company believes that the allowance for loan losses maintained by the Bank is at a level adequate to absorb any inherent losses in its loan portfolio. Depending on changes in economic, operating and other conditions, including changes in interest rates, that are generally beyond the Bank's control, the Bank's actual loan losses could increase significantly. As a result, such losses could exceed the Bank's current allowance estimates. The Company can provide no assurance that the Bank's allowance is sufficient to cover actual loan losses should such losses be realized.

     In addition, the Federal Reserve Board and the California Department of Financial Institutions ("DFI"), as an integral part of their respective supervisory functions, periodically review the Bank's allowance for loan losses. Such regulatory agencies may require the Bank's to increase its provision for loan losses or to recognize further loan charge-off's, based upon judgments different from those of management. Any increase in the Bank's allowance required by the Federal Reserve Board or the DFI could adversely effect the Company. See Part I -- Item 2. "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Allowance for Loan Losses."

Control by Directors and Executive Officers

     As of June 30, 2000, the Company's directors and executive officers together with their affiliates, beneficially owned approximately 45% of the shares of the voting Common Stock then outstanding. As a result, if such shareholders take a common position, they could most likely control the outcome of corporate actions requiring shareholder approval, including the election of directors and the approval of significant corporate transactions, such as a merger of sale of all or substantially all of the Company's assets. We can provide no assurance that the investment objectives of such shareholders will be the same as the Company's other shareholders. See Part I -- Item 5. "Directors, Executive Officers, Promoters and Control Persons."

Employment Contracts, Change in Control Provisions and Employee Severance Compensation

     The Company has entered into employment agreements with Alan J. Lane and certain other of the Company's executive officers, and severance agreements with certain executive officers of the Company and the Bank, which agreements provide for severance payments if their respective employment arrangements are terminated in connection with a change in control of the Company or the Bank. Those provisions may have the effect of increasing the cost of acquiring the Company, thereby discouraging future attempts to take over the Company or the Bank. See Part I -- Item 6. "Executive Compensation -- Employment Agreements."

Possible Future Sales of Shares

     Sales of substantial amounts of Common Stock in the public market pursuant to Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"), or otherwise, or the perception that such sales could occur, may adversely affect prevailing market prices of the Common Stock. If the prevailing market prices are affected, such sales could impair the future ability of the Company to raise capital through an offering of its equity securities or to effect acquisitions using shares of Common Stock.


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Limited Prior Market for Common Stock and Possible Volatility of Stock Price

     Trading in the Common Stock has been limited and cannot be characterized as amounting to an established public trading market. Although the Company intends to file an application for listing of its Common Stock on Nasdaq's National Market, no assurance can be given that such application will be approved, or if approved, there can be no assurance that an active public market for the Common Stock will develop or continue if such a market develops. If such a public market develops, the market price of the Common Stock may be subject to significant fluctuation in response to numerous factors, including variations in the annual or quarterly financial results of the Company or its competitors, changes by financial research analysts in their financial results of the Company or its competitors, or the failure of the Company or its competitors to meet such estimates, conditions in the economy in general or the banking industry in particular, or unfavorable publicity affecting the Company or the banking industry. In addition, the equity markets have, on occasion, experienced significant price and volume fluctuations that have affected the market prices for many companies' securities and have been unrelated to the operating performance of those companies. Any such fluctuations may adversely affect the prevailing market price of the Common Stock. See Part II -- Item 1. "Market Price of and Dividends on the Registrant's Common Equity and other Shareholder Matters."

Competition

     The banking business in the Bank's market areas is highly competitive with respect to virtually all products and services. In California generally, major banks dominate the commercial banking industry. By virtue of their larger capital bases, such institutions have substantially greater lending limits than the Bank has and perform certain functions for their customers, including trust services, investment services and international banking, which the Bank is not equipped to offer directly, although it does offer certain of these services through correspondent banks. In the Bank's primary service area, major banks and other independent banks larger than the Bank dominate the commercial banking business. In addition to commercial banks, the Bank competes with other financial companies, as well as offers of monetary market accounts and other institutions offering financial services, in obtaining lendable funds and in making loans. See Part I -- Item 1. "Description of Business Competition."

Monetary Policy and Economic Conditions

     The Bank's net income depends to a large extent on its ability to maintain a favorable differential or "spread" between the rates earned on its loans and other interest-earning assets and the rates paid on its deposits and other interest-bearing liabilities. These rates are highly sensitive to many factors that are beyond the Bank's control, including general economic conditions and the policies of various governmental and regulatory agencies, in particular the Board of Governors of the Federal Reserve System. In addition, future adverse economic conditions or changes in regulatory policies or procedures could make a higher provision for loan losses prudent and could cause higher loan charge-off's, thus adversely affecting the Bank's net earnings.

Government Regulation and Legislation

     The Company and the Bank are subject to extensive state and federal regulation, supervision and legislation, and the laws that govern the Company and the Bank and their respective operations are subject to change from time to time. These laws and regulations increase the cost of doing business and have an adverse impact on the Company's ability to compete efficiently with other financial services providers that are not similarly regulated. Changes in regulatory policies or procedures could result in Management determining that a higher provision for loan losses was necessary and could cause higher loan charge-offs, thus adversely affecting the Bank's net earnings. There can be no assurance that future regulation or legislation will not impose additional requirements and restrictions on the Company and the Bank in a manner that could adversely affect their results of operations, cash flows, financial condition and prospects. See "Regulation and Supervision."


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                           Regulation and Supervision

     The Company and the Bank are subject to significant regulation by federal and state regulatory agencies. The following discussion of statutes and regulations is only a brief summary and does not purport to be complete. This discussion is qualified in its entirety by reference to such statutes and regulations. No assurance can be given that such statutes or regulations will not change in the future.

The Company

     Upon the effective date of this Registration Statement, the Company will be subject to the periodic reporting requirements of Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") which will require the Company to file annual, quarterly and other current reports with the Securities and Exchange Commission (the "Commission"). The Company will also be subject to additional regulations including, but not limited to, the proxy and tender offer rules promulgated by the Commission under Sections 13 and 14 of the Exchange Act; the reporting requirements of directors, executive officers and principal shareholders regarding transactions in the Company's Common Stock and short-swing profits rules promulgated by the Commission under Section 16 of the Exchange Act; and certain additional reporting requirements by principal shareholders of the Company promulgated by the Commission under Section 13 of the Exchange Act.

     The Company is a bank holding company within the meaning of the Bank Holding Company Act of 1956 and is registered as such with the Board of Governors of the Federal Reserve System (the "FRB"). A bank holding company is required to file with the FRB annual reports and other information regarding its business operations and those of its subsidiaries. It is also subject to examination by the FRB and is required to obtain FRB approval before acquiring, directly or indirectly, ownership or control of any voting shares of any bank if, after such acquisition, it would directly or indirectly own or control more than 5% of the voting stock of that bank, unless it already owns a majority of the voting stock of that bank.

     The FRB has by regulation determined certain activities in which a bank holding company may or may not conduct business. A bank holding company must engage, with certain exceptions, in the business of banking or managing or controlling banks or furnishing services to or performing services for its subsidiary banks. The permissible activities and affiliations of certain bank holding companies have recently been expanded. (See " -- Financial Modernization Act" below.)

General

     As a California state-chartered bank whose accounts are insured by the FDIC up to a maximum of $100,000 per depositor, the Bank is subject to regulation, supervision and regular examination by the DFI and the FDIC. In addition, while the Bank is not a member of the Federal Reserve System, it is subject to certain regulations of the FRB. The regulations of these agencies govern most aspects of the Bank's business, including the making of periodic reports by the Bank, and the Bank's activities relating to dividends, investments, loans, borrowings, capital requirements, certain check-clearing activities, branching, mergers and acquisitions, reserves against deposits and numerous other areas. Supervision, legal action and examination of the Bank by the FDIC is generally intended to protect depositors and is not intended for the protection of shareholders.

     The earnings and growth of the Bank are largely dependent on its ability to maintain a favorable differential or "spread" between the yield on its interest-earning assets and the rate paid on its deposits and other interest-bearing liabilities. As a result, the Bank's performance is influenced by general economic conditions, both domestic and foreign, the monetary and fiscal policies of the federal government, and the policies of the regulatory agencies, particularly the FRB. The FRB implements national monetary policies (such as seeking to curb inflation and combat recession) by its open-market operations in United States Government securities, by adjusting the required level of reserves for financial institutions subject to its reserve requirements and by varying the discount rate applicable to borrowings by banks which are members of the Federal Reserve System. The actions of the FRB in these areas influence the growth of bank loans, investments and deposits and also affect interest rates charged on loans and deposits. The nature and impact of any future changes in monetary policies cannot be predicted.

Capital Adequacy Requirements

     The Bank and the Company are subject to the regulations of the FDIC and the FRB, respectively, governing capital adequacy. Those regulations incorporate both risk-based and leverage capital requirements. Each of the federal regulators has established risk-based and leverage capital guidelines for the banks or bank holding companies it regulates, which set total capital requirements and define capital in terms of "core capital elements," or Tier 1 capital; and "supplemental capital elements," or Tier 2 capital. Tier 1 capital is generally defined as the sum of the core capital elements less goodwill and certain other deductions, notably the unrealized net gains or losses (after tax adjustments) on available for sale investment securities carried at fair market value. The following items are defined as core capital elements: (i) common stockholders' equity; (ii) qualifying noncumulative perpetual preferred stock and related surplus; and (iii) minority interests in the equity accounts of consolidated subsidiaries. Supplementary capital elements include: (i) allowance for loan and lease losses (but not more than 1.25% of an institution's risk-weighted assets); (ii) perpetual preferred stock and related surplus not qualifying as core capital; (iii) hybrid capital instruments, perpetual debt and mandatory convertible debt instruments; and (iv) term subordinated debt and intermediate-term preferred stock and related surplus. The maximum amount of supplemental capital elements which qualifies as Tier 2 capital is limited to 100% of Tier 1 capital, net of goodwill.

     The minimum required ratio of qualifying total capital to total risk-weighted assets is 8.0% ("Total Risk-Based Capital Ratio"), at least one-half of which must be in the form of Tier 1 capital, and the minimum required ratio of Tier 1 capital to total risk-weighted assets is 4.0% ("Tier 1 Risk-Based Capital Ratio"). Risk-based capital ratios are calculated to provide a measure of capital that reflects the degree of risk associated with a banking organization's operations for both transactions reported on the balance sheet as assets, and transactions, such as letters of credit and recourse arrangements, which are recorded as off-balance sheet items. Under the risk-based capital guidelines, the nominal dollar amounts of assets and credit-equivalent amounts of off-balance sheet items are multiplied by one of several risk adjustment percentages, which range from 0% for assets with low credit risk, such as certain U. S. Treasury securities, to 100% for assets with relatively high credit risk, such as business loans. As of December 31, 1999 and 1998, the Bank's Total Risk-Based Capital Ratios were 12.23% and 12.17%, respectively and its Tier 1 Risk-Based Capital Ratios were 11.41% and 11.07%, respectively. As of June 30, 2000, the Company's and the Bank's Total Risk-Based Capital Ratios were 17.84% and 11.91%, respectively, and the Company's and the Bank's Tier 1 Risk-Based Capital Ratios were 15.25% and 11.17%, respectively.

     The risk-based capital requirements also take into account concentrations of credit (i.e., relatively large proportions of loans involving one borrower, industry, location, collateral or loan type) and the risks of "non-traditional" activities (those that have not customarily been part of the banking business). The regulations require institutions with high or inordinate levels of risk to operate with higher minimum capital standards, and authorize the regulators to review an institution's management of such risks in assessing an institution's capital adequacy.

     The risk-based capital regulations also include exposure to interest rate risk as a factor that the regulators will consider in evaluating a bank's capital adequacy. Interest rate risk is the exposure of a bank's current and future earnings and equity capital arising from adverse movements in interest rates. While interest risk is inherent in a bank's role as financial intermediary, it introduces volatility to bank earnings and to the economic value of the bank.

     The FDIC and the FRB also require the maintenance of a leverage capital ratio designed to supplement the risk-based capital guidelines. Banks and bank holding companies that have received the highest rating of the five categories used by regulators to rate banks and are not anticipating or experiencing any significant growth must maintain a ratio of Tier 1 capital (net of all intangibles) to adjusted total assets ("Leverage Capital Ratio") of at least 3%. All other institutions are required to maintain a leverage ratio of at least 100 to 200 basis points above the 3% minimum, for a minimum of 4% to 5%. Pursuant to federal regulations, banks must maintain capital levels commensurate with the level of risk to which they are exposed, including the volume and severity of problem loans, and federal regulators may, however, set higher capital requirements when a bank's particular circumstances warrant. As of December 31, 1999 and 1998, the Bank's Leverage Capital Ratios were 7.85% and 8.28%, respectively. As of June 30, 2000, the Company's and the Bank's leverage capital ratios were 10.35% and 7.62%, respectively, exceeding regulatory minimums. (See "Item 2 -- Management's Discussion and Analysis of Financial Condition and Results of Operation -- Capital Resources" herein.)

Prompt Corrective Action Provisions

     Federal law requires each federal banking agency to take prompt corrective action to resolve the problems of insured financial institutions, including but not limited to those that fall below one or more prescribed minimum capital ratios. The federal banking agencies have by regulation defined the following five capital categories: "well capitalized" (Total Risk-Based Capital Ratio of 10%; Tier 1 Risk-Based Capital Ratio of 6%; and Leverage Ratio of 5%); "adequately capitalized" (Total Risk-Based Capital Ratio of 8%; Tier 1 Risk-Based Capital Ratio of 4%; and Leverage Ratio of 4%) (or 3% if the institution receives the highest rating from its primary regulator); "undercapitalized" (Total Risk-Based Capital Ratio of less than 8%; Tier 1 Risk-Based Capital Ratio of less than 4%; or Leverage Ratio of less than 4%) (or 3% if the institution receives the highest rating from its primary regulator); "significantly undercapitalized" (Total Risk-Based Capital Ratio of less than 6%; Tier 1 Risk-Based Capital Ratio of less than 3%; or Leverage Ratio less than 3%); and "critically undercapitalized" (tangible equity to total assets less than 2%). A bank may be treated as though it were in the next lower capital category if after notice and the opportunity for a hearing, the appropriate federal agency finds an unsafe or unsound condition or practice so warrants, but no bank may be treated as"critically undercapitalized" unless its actual capital ratio warrants such treatment.

     At each successively lower capital category, an insured bank is subject to increased restrictions on its operations. For example, a bank is generally prohibited from paying management fees to any controlling persons or from making capital distributions if to do so would make the bank "undercapitalized." Asset growth and branching restrictions apply to undercapitalized banks, which are required to submit written capital restoration plans meeting specified requirements (including a guarantee by the parent holding company, if any). "Significantly undercapitalized" banks are subject to broad regulatory authority, including among other things, capital directives, forced mergers, restrictions on the rates of interest they may pay on deposits, restrictions on asset growth and activities, and prohibitions on paying certain bonuses without FDIC approval. Even more severe restrictions apply to critically undercapitalized banks. Most importantly, except under limited circumstances, not later than 90 days after an insured bank becomes critically undercapitalized, the appropriate federal banking agency is required to appoint a conservator or receiver for the bank.

     In addition to measures taken under the prompt corrective action provisions, insured banks may be subject to potential actions by the federal regulators for unsafe or unsound practices in conducting their businesses or for violations of any law, rule, regulation or any condition imposed in writing by the agency or any written agreement with the agency. Enforcement actions may include the issuance of cease and desist orders, termination of insurance of deposits (in the case of a bank), the imposition of civil money penalties, the issuance of directives to increase capital, formal and informal agreements, or removal and prohibition orders against "institution-affiliated" parties.

Safety and Soundness Standards

     The federal banking agencies have also adopted guidelines establishing safety and soundness standards for all insured depository institutions. Those guidelines relate to internal controls, information systems, internal audit systems, loan underwriting and documentation, compensation and interest rate exposure. In general, the standards are designed to assist the federal banking agencies in identifying and addressing problems at insured depository institutions before capital becomes impaired. If an institution fails to meet these standards, the appropriate federal banking agency may require the institution to submit a compliance plan and institute enforcement proceedings if an acceptable compliance plan is not submitted.

Premiums for Deposit Insurance

     The FDIC regulations also implement a risk-based premium system, whereby insured depository institutions are required to pay insurance premiums depending on their risk classification. Under this system, institutions such as the Bank which are insured by the Bank Insurance Fund ("BIF"), are categorized into one of three capital categories (well capitalized, adequately capitalized, and undercapitalized) and one of three supervisory categories based on federal regulatory evaluations. The three supervisory categories are: financially sound with only a few minor weaknesses (Group A), demonstrates weaknesses that could result in significant deterioration (Group B), and poses a substantial probability of loss (Group C). The capital ratios used by the FDIC to define well capitalized, adequately capitalized and undercapitalized are the same in the FDIC's prompt corrective action regulations. The current BIF base assessment rates (expressed as cents per $100 of deposits) are summarized as follows:


                                    Group A   Group B   Group C
                                    -------   -------   -------

        Well Capitalized.........       0         3        17
        Adequately Capitalized...       3        10        24
        Undercapitalized.........      10        24        27

     In addition, BIF member banks (such as the Bank) must pay an amount which fluctuates but is currently 2.08 basis points, or cents per $100 of insured deposits, towards the retirement of the Financing Corporation bonds issued in the 1980's to assist in the recovery of the savings and loan industry.

Community Reinvestment Act

     The Bank is subject to certain requirements and reporting obligations involving Community Reinvestment Act ("CRA") activities. The CRA generally requires the federal banking agencies to evaluate the record of a financial institution in meeting the credit needs of its local communities, including low and moderate income neighborhoods. The CRA further requires the agencies to take a financial institution's record of meeting its community credit needs into account when evaluating applications for, among other things, domestic branches, consummating mergers or acquisitions, or holding company formations. In measuring a bank's compliance with its CRA obligations, the regulators utilize a performance-based evaluation system which bases CRA ratings on the bank's actual lending service and investment performance, rather than on the extent to which the institution conducts needs assessments, documents community outreach activities or complies with other procedural requirements. In connection with its assessment of CRA performance, the FDIC assigns a rating of "outstanding," "satisfactory," "needs to improve" or "substantial noncompliance." The Bank was last examined for CRA compliance in October, 1999, and received an "outstanding" CRA Assessment Rating.

Other Consumer Protection Laws and Regulations

     The bank regulatory agencies are increasingly focusing attention on compliance with consumer protection laws and regulations. Examination and enforcement has become intense, and banks have been advised to carefully monitor compliance with various consumer protection laws and their implementing regulations. The federal Interagency Task Force on Fair Lending issued a policy statement on discrimination in home mortgage lending describing three methods that federal agencies will use to prove discrimination: overt evidence of discrimination, evidence of disparate treatment, and evidence of disparate impact. In addition to CRA and fair lending requirements, the Bank is subject to numerous other federal consumer protection statutes and regulations. Due to heightened regulatory concern related to compliance with consumer protection laws and regulations generally, the Bank may incur additional compliance costs or be required to expend additional funds for investments in the local communities it serves.

Interstate Banking and Branching

     The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Banking Act") regulates the interstate activities of banks and bank holding companies and establishes a framework for nationwide interstate banking and branching. Since June 1, 1997, a bank in one state has generally been permitted to merge with a bank in another state without the need for explicit state law authorization. However, states were given the ability to prohibit interstate mergers with banks in their own state by "opting-out" (enacting state legislation applying equality to all out-of-state banks prohibiting such mergers ) prior to June 1, 1997.

     Since 1995, adequately capitalized and managed bank holding companies have been permitted to acquire banks located in any state, subject to two exceptions: first, any state may still prohibit bank holding companies from acquiring a bank which is less than five years old; and second, no interstate acquisition can be consummated by a bank holding company if the acquiror would control more than 10% of the deposits held by insured depository institutions nationwide or 30% percent or more of the deposits held by insured depository institutions in any state in which the target bank has branches.

     A bank may establish and operate de novo branches in any state in which the bank does not maintain a branch if that state has enacted legislation to expressly permit all out-of-state banks to establish branches in that state.

     In 1995 California enacted legislation to implement important provisions of the Interstate Banking Act discussed above and to repeal California's previous interstate banking laws, which were largely preempted by the Interstate Banking Act.

     The changes effected by Interstate Banking Act and California laws have increased competition in the environment in which the Bank operates to the extent that out-of-state financial institutions directly or indirectly enter the Bank's market areas. It appears that the Interstate Banking Act has contributed to the accelerated consolidation of the banking industry. While many large out-of-state banks have already entered the California market as a result of this legislation, it is not possible to predict the precise impact of this legislation on the Bank and the Company and the competitive environment in which they operate.

Financial Modernization Act

     On November 12, 1999, President Clinton signed into law the Gramm-Leach-Bliley Act which, effective March 11, 2000, eliminated most barriers to affiliations among banks and securities firms, insurance companies, and other financial service providers, and enabled full affiliations to occur between such entities. This new legislation permits bank holding companies to become "financial holding companies" and thereby acquire securities firms and insurance companies and engage in other activities that are financial in nature. A bank holding company may become a financial holding company if each of its subsidiary banks is well capitalized under the FDICIA prompt corrective action provisions, is well managed, and has at least a satisfactory rating under the CRA by filing a declaration that the bank holding company wishes to become a financial holding company. No regulatory approval will be required for a financial holding company to acquire a company, other than a bank or savings association, engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the FRB. The Company has no current intention of becoming a financial holding company, but may do at some point in the future if deemed appropriate in view of opportunities or circumstances at the time.

     The Gramm-Leach-Bliley Act defines "financial in nature" to include securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; merchant banking activities; and activities that the Board has determined to be closely related to banking. A national bank (and therefore, a state bank as well) may also engage, subject to limitations on investment, in activities that are financial in nature, other than insurance underwriting, insurance company portfolio investment, real estate development and real estate investment, through a financial subsidiary of the bank, if the bank is well capitalized, well managed and has at least a satisfactory CRA rating. Subsidiary banks of a financial holding company or national banks with financial subsidiaries must continue to be well capitalized and well managed in order to continue to engage in activities that are financial in nature without regulatory actions or restrictions, which could include divestiture of the financial in nature subsidiary or subsidiaries. In addition, a financial holding company or a bank may not acquire a company that is engaged in activities that are financial in nature unless each of the subsidiary banks of the financial holding company or the bank has a CRA rating of satisfactory or better.

Other Pending and Proposed Legislation

     Other legislative and regulatory initiatives which could affect the Company, the Bank and the banking industry in general are pending, and additional initiatives may be proposed or introduced, before the United States Congress, the California legislature and other governmental bodies in the future. Such proposals, if enacted, may further alter the structure, regulation and competitive relationship among financial institutions, and may subject the Bank to increased regulation, disclosure and reporting requirements. In addition, the various banking regulatory agencies often adopt new rules and regulations to implement and enforce existing legislation. It cannot be predicted whether, or in what form, any such legislation or regulations may be enacted or the extent to which the business of the Company or the Bank would be affected thereby.

Employees

     As of December 31, 1999 the Bank had a total of 75 full-time and 56 part-time employees. As of June 30, 2000, the Company had 81 full-time employees and 58 part-time employees. None of the Bank's or the Company's employees are currently represented by a union or covered by a collective bargaining agreement. Management of the Company believes that its employee relations are satisfactory.

Item 2.  Management's Discussion and Analysis of Financial Condition and Results
--------------------------------------------------------------------------------
of Operations
-------------

     This discussion presents Management's analysis of the results of operations and financial condition of the Company and the Bank as of and for the six months ended June 30, 2000 and 1999 and as of and for the years ended December 31, 1999, 1998 and 1997./1/ As of the date of this Registration Statement, the Company's principal subsidiary is the Bank. The Company also wholly owns Business Capital Trust I, a Delaware statutory business trust (see "Part II,
Item 4 -- Recent Sales of Unregistered Securities"). The discussion should be read in conjunction with the financial statements of the Company and the Bank and the notes related thereto presented elsewhere in this Registration Statement. (See "Part F/S" below.)



                                    Overview

General

     Throughout the reporting periods covered the Company has experienced steady growth in assets and deposits and has accordingly achieved increased net income. Total net loans/2/ increased to $133.0 million at June 30, 2000, from $115.1 million, $104.5 million and $99.6 million at December 31, 1999, 1998 and 1997, respectively. Investments including Fed Funds sold and investment securities increased to $88.8 million at June 30, 2000 from $83.3 million, $51.0 million and $32.4 million at December 31, 1999, 1998 and 1997, respectively. The primary source of funds, deposits from customers, were $192.6 million as of June 30, 2000, compared to $186.8 million, $163.8 million, $136.7 million at December 31, 1999, 1998 and 1997, respectively.

     Net income was $1.1 million and $926,000 for the six months ended June 30, 2000 and 1999, respectively, and $1,940,000, $1,857,000 and $842,000 and for
1999, 1998 and 1997, respectively.

     The most significant occurrence impacting the Company's operations during these time frames was the acquisition of High Desert National Bank in December, 1997, which accounts for a substantial portion of the increases in assets, liabilities and net income from 1997 to 1998. The increase in net income is primarily attributable to (i) growth in net interest income (the difference between interest and fees derived from earning assets and interest paid on liabilities carried to provide for those assets) as a result of the aforementioned growth in assets and liabilities; and (ii) reductions in required provisions for loan losses per the Bank's analysis of its loan portfolio.

     On November 27, 1998 the Bank acquired a forty-nine percent equity investment in Financial Data Solutions Incorporated ("FDSI"). FDSI provides a variety of data processing services to the financial services industry. FDSI is co-owned by the Bank (49%) and by Southwest Community Bank (51%) ("SWCB"). The Bank and SWCB made contributions aggregating $500,000 to FDSI in January 2000 and contributions aggregating $300,000 in August 2000. The additional contributions were made to accommodate the rapid growth associated with FDSI. Additional contributions were made to acquire, among other things; additional machinery and equipment as well as licenses associated with adding additional customers. All contributions were made based on the respective ownership percentages of each of the institutions. The Bank made contributions of $245,000 and $147,000, and SWCB made contributions of $255,000 and $153,000 during January 2000 and August 2000, respectively.

     On August 31, 2000, the Company consummated its acquisition of VMB. In order to fund a substantial portion of the approximately $12.2 million acquisition price of VMB, on March 23, 2000, Business Capital Trust I, a newly formed Delaware statutory business trust and a wholly-owned subsidiary of the Company, issued an aggregate of $10,000,000 of principal amount of 10-7/8% Fixed Rate Capital Trust Pass-through Securities of the Trust. The

-------------------
/1/ As the holding company reorganization pursuant to which the Company became the sole shareholder of the Bank was effective in January, 2000, all financial information as of and for the years ended December 31, 1999 and any earlier years or periods relates to the Bank rather than the Company. Information as of and for the three months ended March 31, 2000 is provided for the Bank and the Company on a consolidated basis.

/2/ Total net loans are net of the allowance for loan losses and unearned income.

securities issued by the Trust are fully guaranteed by the Company with respect to distributions and amounts payable upon liquidation, redemption or repayment. The entire proceeds to the Trust from the sale of the Trust Preferred Securities were used by the Trust in order to purchase $10,000,000 in principal amount of the Fixed Rate Junior Subordinated Deferrable Interest Debentures due 2030 issued by the Company. In the third quarter of 2000, the Company contributed to the Bank approximately $9 million of the approximately $9.7 million in net proceeds which it received from the sale of the Subordinated Debt Securities in order to fund the acquisition of VMB. The balance of the purchase price for the acquisition of VMB was paid out of the working capital of the Bank. See "Item 1. Description of Business-- Recent Developments."


                             Results of Operations

Net Interest Income

     The Bank's earnings depend significantly upon the difference or spread between the income received from its loans and other interest-earning assets and the interest paid on interest-bearing liabilities. This computed difference is the Bank's net interest income. The net interest income, when expressed as a percentage of average total interest-earning assets, is referred to as the net interest margin. The Bank's net interest income is affected by the change in the level and the mix of interest-earning assets and interest-bearing liabilities, referred to as volume changes. The Bank's net interest margin is also affected by changes in the yield earned on assets and rates paid on liabilities, referred to as rate changes. Interest rates charged on the Bank's loans are affected principally by the demand for such loans, the supply of money available for lending purposes and competitive factors. These factors are in turn affected by general economic conditions and other factors frequently beyond the Bank's control, such as governmental economic policies, money supply, governmental tax policies and actions of the Federal Reserve Board.

     Net interest income was $11.2 million for the year ended December 31, 1999, an increase of $1.0 million or 9.8% over 1998. Net interest income in 1998 increased $2.7 million or 36.0% from $7.5 million for 1997. The increase during 1999 was due to internal growth through operations while the increase in 1998 was mainly due to the acquisition of High Desert National Bank.

     During 1999 average interest-earning assets increased $28.2 million or 19.7% to $171.3 million compared to 1998, while average interest-bearing liabilities for the same period increased $17.3 million or 19.3% to $107.1 million. Average loans, the Bank's highest yielding asset, grew by $8.3 million or 8.5% to $105.9 million for the same period. The average yield on interest-earning assets was 8.63%, down 69 basis points from 9.32% in 1998. This decline was mainly due to the lower level of the national prime rate, on average, in 1999 compared to 1998. The average rates paid on interest-bearing liabilities decreased 20 basis points from 3.54% to 3.34% during the aforementioned period. Accordingly, the net interest spread (the difference between the yield on interest-earning assets versus the rates paid on interest-bearing deposits) decreased to 5.29% in 1999 from 5.78% in 1998.

     During 1998 average interest-earning assets increased $45.8 million or 47.1% to $143.1 million, while average interest-bearing liabilities increased $29.5 million or 48.9%. Average loans grew by $27.6 million or 39.4%, which was primarily attributable to the acquisition of High Desert National Bank. The average yield on interest-earning assets for 1998 was 9.32%, which was a decrease of 49 basis points from the yield of 9.81% for 1997. This decline was due mainly to a lower national prime rate, on average over 1997. The average rates paid on deposits increased 13 basis points to 3.54% from 3.41% for 1998 compared to 1997. As a result, the net interest spread decreased to 5.78% in 1998 from 6.40% in 1997.

     For the six months ended June 30, 2000, net interest income was $6.5 million, an increase of 26.4% or $1.4 million over the six months ended June 30, 1999. This increase closely approximated the growth in average interest-earning assets of 33.1 % or $52.5 million from the second quarter of 1999 to the second quarter of 2000.

     The tables on the following pages show the Bank's average balances of assets, liabilities and shareholders' equity; the amount of interest income or interest expense; the average yield or rate for each category of interest-earning assets and interest-bearing liabilities; and the net interest spread and the net interest margin for the periods indicated:

              Distribution, Yield and Rate Analysis of Net Income

                                                          As of and For the Six Months Ended June 30, 2000
                                                          ------------------------------------------------
                                                                           Interest Income/      Average
                                                          Average Balance       Expense         Rate/Yield
                                                          ---------------       -------         ----------
                                                                       (Dollars in Thousands)
Assets:
Interest-earning assets:
   Loans, net/1/........................................     $123,019             $6,783         11.03%
   Taxable investment securities:
   U. S. government securities..........................        1,011                 28          5.61
   Obligations of other
       U. S. governmental agencies......................            0                  0          0.00
     Mortgage backed securities.........................       65,410              2,063          6.31
     Other securities...................................        2,816                100          7.09
     Tax-exempt investment securities:/2/
      Obligations of state and
       political subdivisions...........................       16,410                452          5.51
     Federal funds sold.................................          787                 24          6.21
     Interest-earning deposits..........................            0                  0          0.00
                                                             --------             ------
Total interest-earning assets...........................      209,453              9,450          9.02
Non-interest earning assets:
     Cash and due from banks............................       17,695
     Premises and equipment, net........................        4,291
     Other real estate owned............................          826
     Accounts receivable................................            0
     Accrued interest receivable........................        1,334
     Other assets.......................................        6,159
Total non-interest earning assets.......................       30,305
                                                             --------
      Total assets......................................     $239,758
                                                             ========
Liabilities and Stockholders' Equity:
Interest-bearing liabilities:
     Deposits:
      Money market......................................       30,613                547          3.57
      NOW...............................................       26,481                253          1.91
      Savings...........................................       19,398                259          2.67
      Time certificates of deposit in
       denominations of $100,000 or more................       17,212                444          5.16
      Other time deposits...............................       20,485                477          4.66
      Other borrowings..................................       21,060                714          6.78
         Company Obligated Mandatorily
          Redeemable Preferred Securities of
          Subsidiary Trust Holding Solely Junior
          Subordinated Debentures.......................        5,603                302         10.78
                                                             --------             ------
      Total interest-bearing liabilities................      140,852              2,996          4.25
Non-interest-bearing liabilities:

---------------
/1/ Loan fees have been included in the calculation of interest income. Loan fees were approximately $502,000 and $450,000 for the six months ended June 30, 2000 and 1999, respectively. Loans are net of the allowance for loan losses, deferred fees and related direct costs.

/2/ Yields on tax-exempt income have not been computed on a tax equivalent basis.

     Demand deposits......................                     75,904
     Other liabilities....................                      3,172
                                                             --------
      Total non-interest-bearing
        liabilities.......................                     79,076
Stockholders' equity......................                     19,830
      Total liabilities and
       stockholders' equity...............                   $239,758
                                                             ========

Net interest income.......................                                        $6,454
                                                                                  ======
Net interest spread/1/....................                                                        4.77%
                                                                                                 =====
Net interest margin/2/....................                                                        6.16%
                                                                                                 =====

------------
/1/ Represents the annualized average rate earned on interest-earning assets less the average rate paid on interest-bearing liabilities.

/2/ Represents the interest income (after provision for loan losses) as a percentage of average interest-earning assets.

              Distribution, Yield and Rate Analysis of Net Income
                                  (continued)

                                                                     As and For the Six Months Ended June 30, 1999
                                                                --------------------------------------------------------
                                                                                  Interest Income/
                                                                Average Balance        Expense        Average Rate/Yield
                                                                ---------------        -------        ------------------
                                                                                 (Dollars in Thousands)
Assets:
Interest-earning assets:
   Loans, net/1/................................................    $104,402             $5,329                10.21%
   Taxable investment securities:
   U. S. government securities..................................         580                 15                 5.32
   Obligations of other
       U. S. governmental agencies..............................       1,103                 35                 6.30
      Mortgage backed securities................................      24,129                653                 5.41
     Other securities...........................................         152                  5                 7.22
     Tax-exempt investment securities:/2/
      Obligations of state and
       political subdivisions...................................       8,793                226                 5.13
     Federal funds sold.........................................      19,266                459                 4.77
     Interest-earning deposits..................................           0                  0                 0.00
                                                                    --------             ------
Total interest-earning assets...................................     158,425              6,722                 8.49
Non-interest earning assets:
     Cash and due from banks....................................      17,689
     Premises and equipment, net................................       3,809
     Other real estate owned....................................       1,011
     Accounts receivable........................................           0
     Accrued interest receivable................................         833
     Other assets...............................................       3,372
Total non-interest earning assets...............................      26,714
                                                                    --------
      Total assets..............................................    $185,139
                                                                    ========
Liabilities and Stockholders' Equity:
Interest-bearing liabilities:
     Deposits:
      Money market..............................................      23,067                335                 2.90
      NOW.......................................................      22,970                233                 2.03
      Savings...................................................      19,144                254                 2.66
      Time certificates of deposit in
       denominations of $100,000 or more........................      11,856                283                 4.77
      Other time deposits.......................................      20,891                474                 4.54
      Other borrowings..........................................           0                  0                 0.00
         Company Obligated Mandatorily
          Redeemable Preferred Securities of Subsidiary
          Trust Holding Solely Junior Subordinated
          Debentures............................................           0                  0                 0.00
                                                                    --------             ------

-------------
/1/ Loan fees have been included in the calculation of interest income. Loan fees were approximately $502,000 and $450,000 for the six months ended June 30, 2000 and 1999, respectively. Loans are net of the allowance for loan losses, deferred fees and related direct costs.

/2/ Yields on tax-exempt income have not been computed on a tax equivalent basis.

      Total interest-bearing liabilities.....................         97,928              1,579                 3.23
Non-interest-bearing liabilities:
     Demand deposits.........................................         67,697
     Other liabilities.......................................          1,416
                                                                    --------
      Total non-interest-bearing
        liabilities..........................................         69,113
Stockholders' equity.........................................         18,098
                                                                    --------
      Total liabilities and
       stockholders/1/ equity................................       $185,139
                                                                    ========

Net interest income..........................................                            $5,143
                                                                                         ======
Net interest spread/1/.......................................                                                   5.26%
                                                                                                               =====
Net interest margin/2/.......................................                                                   6.49%
                                                                                                               =====

----------------
/1/ Represents the annualized average rate earned on interest-earning assets less the average rate paid on interest-bearing liabilities.

/2/ Represents the interest income (after provision for loan losses) as a percentage of average interest-earning assets.

              Distribution, Yield and Rate Analysis of Net Income
                                  (continued)

                                                         As of and for the Years Ended December 31,
                                           ---------------------------------------------------------------------
                                                        1999                                1998
                                           ---------------------------------------------------------------------
                                                      Interest                             Interest
                                           Average    Income/      Average      Average    Income/      Average
                                           Balance    Expense    Rate/Yield     Balance    Expense    Rate/Yield
                                           -------    -------    ----------     -------    -------    ----------
                                                                   (Dollars in Thousands)
Assets:
Interest-earning assets:
   Loans, net/1/.........................  $105,922    $11,227         10.60%   $ 97,660    $10,798     11.06%
   Taxable investment securities:
   U. S. government securities...........       799         44          5.51         824         54      6.57
   Obligations of other
    U. S. governmental agencies..........       556         36          6.53      10,409        631      6.06
   Mortgage backed securities............    40,382      2,273          5.63       1,122         61      5.40
 Other securities........................     1,238         71          5.76         339         23      6.86
 Tax-exempt investment securities:/2/
   Obligations of state and
    political subdivisions...............     9,685        502          5.18       5,782        333      5.76
 Federal funds sold......................    12,668        618          4.88      26,959      1,433      5.32
 Interest-earning deposits...............         0          0          0.00           0          0      0.00
                                           --------    -------                  --------    -------
Total interest-earning assets............   171,250     14,771          8.63     143,095     13,333      9.32
Non-interest earning assets:
 Cash and due from banks.................    17,695                               14,748
 Premises and equipment, net.............     3,795                                3,919
 Other real estate owned.................     1,057                                1,298
 Accounts receivable.....................         0                                    0
 Accrued interest receivable.............       938                                  768
 Other assets............................     4,070                                4,122
Total non-interest earning assets........    27,555                               24,855
                                           --------                             --------
   Total assets..........................  $198,805                             $167,950
                                           ========                             ========
Liabilities and
 Stockholders' Equity:
Interest-bearing liabilities:
 Deposits:
   Money market..........................    28,720        817          2.85      20,719        607      2.93
   NOW...................................    21,612        489          2.26      20,862        491      2.35
   Savings...............................    19,610        529          2.70      17,663        508      2.87
   Time certificates of deposit in
    denominations of $100,000 or more....    12,825        604          4.71       9,903        528      5.33
   Other time deposits...................    20,611        925          4.49      20,658      1,044      5.05
   Other borrowings......................     3,756        213          5.67           0          0      0.00
   Total interest-bearing liabilities....   107,134      3,577          3.34      89,805      3,178      3.54

---------------
/1/ Loan fees have been included in the calculation of interest income. Loan fees were approximately $1,092,075, $953,258 and $634,942 for the years ended December 31, 1999, 1998 and 1997, respectively. Loans are net of the allowance for loan losses, deferred fees and related direct costs.

/2/ Yields on tax-exempt income have not been computed on a tax equivalent basis.

Non-interest-bearing liabilities:
 Demand deposits.......................      71,726                               60,398
 Other liabilities.....................       2,881                                2,676
   Total non-interest-bearing
    liabilities........................      74,607                               63,074
Stockholders' equity...................      17,064                               15,071
   Total liabilities and
    stockholders/1/ equity...............  $198,805                             $167,950
                                           ========                             ========

Net interest income....................                $11,194                              $10,155
                                                       =======                              =======
Net interest spread/1/.................                                 5.29%                                5.78%
                                                                       =====                                =====
Net interest margin/1/.................                                 6.54%                                7.10%
                                                                       =====                                =====

-------------
/1/ Represents the annualized average rate earned on interest-earning assets less the average rate paid on interest-bearing liabilities.

/2/ Represents the interest income (after provision for loan losses) as a percentage of average interest-earning assets.

              Distribution, Yield and Rate Analysis of Net Income
                                  (continued)


                                                 As of and for the Year Ended December 31, 1997
                                        ----------------------------------------------------------------
                                        Average Balance   Interest Income/ Expense   Average Rate/Yield
                                        ---------------   ------------------------   -------------------
                                                            (Dollars in Thousands)
Assets:
Interest-earning assets:
Loans, net/1/........................          $ 70,110                     $7,976                11.38%
Taxable investment securities:
U.S. government securities...........             2,483                        140                 5.64
Obligations of other
U. S. governmental agencies..........             4,607                        251                 5.45
Mortgage backed securities...........                 0                          0                 0.00
Other securities.....................               520                         61                11.73
Tax-exempt investment
 securities:/2/
Obligations of state and
political subdivisions...............             6,112                        381                 6.23
Federal funds sold...................            13,066                        710                 5.43
Interest-earning deposits............               398                         22                 5.53
                                               --------                     ------                -----
Total interest-earning assets........            97,296                      9,541                 9.81
Non-interest earning assets:
Cash and due from banks..............            11,168
Premises and equipment, net..........             3,206
Other real estate owned..............             2,183
Accounts receivable..................                 0
Accrued interest receivable..........               548
Other assets.........................             2,064
Total non-interest earning assets....            19,169
                                               --------
Total assets.........................          $116,465
                                               ========
Liabilities and
Stockholders' Equity:
Interest-bearing liabilities:
Deposits:
Money market.........................            16,317                        489                 3.00
NOW..................................            15,332                        388                 2.53
Savings..............................            14,175                        421                 2.97
Time certificates of deposit in
denominations of $100,000 or more....             5,189                        271                 5.22
Other time deposits..................             9,274                        488                 5.26
Other borrowings.....................                 0                          0                 0.00
Total interest-bearing liabilities...            60,287                      2,057                 3.41
Non-interest-bearing liabilities:
Demand deposits......................            40,939

-------------
/1/ Loan fees have been included in the calculation of interest income. Loan fees were approximately $1,092,075, $953,258 and $634,942 for the years ended December 31, 1999, 1998 and 1997, respectively. Loans are net of the allowance for loan losses, deferred fees and related direct costs.

/2/ Yields on tax-exempt income have not been computed on a tax equivalent basis.

Other liabilities.........................          792
Total non-interest-bearing
 liabilities..............................       41,731
Stockholders' equity......................       14,447
Total liabilities and
stockholders' equity......................     $116,465
                                               ========

Net interest income.......................                                  $7,484
                                                                            ======
Net interest spread/1/....................                                                         6.40%
                                                                                                  =====
Net interest margin/2/....................                                                         7.69%
                                                                                                  =====

          The following table sets forth, for the periods indicated, the dollar amount of changes in interest earned and paid for interest-earning assets and interest-bearing liabilities and the amount of change attributable to changes in average daily balances (volume) or changes in average daily interest rates
(rate). The variances attributable to both the volume and rate changes have been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amount of the changes in each:







------------------
/1/ Represents the annualized average rate earned on interest-earning assets less the average rate paid on interest-bearing liabilities.

/2/ Represents the interest income (after provision for loan losses) as a percentage of average interest-earning assets.

                  Rate/Volume Analysis of Net Interest Income

                                                Six Months Ended                         Year Ended
                                                    June 30,                             December 31,
                                                  2000 vs. 1999                         1999 vs. 1998
                                         ------------------------------       --------------------------------
                                              Increases (Decreases)                 Increases (Decreases)
                                                Due to Change In                       Due to Change In
                                         ------------------------------       --------------------------------
                                         Volume       Rate        Total       Volume        Rate        Total
                                         ------       ----        -----       ------        ----        -----
                                                                (Dollars in Thousands)
Interest income:
   Loans, net/1/.......................  $  950       $504       $1,454       $  914       $(485)        $  429
   Taxable investment securities:
   U. S. government securities.........      12          1           13           (2)         (8)           (10)
   Obligations of other U. S
    governmental agencies..............     (34)        (1)         (35)        (597)          2           (595)
   Mortgage backed securities..........   1,116        294        1,410        2,121          91          2,212
 Other securities......................      97         (2)          95           62         (14)            48
 Tax-exempt securities:/2/
   Obligations of state and
    political subdivisions.............     195         31          226          225         (56)           169
 Federal funds sold....................    (441)         6         (435)        (760)        (55)          (815)
 Interest-earning deposits.............       0          0            0            0           0              0

   Total...............................  $1,895       $833       $2,728       $1,963       $(525)        $1,438
                                         ------       ----       ------       ------       -----         ------

Interest expense:
 Demand deposits, interest-
  bearing..............................
 Money market deposits.................  $  110       $102       $  212       $  234       $ (24)        $  210
 NOW deposits..........................      35        (15)          20           18         (20)            (2)
 Savings deposits......................       3          2            5           56         (35)            21
 Time certificates of deposit in
  denominations of $100,000 or more....     128         33          162          156         (80)            76
 Other time deposits...................      (9)        12            3           (2)       (117)          (119)
 Other borrowings......................     714          0          714          213           0            213
 Solely Junior Subordinated Debt.......     302          0          302            0           0              0

   Total...............................  $1,283       $134       $1,417       $  675       $(276)        $  399
                                         ------       ----       ------       ------       -----         ------

Change in net interest income..........  $  612       $699       $1,311       $1,288       $(249)        $1,039
                                         ======       ====       ======       ======       =====         ======

--------------
/1/ Loan fees have been included in the calculation of interest income. Loan fees were approximately $1,092,075, $953,258 and $634,942 for the years ended December 31, 1999, 1998 and 1997, respectively and $502,000 and $450,000 for the six months ended June 30, 2000 and 1999, respectively. Loans are net of the allowance for loan losses, deferred fees and related direct costs.

/2/ Yields on tax-exempt income have not been computed on a tax equivalent basis.

                  Rate/Volume Analysis of Net Interest Income

                                                                           Year Ended
                                                                          December 31,
                                                                          1998 vs. 1997
                                                                    --------------------------
                                                                      Increases (Decreases)
                                                                         Due to Change In
                                                                    --------------------------
                                                                    Volume     Rate     Total
                                                                    -------   ------   -------
                                                                     (Dollars in Thousands)
Interest income:
   Loans, net/1/..................................                  $3,134    $(312)   $2,822
   Taxable investment securities:
   U. S. government securities....................                     (94)       8       (86)
   Obligations of other U.S.
    governmental agencies.........................                     316       64       380
   Mortgage backed securities.....................                      61        0        61
 Other securities.................................                     (21)     (17)      (38)
 Tax-exempt securities:/2/
   Obligations of state and
    political subdivisions........................                     (21)     (27)      (48)
 Federal funds sold...............................                     755      (32)      723
 Interest-earning deposits........................                     (22)       0       (22)

   Total..........................................                  $4,108    $(316)   $3,792
                                                                    ------    -----    ------

Interest expense:
 Demand deposits, interest-bearing................
 Money market deposits............................                  $  132    $ (14)   $  118
 NOW deposits.....................................                     140      (37)      103
 Savings deposits.................................                     104      (17)       87
 Time certificates of deposit in
 denominations of $100,000 or more................                     246       11       257
 Other time deposits..............................                     599      (43)      556
 Other borrowings.................................                       0        0         0
 Solely Junior Subordinated Debt..................                       0        0         0

   Total..........................................                  $1,221    $(100)   $1,121
                                                                    ------    -----    ------

Change in net interest income.....................                  $2,887    $(216)   $2,671
                                                                    ======    =====    ======


-----------------
/1/ Loan fees have been included in the calculation of interest income. Loan fees were approximately $1,092,075, $953,258 and $634,942 for the years ended December 31, 1999, 1998 and 1997, respectively and $502,000 and $450,000 for the six months ended June 30, 2000 and 1999, respectively. Loans are net of the allowance for loan losses, deferred fees and related direct costs.

/2/ Yields on tax-exempt income have not been computed on a tax equivalent basis.

Provision for Loan Losses

     Credit risk is inherent in the business of making loans. The Bank sets aside an allowance for loan losses ("ALLL") through charges to earnings, which charges are reflected in the income statement as the provision for loan losses. The provision for loan losses represents the amount charged against current period earnings to achieve an allowance for loan losses that in Management's judgment is adequate to absorb losses inherent in the Bank's loan portfolio.

     The Bank's ALLL is a multi-step process that is reviewed and updated quarterly. It begins with Management reviewing each individual classified or criticized loan in detail, evaluating the adequacy of collateral, payment record, current loan status and borrower financial capacity. A loan loss reserve is assigned each classified and criticized loan from this quarterly review based upon the specifics of the loan's circumstances such as updated collateral value, borrower's or guarantor's financial capacity, payment record
and recent conversations with the borrower.   Additionally, each quarter the
Bank updates its eight-quarter loan loss migration analysis to derive a rolling, 2-year loan loss experience percentage by loan category. The loan loss percentage can be further impacted (increased or decreased) by Management's assessment of risk relative to economic conditions, regulatory policies, lending staff changes, loan concentrations and other external factors. The resulting loan loss factor of each loan category is then applied to the existing loan portfolio by category and added to the loan loss reserve total from the review of the criticized and classified loans to conclude a total allowance for loan and lease losses. This concluded ALLL is then compared to a regulatory reasonableness test to ensure that the Bank's concluded ALLL compares favorably.

     The Bank's quarterly ALLL breaks down the Bank's total loan portfolio by component parts (classified loans, criticized loans and pass loans) and further differentiates by loan categories (commercial loans, consumer loans, etc.). Specific loan circumstances are reviewed together with broader total historical loan loss experience which may be further impacted by Management's evaluation of internal and external factors. Accordingly, changes in asset quality can have a beneficial impact to one component of the ALLL without unduly influencing the other components.

     The provision for loan losses was $180,000 for the year ended December 31, 1999, compared to $150,000 for the year ended December 31, 1998. The Bank increased the provision primarily to compensate for the growth in the loan portfolio. The ratio of the allowance for loan losses to total loans at the end of period was 1.06% and 1.35% as of December 31, 1999 and 1998, respectively.

     During 1998 the provision for loan losses decreased to $150,000 from $487,000 in 1997. This decrease was primarily attributable to management's concerted efforts to reduce charged-off loans and continue to improve overall conditions within the loan portfolio. The ratio of the allowance for loan losses to total loans at the end of the period was 1.35% and 1.74% as of December 31, 1998 and 1997, respectively.

     The provision for loan losses was $80,000 for the first six months of 2000 compared to $105,000 for the first six months of 1999. This decrease was mainly attributable to net recoveries of $14,000 for the six months ended June 30, 2000 and a reduction in the number and dollar amount of classified loans. The ratio of the allowance for loan losses to total loans at the end of period was 1.00% and 1.30% as of June 30, 2000 and 1999, respectively. See "Allowance for Loan Losses," below

Noninterest Income

     The following table sets forth the various components of the Bank's noninterest income for the periods indicated:

                               Noninterest Income

                                      For the Six
                                      Months Ended            For the Years
                                        June 30,            Ended December 31,
                                  ----------------      -------------------------
                                   2000     1999        1999       1998     1997
                                   ----     ----        ----       ----     ----
                                              (Dollars in Thousands)
Service Charges on Deposits.....  $1,008   $  868      $1,872     $1,581   $  981
Gain on sale of SBA loans.......      12       98         154        331      100
Gain on sale of OREO............     173        7          38        136       52
All other Noninterest income....     170      251         292        722      450
                                  ------   ------      ------     ------   ------
 Total..........................  $1,363   $1,224      $2,356     $2,770   $1,583
                                  ======   ======      ======     ======   ======


     As denoted in the previous table, the Bank has few primary areas of noninterest income. Service charges on deposits represent amounts charged to customers in the form of transactional fees and other charges imposed for providing services normally associated with account services. Gains from the sale of SBA loans are premiums recognized on sales of loans generated by the Bank and sold in the secondary market. Gains on the sale of Other Real Estate Owned (real estate acquired through foreclosure or similar means) ("OREO") represent gains recognized when the Bank sells OREO property.

     Noninterest income was $2.4 million for the year ended December 31, 1999, a decrease of $414,000 or 15.0% from 1998. Service charges on deposits increased $291,000 or 18.41%, which closely mirrored the average growth in total deposits 53.4%, primarily as a result of lower premiums being offered by the secondary market. As a result, the Bank (i) realized less income on the loans it sold; and
(ii) chose to sell fewer loans because of the aforementioned diminished premiums. Gain on the sale of OREO decreased $98,000 or 72.1% from $136,000 to $38,000. This decrease was primarily attributable to the reduction in the OREO portfolio from December 31, 1997 to December 31, 1998 of $291,000 or 21.4%, which provided for fewer properties to be sold in 1999. This reduction has improved the overall asset quality of the Bank (see "FINANCIAL CONDITION -- Nonperforming Assets" below).

     On November 27, 1998 the Bank acquired a 49% equity investment in Financial Data Solutions, Inc.("FDSI"), an affiliate which provides a variety of data processing services to the financial services industry. The gain (loss) on this investment is included in "all other noninterest income." All other noninterest income decreased by $430,000 in 1999 compared to 1998; $308,000 of this amount consisted of continued losses on FDSI for the year 1999.

     Noninterest income in 1998 was $2.8 million compared to $1.6 million in 1997. Service charges on deposits increased $600,000 due to an overall increase in accounts serviced, which in turn was due to a combination of the acquisition of High Desert National Bank and internal growth. Gain on the sale of SBA loans increased $231,000 or 231.0% in 1998 compared to 1997. Gain on the sale of OREO increased to $136,000 for the year ended December 31, 1998 from $52,000 for the year ended December 31, 1997.

     Noninterest income for the six months ended June 30, 2000 was $1.4 million, compared to $1.2 million for the same period in 1999, an increase of $139,000 or 11.36%. Gain on the sale of OREO increased by $166,000 for the second quarter of 2000 compared to $7,000 for the second quarter of 1999, due primarily to the sale of one large OREO property, which accounted for $144,000 of the overall gain.

Noninterest Expense

     The following table sets forth the break-down of noninterest expense for the periods indicated:

                              Noninterest Expense

                                     For the Six
                                     Months Ended            For the Years
                                       June 30,            Ended December 31,
                                  ------------------   -----------------------
                                    2000     1999      1999      1998     1997
                                    ----     ----      ----      ----     ----
                                             (Dollars in Thousands)
Advertising and promotion.......  $  213   $  134   $   286    $  242   $  113
Insurance assessments...........      81       57       124       118      138
Data processing.................     426      261       683       407      269
Stationery and supplies.........     136      120       291       266      264
Professional....................     271      180       440       353      387
Office..........................     200      213       427       420      256
Administrative..................     448      349       783       722      452
Other real estate owned.........      48       37       109       195      258
Salary and employee benefits....   3,147    2,536     5,291     4,852    3,621
Occupancy and F.F.& E...........     793      738     1,522     1,485    1,226
Other...........................     543      456       633       603      352
                                  ------   ------   -------    ------   ------
   Total........................  $6,306   $5,081   $10,589    $9,663   $7,336
                                  ======   ======   =======    ======   ======


     Noninterest expense consists of salary and employee benefits, occupancy and furniture and equipment, advertising, insurance assessments, data processing, stationery and supplies, professional service fees, office supplies, administrative, OREO expenses and other expenses. Noninterest expense for 1999 was $10.6 million, compared to $9.7 million and $7.3 million for 1998 and 1997, respectively

     The increase in 1999 of $926,000 consisted mainly of increases in the following categories: $439,000 in salaries and benefits, $276,000 in data processing, $87,000 in professional expenses and $61,000 in administrative expenses. As the Bank's average assets grew by 18.4%, salaries and benefits increased by only 9.1% or $439,000. The increase in data processing was a result of outsourcing the Bank's item processing, which was previously in-house, to the Bank's affiliate, Financial Data Solutions, Inc. (FDSI). On November 27, 1998 the Bank acquired a forty-nine percent equity investment in FDSI. The subsidiary provides a variety of data processing services to the financial
services industry.   In May, 1999 the Bank began to incur expenses related to
the opening of its de novo branch located in Ontario California. The noninterest expense associated with this venture for 1999 was $268,000. The remaining increases were due to general growth in assets and their associated cost levels.

     The acquisition of the High Desert National Bank in December, 1997 caused the majority of the increase in noninterest expense to $9.6 million in 1998 over $7.3 million in 1997. Salary and benefits accounted for $1.2 million of the 1998 increase, while data processing increased by $138,000, due to increased volumes in relationship to the larger customer base. Other categories contributing to the increase were: $270,000 in administrative costs, $259,000 in occupancy and furniture and equipment, $129,000 in advertising, $164,000 in office supplies, and $251,000 in other expenses.

     Noninterest expense increased $1.2 million or 24.1% for the six months ended June 30, 2000 compared to the same period for 1999. Salary and employee benefits, the main contributor, increased by $611,000 as the Company continued to grow in general. Data processing increased by $165,000 as the Bank did not outsource item processing until April, 1999. The opening of the Ontario branch, in May of 1999, contributed $98,000 to this increase. The total increase of 24.1% closely approximated the average growth of the Bank's assets of 31.3% for the same periods.

Provision for Income Taxes

     Income tax expense was $841,000 for 1999 as compared to $1,255,000 and $402,000 for 1998 and 1997, respectively. Accordingly, the Bank accrued taxes at an approximate 30.2% rate for 1999 as opposed to an approximate 40.3% and 32.3%
rate for 1998 and 1997, respectively.   The decrease in the effective tax rate
in 1999 compared to 1998 is primarily the result of (i) increasing tax benefits from tax exempt securities in the investment portfolio; and (ii) recognition of additional net deferred tax assets due to a $100,000 decrease in the valuation reserve against such assets.


                              Financial Condition

Loan Portfolio

     Overview. The Bank has realized steady growth in its loan portfolio throughout the periods discussed in this Registration Statement. Total gross loans were $134.9 million as of June 30, 2000 compared to $117.2 million as of December 31, 1999, which represents an increase of 15.1% from December 31, 1999. Total gross loans increased by $10.6 million or 9.9% in 1999 and by $4.6 million or 4.5% in 1998. Throughout the aforementioned periods the increases have been reflected in basically all categories of loans in the portfolio. Limits on loans to one borrower are imposed by regulation and currently stand at $5.3 million secured and $3.2 million unsecured; however, the Bank generally will not lend to one borrower the maximum under either category, choosing instead to self-impose a margin of safety.

     The Bank's real estate mortgage loans consist primarily of loans made based on the borrower's cash flow and which are secured by deeds of trust on commercial and residential property to provide another source of repayment in the event of default. These loans are the largest single component of the Bank's loan portfolio accounting for approximately $62 million of the Bank's total loan portfolio or approximately 45.9% of its loan portfolio at June 30, 2000. It is the Bank's policy to restrict real estate loans to no more than a range of fifty to eighty percent of the value of the property, depending on the type of property and its utilization. The Bank offers both floating and fixed rate loans. Maturities on such loans are generally limited to five to seven years, although applicable amortization periods may range significantly longer.

     The Bank's commercial loans are made for the purpose of providing working capital, financing the purchase of equipment or for other business purposes. Approximately $32.6 million of the Bank's loan portfolio, or 24.2% of the Bank's
loan portfolio at June 30, 2000 was made up of commercial loans.   Such loans
include short term loans with maturities ranging from thirty days to one year and term loans which are loans with maturities normally ranging from one to several years. Short term business loans are generally intended to finance current transactions and typically provide for periodic principal payments, with interest payable monthly. Term loans normally provide for floating interest rates, with monthly payments of both principal and interest.

     The Bank's real estate construction loans are primarily interim loans made by the Bank to finance the construction of commercial and single family residential property. Approximately $30.6 million of the Bank's loan portfolio, or 22.7% of the Bank's loan portfolio at June 30, 2000 was made up of real estate construction loans. These loans are typically short term. The Bank generally pre-qualifies construction loan borrowers for permanent take out financing as a condition to making the construction loan.

     Installment loans are consumer loans made for the purpose of financing automobiles, various types of consumer goods, and other personal purposes including overdrafts. Consumer loans generally provide for the monthly payment of principal and interest. Most of these loans are secured by the personal property being purchased.

      The Bank identifies its lending marketplace in terms of a Primary and Secondary marketplace. The Bank's Primary marketplace is that which is commonly referred to as the "Inland Empire" and which the Bank defines as San Bernardino and Riverside counties. Its Secondary marketplace is that which is commonly referred to as Southern California which the Bank defines as that area south of the merging lines of Los Angeles and San Bernardino counties.

All real estate loans are collateralized by deeds of trust on properties located in California, primarily in San Bernardino and Riverside counties.

     By policy, the Bank tracks its loan categories to ensure a balance to the portfolio both by type (e.g., real estate construction, commercial real estate, consumer loans, commercial loans, etc.) as well as by interest rate (variable versus fixed rate). At June 30, 2000, of the Bank's total loan portfolio (including consumer loans), 41.20% was in fixed rate product producing an average gross yield of 8.97%. The total loan portfolio gross yield at June 30, 2000 was 11.03% and net interest margin was 6.16%.

     The following table sets forth the amount of total loans outstanding in each category and the percentage of total loans in each category as of the dates indicated:

                           Loan Portfolio Composition

                                         Outstanding as of June 30,
                              ---------------------------------------------
                                       2000                   1999
                              ---------------------------------------------
                                            Percent                Percent
                                  Amount    of Total     Amount    of Total
                                 --------   --------    --------   --------
                                           (Dollars in Thousands)
Real estate:
   Construction...............   $ 30,631      22.70%   $ 22,054      21.02%
   Mortgage...................   $ 62,018      45.96%   $ 45,574      43.43%
Commercial....................   $ 32,613      24.17%   $ 29,233      27.86%
Installment/All other loans...   $  9,673       7.17%   $  8,064       7.69%
                                 --------     ------    --------     ------
       Total gross loans......   $134,935     100.00%   $104,925     100.00%
                                              ======                 ======
Unearned income...............   $    684               $    807
Allowance for loan losses.....   $  1,234               $  1,354
                                 --------               --------
       Total net loans........   $133,017               $102,764
                                 ========               ========


                                                   Outstanding as of December 31,
                              --------------------------------------------------------------------
                                        1999                  1998                    1997
                              --------------------------------------------------------------------
                                             Percent                Percent                Percent
                                  Amount    of Total     Amount    of Total     Amount    of Total
                                 --------   ---------   --------   ---------   --------   ---------
                                                      (Dollars in Thousands)
Real estate:
  Construction................   $ 25,102      21.42%   $ 20,888      19.60%   $ 17,930      17.59%
  Mortgage....................   $ 53,344      45.52%   $ 46,190      43.34%   $ 46,753      45.87%
Commercial....................   $ 30,456      25.99%   $ 30,810      28.91%   $ 28,825      28.28%
Installment/All other loans...   $  8,275       7.07%   $  8,691       8.15%   $  8,426       8.26%
                                 --------     ------    --------     ------    --------     ------
     Total gross loans........   $117,177     100.00%   $106,579     100.00%   $101,934     100.00%
                                              ======                 ======                 ======
Unearned income...............   $    794               $    675               $    607
Allowance for loan losses.....   $  1,242               $  1,439               $  1,773
                                 --------               --------               --------
     Total net loans..........   $115,141               $104,465               $ 99,554
                                 ========               ========               ========


                                      Outstanding as of December 31,
                              -------------------------------------------
                                        1996                 1995
                              -------------------------------------------
                                            Percent               Percent
                                 Amount    of Total    Amount    of Total
                                 ------    --------    ------    --------
                                          (Dollars in Thousands)
Real estate:
  Construction................   $ 4,043       6.85%   $ 4,096       6.58%
  Mortgage....................   $28,532      48.36%   $30,032      48.24%
Commercial....................   $21,331      36.15%   $22,043      35.41%
Installment/All other loans...   $ 5,094       8.64%   $ 6,080       9.77%
                                             ------                ------
     Total gross loans........   $59,000     100.00%   $62,251     100.00%
                                             ======                ======
Unearned income...............   $   476               $   296
Allowance for loan losses.....   $ 1,298               $ 1,395
                                 -------               -------
     Total net loans..........   $57,226               $60,560
                                 =======               =======


     As of December 31, 1999, the Bank had commitments to extend credit of $46.9 million, obligations under standby letters of credit of $795,100, and obligations under commercial letters of credit of $726,028.

     The following table shows the maturity distribution and repricing intervals of the Bank's outstanding loans as of June 30, 2000. In addition, the table shows the distribution of such loans as between those with variable or floating interest rates and those with fixed or predetermined interest rates.

                   Loan Maturities and Repricing Intervals/1/



                                                                     At June 30, 2000
                                                     ------------------------------------------------
                                                                  After One
                                                     Within One  But Within     After Five
                                                        Year     Five Years       Years       Total
                                                     ----------  -----------    ----------   -------
                                                                  (Dollars in Thousands)
Real estate:
  Construction...................................       $29,099       $   307      $ 1,225   $ 30,631
  Mortgage.......................................        11,163        30,388       20,467     62,018
Commercial.......................................        24,768         6,848          979     32,613
Installment/All other loans......................         2,128         4,739        2,806      9,673
                                                        -------       -------      -------   --------
     Total.......................................       $67,176       $42,282      $25,477   $134,935
                                                        =======       =======      =======   ========
Loans with variable (floating) interest rates....       $56,709       $16,771      $ 5,867   $ 79,347
Loans with predetermined (fixed) interest rates..       $10,467       $25,511      $19,610   $ 55,588

                                                                   At December 31, 1999
                                                     ------------------------------------------------
                                                                   After One
                                                     Within One   But Within    After Five
                                                        Year      Five Years      Years       Total
                                                     ----------   -----------   ----------   --------
Real estate:
  Construction...................................       $22,905       $   768      $ 1,429   $ 25,102
  Mortgage.......................................         6,137        30,146       17,061     53,344
Commercial.......................................        20,956         8,503          997     30,456
Installment/All other loans......................         1,958         4,430        1,887      8,275
                                                        -------       -------      -------   --------
     Total.......................................       $51,956       $43,847      $21,374   $117,177
                                                        =======       =======      =======   ========
Loans with variable (floating) interest rates....       $45,881       $19,972      $ 6,093   $ 71,946
Loans with predetermined (fixed) interest rates..       $ 6,075       $23,875      $15,281   $ 45,231


     Loans Secured by Real Estate--General. At June 30, 2000, $82.6 million, or approximately 61.5% of the Bank's loans were secured by first deeds of trust on real estate. Loans which are secured by real estate are included within all of the various loan categories discussed above other than installment loans.
All of the Bank's loans which are secured by real estate are monitored and taken into account in the quarterly computation of the adequacy of the allowance for loan and lease losses. Historical loan losses are tracked by loan category on a rolling, eight-quarter loss experience and used to determine the adequacy of the Bank's allowance for loan and lease losses.

     The Bank requires title insurance insuring the status of the lien on all of the real estate secured loans. The Bank also requires that fire and extended coverage casualty insurance (and, if the property is located in a designated flood zone, flood insurance) is maintained in an amount equal to the outstanding loan balance, subject to applicable law that in some instances may limit the required amount of hazard insurance to the cost to replace the insured improvements.

     Real Estate Mortgage Loans. The value of real estate collateral for commercial mortgage loans is supported by formal appraisals performed by Bank-approved appraisers and conducted in accordance with applicable state and federal regulations. Generally, these types of loans are made for a period of up to five to seven years, amortization may be up to 25 years, loan-to-value ratios are 75% or less, and debt service coverage ratios are 1.20:1 or better. As with

-----------------------
/1/ Excludes non-accrual loans of $255,000 and $477,000, and includes unearned income and deferred fees totaling $684,000 and $794,000 at June 30, 2000 and December 31, 1999, respectively.

any loan category, the creditworthiness of the borrower and a proven track record are primary considerations in the review of all loan requests.
In general, the borrower should provide a verifiable primary source of repayment and a viable secondary source through either personal or business cash flow, or personal or business assets, and should be current on all outstanding debts.

     Repayment on loans secured by commercial mortgages generally depends on successful management of operations of the collateral properties. The market value of the collateral is subject to the vagaries of the real estate market and general economic conditions. The Bank addresses these risks through its underwriting criteria, including loan-to-value ratios and debt service coverage
ratios described above.   The borrowers/guarantors must demonstrate
creditworthiness and, in general, have a credit history that is free from past delinquencies or default. The collateral quality and type must meet the Bank's standards and, where applicable, tenant leases are reviewed and paying capacity evaluated.

     Risks associated with commercial mortgage loans will vary in accordance with local, state and national economic vagaries and the cyclical nature of real estate markets. The Bank attempts to mitigate these risks by utilizing underwriting criteria referenced above as well as by monitoring the performance of the portfolio. The Bank has not experienced losses on its commercial real estate loans during the past eight quarters; however, there can be no assurance that this will continue to be the case.

     Real estate construction loans. The Bank finances the construction of residential, commercial and industrial properties. The Bank's construction loans typically have the following characteristics:

     .   First mortgages on the collateral real estate;
     .   Maturities of one year or less;
     .   A floating rate of interest based on the Bank's prime rate;
     .   Minimum cash equity of 15% of project cost;
     . Maximum loan-to-value of 80% on tract construction loans and 75% on commercial/industrial loans;
     .   Appraisals by Bank-approved appraisers are required;
     .   Reserve for anticipated interest costs during construction;
     .   Recourse against the borrower or guarantor;
     . Construction costs are verified using a Bank-approved, outside construction cost estimator;
     . Construction progress inspections are documented using a Bank-approved, outside inspection company;
     . Loan disbursements are controlled in accordance with progress inspections and lien releases obtained.

     For commercial and industrial properties, the Bank typically issues a stand-by commitment for a "take-out" mini-perm loan on the property. The Bank does not participate in joint ventures or take an equity interest in connection with its construction lending.

     Construction loans involve additional risks compared with loans secured by existing improved real property. These include: 1) the uncertainty of value prior to completion; 2) the inherent uncertainty in estimating construction costs; 3) weather, municipal or other governmental-caused delays during construction; and 4) the inherent uncertainty of the market value of the completed project. As a result of these uncertainties, repayment is dependent, in a large part, on the success of the ultimate project. If the Bank is forced to foreclose on a project prior to or at completion because of a default, the Bank may not be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as the related foreclosure and holding costs. In addition, the Bank may be required to fund additional amounts to complete a project and may have to hold the property for an indeterminate period of time. Further, future local, state or national economic conditions could have an adverse impact on the potential success of construction projects financed by the Bank and on collateral securing these loans. The Bank has not experienced losses on its real estate construction loans in the last eight quarters; however, there can be no assurance that this will continue to be the case.

     Commercial Loans.   The Bank provides short-term (30 days to one year) and
long-term (up to five years) commercial loans that may be either unsecured, partially secured or fully secured. Commercial lines of credit have a maturity of one year or less. A complete re-analysis is required prior to renewing a
commercial line of credit.   All commercial loans and lines of credit are to
businesses, professionals or individuals located in California with the vast majority of those being in San Bernardino and Riverside counties. Borrower income and/or cash flow is analyzed and substantiated in support of the primary source of repayment. The Bank will collateralize the loans or lines of credit whenever appropriate to secure a secondary source of repayment. Collateral may include cash, liens on accounts receivable and/or equipment, marketable securities and first or junior liens on real estate. As a matter of policy, the Bank generally requires all principals of a business to guarantee the commercial loan or line of credit. All borrowers must demonstrate, on the basis of historical cash flow and/or the conversion of assets, the ability to service and repay the Bank debt as well as all other outstanding debt. The Ban's SBA Loans are included within its commercial loan category and are discussed in more detail below in "SBA Loans."

     Risks associated with commercial loans and lines of credit may vary in accordance with concentrations in any one or group of industries and market locations. The Bank has no material grouping or concentration of commercial loans to any one or group of industries. However, all of the Bank's commercial loans and lines of credit are to borrowers located in Southern California; more specifically, most are in San Bernardino and Riverside counties. Accordingly, it is expected that an economic downturn impacting Southern California to a greater degree than the rest of the state or country would have a correspondingly greater impact to the Bank's commercial loan portfolio. The Bank's eight-quarter loss experience incorporating the year of 1994 (commonly thought to be the height of California's recent recession) was .86%. The Bank's loss experience on commercial loans and lines of credit over the past eight quarters is 1.08%.

     Consumer Loans. As of June 30, 2000, the total of all of the Bank's consumer loans, which are included within the Bank's "installment and all other loan" category, was $9.7 million or 7.2% of total loans. Consumer loans may be secured or unsecured, and are extended for a variety of purposes, including the purchase or refinance of automobiles, home improvement, home equity lines of credit and overdraft protection. Consumer loan underwriting standards include an examination of the applicant's credit history and payment record on other debts and an evaluation of the borrower's ability to meet existing obligations and payments on the proposed loan. Although credit worthiness of the applicant is of primary importance, the underwriting process also includes a comparison of the value of the security, if any, to the proposed loan amount. For instance, the Bank limits its home equity lines of credit to a maximum total loan-to-value (including the first mortgage) of 80% calculated on a current appraisal. New car loans are generally advanced up to 80% of the purchase price although advances are permitted up to 90% should the applicant meet higher underwriting standards and for which the Bank receives a premium on the interest rate. By policy, the Bank does not provide 100% financing on any consumer loans nor does the Bank engage in sub-prime lending in any way.

     Consumer loans entail moderate risk, particularly loans that are unsecured or secured by rapidly depreciating assets such as automobiles. Repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of damage to the collateral or depreciation. The remaining deficiency may not warrant further collection efforts against the borrower beyond obtaining a deficiency judgment. Further, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be
recovered on such loans.   Over the last eight quarters, the Bank's loss
experience on consumer loans has been .96%.

     SBA Loans. At June 30, 2000, approximately $11.0 million, or 8.2% of the Bank's total loan portfolio, consisted of SBA loans. The Bank is a Preferred ("PLP") SBA Lender and actively engages in making SBA 7a loans, 504 loans, Express and 7a Low Doc loans. SBA 7a and 504 loans made for the purchase or refinance of commercial, retail or industrial loans may have maturities ranging up to 25 years, fully amortized. Equipment or working capital loans will have maturities of up to 7 or 10 years, depending upon the eligibility for the applicable SBA loan program. The SBA provides guaranties of up to 75% of the loan amount, not to exceed $750,000 on SBA 7a loans. The Bank's real estate collateral position on SBA 504 loans is generally 50% LTV or less. SBA guaranties on the Express and Low Doc loan programs will range between 50% and 80% of the gross loan amount.

     Until late 1999, the Bank generally sold the guaranteed portion of its SBA loan originations to the secondary market on a non-recourse basis. Beginning in late 1999, the pricing in the secondary market declined. As a result, the Bank made a strategic decision to hold more of its SBA loan originations. Consequently, the SBA loan portfolio has grown since late 1999. These loans are classified as held-for-sale. As a result of this strategic decision, Loans held for sale increased from $1.7 million at December 31, 1999 to $6.8 million at June 30, 2000.

     Risk to the Bank associated with SBA loans is greatly mitigated by the government guarantee or the low loan-to value under the 504 loan program. The Bank's historical eight-quarter loss experience on its SBA loan portfolio at June 30, 2000 is .03%.

Nonperforming Assets

     Nonperforming assets are comprised of loans on non-accrual status, loans 90 days or more past due and still accruing interest, loans restructured where the terms of repayment have been renegotiated resulting in a reduction or deferral of interest or principal, and OREO. Loans are generally placed on non-accrual status when they become 90 days past due unless Management believes the loan is adequately collateralized and in the process of collection. Loans may be restructured by Management when a borrower has experienced some change in financial status, causing an inability to meet the original repayment terms, and where the Bank believes the borrower will eventually overcome those circumstances and repay the loan in full. OREO consists of properties acquired by foreclosure or similar means that Management intends to offer for sale.

     Management's classification of a loan as non-accrual is an indication that there is reasonable doubt as to the full collectibility of principal or interest on the loan; at this point, the Bank stops recognizing income from the interest on the loan and reverses any uncollected interest that had been accrued but unpaid. These loans may or may not be collateralized, but collection efforts are continuously pursued.

     Interest on performing loans is accrued and taken into income daily. Interest received on nonaccrual loans is credited to income only upon receipt and in certain circumstances may be applied to principal until the loan has been repaid in full, at which time the interest received is credited to income. At June 30, 2000 the Bank had $975,000 of nonperforming loans, which included $255,000 of nonaccrual loans, $0 in loans past due 90 days and still accruing and $720,000 in restructured loans.

     When appropriate or necessary to protect the Bank's interests, real estate taken as collateral on a loan may be taken by the Bank through foreclosure or a deed in lieu of foreclosure. Real property acquired in this manner is known as OREO. The OREO is carried on the books of the Bank as an asset, at the lesser of the recorded investment or the fair value less estimated selling costs (net realizable value). The Bank periodically revalues the OREO properties and charges other expenses for any required write-downs. The OREO represents another category of nonperforming assets. As of June 30, 2000 the Bank had $528,000 of OREO on its books.

     Total nonperforming assets amounted to .59% of the Bank's total assets at June 30, 2000.

     The following table provides information with respect to the components of the Bank's nonperforming assets as of the dates indicated:

                              Nonperforming Assets

                                            Amount Outstanding
                                              as of June 30,
                                            -----------------
                                              2000     1999
                                            -------   -------
                                         (Dollars in Thousands)
Nonaccrual loans:/1/
 Real estate:
   Construction............................  $    0   $    0
   Mortgage................................     191    1,327
 Commercial................................      59      342
 Installment...............................       5        5
 All other loans (including overdrafts)....       0        0
                                             ------   ------
   Total...................................     255    1,674
Loans 90 days or more past due and still
 accruing (as to principal or interest):
                           --
 Real estate:
   Construction............................  $    0   $    0
   Mortgage................................       0        0
 Commercial................................       0       11
 Installment...............................       0       18
 All other loans (including overdrafts)....       0        0
                                             ------   ------
   Total...................................       0       29
Restructured loans:/2/,/3/
 Real estate:
   Construction............................  $   39   $   42
   Mortgage................................     681      970
 Commercial................................       0       80
 Installment...............................       0        0
 All other loans (including overdrafts)....       0        0
   Total...................................     720    1,092
Total nonperforming loans..................     975    2,795
Other real estate owned....................     528      992
                                             ------   ------
   Total nonperforming assets..............  $1,503   $3,787
                                             ======   ======

-----------------------
/1/ During the six months ended June 30, 2000 and the year ended December 31, 1999, approximately $3,700 and $16,200 of interest income related to these loans was included in net income. Additional interest income of approximately $16,000 and $52,800 would have been recorded for the six months ended June 30, 2000 and the year ended December 31, 1999, if these loans had been paid in accordance with their original terms and had been outstanding throughout the applicable period then ended or, if not outstanding throughout the applicable period then ended, since origination.

/2/ A "restructured loan" is one where the terms of which were renegotiated to provide a reduction or deferral of interest or principal because of a deterioration in the financial position of the borrower.

/3/ During the six months ended June 30, 2000 and the year ended December 31, 1999, approximately $3,000 and $3,300 of interest income related to these loans was included in net income. Additional interest income of approximately $36,000 and $64,000 would have been recorded in the six months ended June 30, 2000 and the year ended December 31, 1999, if these loans had been paid in accordance with their original terms and had been outstanding throughout the applicable period then ended or, if not outstanding throughout the applicable period then ended, since origination.

(table continued)

                                                               As of June 30,       As of June 30,
                                                                    2000               1999
                                                               --------------     --------------
Nonperforming loans as a percentage
 of total gross loans......................................              0.72%             2.66%
Nonperforming assets as a percentage
 of total assets...........................................              0.59              1.92
Nonperforming assets as a percentage
   of total gross loans and other real
   estate owned............................................              1.11              3.58

                              Nonperforming Assets
                                  (continued)


                                                  Amount Outstanding as of December  31,
                                             ---------------------------------------------
                                              1999     1998     1997      1996      1995
                                             ------   ------   -------   -------   -------
                                                        (Dollars in Thousands)
Nonaccrual loans:/1/
 Real estate:
   Construction............................  $    0   $    0   $    0    $   97    $  441
   Mortgage................................     229    1,026      354       689       494
 Commercial................................     247      196        8       555        11
 Installment...............................       1       13       97        86        97
 All other loans (including overdrafts)....       0        0        0         1         0
                                             ------   ------   ------    ------    ------
   Total...................................     477    1,235      459     1,428     1,043
Loans 90 days or more past due and
 still accruing (as to principal or
                                 --
 interest):
 Real estate:
   Construction............................  $    0   $    0   $    0    $    0    $  162
   Mortgage................................       0        0        0         0         0
 Commercial................................       0        0       10         0        12
 Installment...............................       2        0       59         4         0
 All other loans (including overdrafts)....       5        0        0         0         0
                                             ------   ------   ------    ------    ------
   Total...................................       7        0       69         4       174
Restructured loans:/2/,/3/
 Real estate:
   Construction............................  $   40   $   43   $   46    $   49    $  130
   Mortgage................................     683    1,026    1,123       709       371
 Commercial................................       0       83       15        18        76
 Installment...............................       0        0        0         0        60
 All other loans (including overdrafts)....       0        0        0         0         0
   Total...................................     723    1,152    1,184       776       637
Total nonperforming loans..................   1,207    2,387    1,712     2,208     1,854
Other real estate owned....................   1,036    1,069    1,360     2,037     1,161
                                             ------   ------   ------    ------    ------
   Total nonperforming assets..............  $2,243   $3,456   $3,072    $4,245    $3,015
                                             ======   ======   ======    ======    ======

----------------------------
/1/ During the six months ended June 30, 2000 and the year ended December 31, 1999, approximately $3,700 and $16,200 of interest income related to these loans was included in net income. Additional interest income of approximately $16,000 and $52,800 would have been recorded for the six months ended June 30, 2000 and the year ended December 31, 1999, if these loans had been paid in accordance with their original terms and had been outstanding throughout the applicable period then ended or, if not outstanding throughout the applicable period then ended, since origination.

/2/ A "restructured loan" is one where the terms of which were renegotiated to provide a reduction or deferral of interest or principal because of a deterioration in the financial position of the borrower.

/3/ During the six months ended June 30, 2000 and the year ended December 31, 1999, approximately $3,000 and $3,300 of interest income related to these loans was included in net income. Additional interest income of approximately $36,000 and $64,000 would have been recorded in the six months ended June 30, 2000 and the year ended December 31, 1999, if these loans had been paid in accordance with their original terms and had been outstanding throughout the applicable period then ended or, if not outstanding throughout the applicable period then ended, since origination.

(table continued)

                                                1999      1998      1997    1996    1995
                                               ------    ------    ------   ----    ----
Nonperforming loans as a percentage
   of total gross loans......................  1.03%     2.24%     1.68%   3.74%   2.98%
Nonperforming assets as a percentage
   of total assets...........................  1.00      1.89      2.01    4.16    3.07
Nonperforming assets as a percentage
   of total gross loans and other real
   estate owned..............................  1.90      3.21      2.97    6.95    4.75

Allowance for Loan Losses

     The Bank maintains an allowance for loan losses at a level the Bank considers adequate to cover the inherent risk of loss associated with its loan portfolio under prevailing and anticipated economic conditions. The Bank maintains an allowance for loan losses at a level judged by Management to be adequate to absorb currently estimated losses in the loan portfolio on an ongoing basis. The provision for loan losses is an expense charged against income and added to the allowance for loan losses, in amounts deemed appropriate by management to maintain the allowance at an adequate level. Management's judgement of the allowance is based on the evaluation of individual loans, the risk characteristics and size of the loan portfolio, the assessment of economic conditions, estimates of the current value of underlying collateral and other considerations. It is only a judgement based on estimates, and no assurance can be given that the judgement and estimates will accurately predict losses in the future. Management takes into consideration growth trends in the portfolio, historical loss experience, any identified risk in any credit concentrations, regulatory issues as they relate to the portfolio, internal and external credit reviews and analysis, as well as specific characteristics of the loans such as delinquency or other concerns.

     On an ongoing basis, the Bank performs monthly assessments of the allowance for loan losses to determine its adequacy. Specifically categorized and "watch list" credits are reviewed to denote sufficiency of any specific reserves established on such credits. Management evaluates and establishes an estimate of the loss potential on each such loan while considering industry risk factors, economic circumstances, and related matters. This analysis/process involves extensive judgement and eventual losses may therefore differ from even the most recent estimates.

     The Bank formally assesses the adequacy of the allowance on a quarterly basis. In determining the adequacy of the allowance for loan losses, Management takes into consideration growth trends in the portfolio, examination by financial institution supervisory authorities, prior loan loss experience by the Bank, concentrations of credit risk, delinquency trends, general economic conditions, the interest rate environment and internal and external credit reviews, including (i) detailed analysis of individual loans for which full recovery may not be assured, (ii) loss migration methodology results and (iii) peer group loan loss allowance data.

     This process involves judgmental discretion, and eventual losses may therefore differ from even the most recent estimates. Accordingly, the Bank attempts to provide for additional potential losses not yet identified as known concerns in order to establish and maintain the allowance at a level that should be sufficient on an ongoing basis.

     The Bank has policies, designed primarily for internal use, to analyze the risk factors associated with the loan portfolio and to enable the Bank to assess such risk factors prior to granting new loans, and to assess the sufficiency of the allowance.

     When a loan is deemed to be uncollectible by management, it is charged off against the allowance for loan losses. Conversely, when a previously charged-off loan is subsequently collected, such recoveries are additions to the allowance for loan losses. The difference between the total amount of loans charged-off and the total amount of recoveries collected on previously charged-off loans is referred to as net loan charge-offs (or net loan recoveries if recoveries are larger than charge-offs).

     For the year ended December 31, 1999, the Bank had net charge-offs of $377,000 as compared to $484,000 and $567,000 in 1998 and 1997, respectively.

     For the six months ended June 30, 2000, the Bank had net charge-offs of $88,000, a decrease of $102,000 from $190,000 for the six months ended June 30, 1999.

     As of June 30, 2000 the allowance for loan loss was $1.2 million or 0.91% of total loans as of that date. As of December 31, 1999, the allowance was $1.2 million or 1.06% of total loans as of that date. The allowance was $1.4 million or 1.35% of total loans and $1.8 million or 1.74% of total loans as of December 31, 1998 and 1997, respectively. Although these levels are deemed adequate by management, no assurance can be given that further economic difficulties or other circumstances which would adversely affect the Bank's borrowers and their ability to repay outstanding loans will not occur which would be reflected in increased losses in the Bank's loan portfolio, which losses could possibly exceed the amount then reserved for loan losses.

     Effective January 1, 1995, the Bank adopted Statement of Financial Accounting Standards No.114, Accounting by Creditors for Impairment of a Loan (SFAS 114), as amended by SFAS No. 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures. These pronouncements provide that when it is probable that a creditor will be unable to collect all amounts due in accordance with the terms of the loan that such loan is deemed impaired. Impaired loans are accounted for differently in that the amount of the impairment is measured and reflected in the records of the creditor.

     The table below summarizes, for the periods indicated, loan balances at the end of each period and the daily averages during the period; changes in the allowance for loan losses arising from loans charged off, recoveries on loans previously charged off, and additions to the allowance which have been charged against earnings; and certain ratios related to the allowance for loan losses:

                           Allowance for Loan Losses

                                              Six Months Ended
                                                 June 30,                       Years Ended December 31,
                                           --------------------    --------------------------------------------------------
                                             2000        1999        1999          1998        1997       1996       1995
                                           --------    --------    --------      --------    --------    -------    -------
                                                                         (Dollars in Thousands)
Balances:
 Average total loans outstanding
   during period........................... $123,019    $104,402    $105,922     $ 97,660    $ 70,110    $61,966    $60,719
                                            ========    ========    ========     ========    ========    =======    =======

 Total loans outstanding
   at end of period........................ $134,935    $104,925    $117,177     $106,579    $101,934    $59,000    $62,251
                                            ========    ========    ========     ========    ========    =======    =======

Allowance for Loan Losses:
 Balances at beginning of period........... $  1,242    $  1,439    $  1,439     $  1,773    $  1,298    $ 1,395      1,394
 Adjustments/1/............................        0           0           0            0         555          0          0
 Charge-offs:
   Real estate:
    Construction...........................        0           0           0            0           0          0          0
    Mortgage...............................        0          10          10          179         169        597         65
   Commercial..............................      163         169         482          231         389        201        276
   Installment.............................        6          34          39          174          82        282         69
   All other loans
    (including overdrafts).................       22           9          31           51           8          9         96
     Total.................................      191         222         562          635         648      1,089        506
 Recoveries:
   Real estate:
    Construction...........................        0           0           0            0           0          0          0
    Mortgage...............................       18           2           2           43          39         34          0
   Commercial..............................       74          17         166           72          18          6         22
   Installment.............................        3           3           4           17          16         35          8
   All other loans
    (including overdrafts).................        8          10          13           19           8          0          0
     Total.................................      103          32         185          151          81         75         30
 Net loan charge-offs (recoveries).........       88         190         377          484         567      1,014        476
   Provision charged to
    operating expenses.....................       80         105         180          150         487        917        477
   Balance at end of period................ $  1,234    $  1,354    $  1,242     $  1,439    $  1,773    $ 1,298    $ 1,395
                                            ========    ========    ========     ========    ========    =======    =======
Ratios:
 Net loan charge-offs to
   average loans...........................     0.07%       0.18%       0.36%        0.50%       0.81%      1.64%      0.78%

 Net loan charge-offs to
   loans at end of period..................     0.07        0.18        0.32         0.45        0.56       1.72       0.76

 Allowance for loan losses to
   average loans...........................     1.00        1.30        1.17         1.47        2.53       2.09       2.30

 Allowance for loan losses
   to loans at end of period...............     0.91        1.29        1.06         1.35        1.74       2.20       2.24

 Net loan charge-offs to allowance
   for loan losses at end of
    period.................................     7.13       14.03       30.35        33.63       31.98      78.12      34.12

 Net loan charge-offs to provision
          charged to operating
           expenses........................   110.00      180.95      209.44       322.67      116.43     110.58      99.79

----------------------------
/1/ Acquired $555,000 in reserves in connection with acquisition of High Desert National Bank in 1997.

     The following table provides a breakdown of the allowance for loan losses as of the dates indicated:

                    Allocation of Allowance for Loan Losses

                                             Six  Months Ended June 30,
                                 ----------------------------------------------------
                                          2000                       1999
                                 -------------------------  -------------------------
                                          %of Loans                        %of Loans
Balance at End of Period                 in Category                     in Category
   Applicable to                Amount   to Total Loans     Amount      to Total Loans
------------------------------  ------   -------------      ------      --------------
                                               (Dollars in Thousands)
Real estate:
   Construction................  $  273        22.12%       $  191            14.11%
   Mortgage....................     365        29.58           257            18.98
Commercial.....................     272        22.04           205            15.14
Installment/All other loans
 (including overdrafts)........     324        26.26           701            51.77
                                 ------       ------        ------           ------
       Total...................  $1,234       100.00%       $1,354           100.00%
                                 ======       ======        ======           ======


                    Allocation of Allowance for Loan Losses
                                  (continued)

                                                                December 31,
                                 ---------------------------------------------------------------------------
                                        1999                     1998                         1997
                                 ---------------------  ----------------------      ------------------------
                                           %of Loans
                                          in Category              %of Loans                     %of Loans
   Balance at End of Period                to Total              in Category to                in Category to
        Applicable to            Amount     Loans       Amount     Total Loans       Amount      Total Loans
------------------------------   ------     ------      ------     -----------       ------      -----------
                                                           (Dollars in Thousands)
Real estate:
   Construction................  $  215       17.31%     $  179          12.44%       $  115          6.49%
   Mortgage....................     326       26.25         267          18.55           778         43.88
Commercial.....................     246       19.81         265          18.42           371         20.92
Installment/All other loans
 (including overdrafts)........     455       36.63         728          50.59           509         28.71
                                 ------      ------      ------         ------        ------        ------
   Total.......................  $1,242      100.00%     $1,439         100.00%       $1,773        100.00%
                                 ======      ======      ======         ======        ======        ======

                    Allocation of Allowance for Loan Losses
                                  (continued)


                                              December 31,
                           -----------------------------------------------------
                                      1996                     1995
                           ---------------------------  ------------------------
 Balance at End                           %of Loans                 %of Loans
  of  Period                            in Category to            in Category to
 Applicable to             Amount        Total Loans    Amount     Total Loans
--------------             ------       ------------    ------     ------------
                                         (Dollars in Thousands)
Real estate:
   Construction.........   $   21             1.62%     $   79           5.66%
   Mortgage.............      425            32.74         347          24.87
Commercial..............      611            47.07         546          39.14
Installment/All other
 loans (including
 overdrafts)............      241            18.57         423          30.32
                           ------           ------      ------         ------
   Total................   $1,298           100.00%     $1,395         100.00%
                           ======           ======      ======         ======



 Investment Portfolio

     The Bank's investment portfolio represents 34.8% of the Bank's total assets as of June 30, 2000. At year end 1999, 1998 and 1997 the investment portfolio was 37.0%, 15.0% and 7.6%, respectively, of the Bank's total assets at those respective dates. The Bank invests in governmental, mortgage back, municipal and corporate securities and categorizes those securities as hold to maturity or available for sale depending upon the circumstances in place as to the Bank's intent and ability to hold such securities. The Bank invests its liquid funds in excess of loan requirements in the investment portfolio and fed funds sold, which is a cash equivalent. During 1999 the Bank's securities portfolio increased by $55.8 million or 203% over December 31, 1998. This increase was the result of a shift from investing excess funds, net of loan funding, in fed funds sold to securities (namely mortgage-backed) to realize the higher yield on said instruments. The $55.8 million was funded through the following; (i) $23.5 million in matured fed funds; (ii) $23.0 million in deposit growth less funding of $10.5 million in loan growth; and (iii) $18.2 million in other borrowings.

     The following table summarizes the book value and market value and distribution of the Bank's investment securities as of the dates indicated:

                              Investment Portfolio

                                                                         June  30,
                                                           ------------------------------------
                                                                 2000                 1999
                                                           -----------------    ---------------
                                                            Book     Market     Book     Market
                                                            Value     Value     Value     Value
                                                           -------   -------   -------   ------
                                                                  (Dollars in Thousands)
Available-for-Sale:
 U. S. Treasury securities............................     $     0   $     0   $     0   $     0
 Obligations of other U.S.
  government agencies.................................           0         0         0         0
 Mortgage backed securities...........................      63,737    63,042    37,597    37,199
 Obligations of states and political
   subdivisions.......................................      22,060    21,689     5,258     4,930
 Other securities.....................................       3,117     3,013     1,021       994
   Total available-for-sale...........................     $88,914   $87,744   $43,876   $43,123
                                                           =======   =======   =======   =======
Held-to-Maturity:
 U. S. government securities..........................     $ 1,009   $ 1,000   $ 1,008   $ 1,007
 Obligations of other U.S.
  governmental agencies...............................           0         0         0         0
 Obligations of state and
  political subdivisions..............................           0         0     4,701     4,781
 Other securities.....................................           0         0         0         0
                                                           -------   -------   -------   -------
   Total held-to-maturity.............................     $ 1,009   $ 1,000   $ 5,709   $ 5,788
                                                           =======   =======   =======   =======
   Total investment securities........................     $89,923   $88,744   $49,585   $48,911
                                                           =======   =======   =======   =======

                              Investment Portfolio
                                  (continued)

                                                                                 December 31,
                                                           ---------------------------------------------------------
                                                                  1999              1998                  1997
                                                           -----------------   -----------------   -----------------
                                                            Book     Market     Book     Market     Book     Market
                                                            Value     Value     Value     Value     Value     Value
                                                           -------   -------   -------   -------   -------   -------
                                                                            (Dollars in Thousands)
Available-for-Sale:
 U. S. Treasury securities............................     $     0   $     0   $     0   $     0   $ 1,000   $ 1,000
 Obligations of other U.S.
  government agencies.................................           0         0    19,339    19,351     1,114     1,114
 Mortgage backed securities...........................      69,017    68,331        21        22         0         0
 Obligations of states and political
    subdivisions......................................      12,648    11,963     2,330     2,320         0         0
 Other securities.....................................       2,044     2,000       302       304       484       484
   Total available-for-sale...........................     $83,709   $82,294   $21,922   $21,997   $ 2,598   $ 2,598
                                                           =======   =======   =======   =======   =======   =======
Held-to-Maturity:
 U. S. government securities..........................     $ 1,012   $ 1,003   $   501   $   504   $   500   $   502
 Obligations of other U.S.
  governmental agencies...............................           0         0         0         0     2,450     2,443
 Obligations of state and
  political subdivisions..............................           0         0     5,041     5,256     6,003     6,202
 Other securities.....................................           0         0         0         0         0         0
                                                           -------   -------   -------   -------   -------   -------
   Total held-to-maturity.............................     $ 1,012   $ 1,003   $ 5,542   $ 5,760   $ 8,953   $ 9,147
                                                           =======   =======   =======   =======   =======   =======
   Total investment securities........................     $84,721   $83,297   $27,534   $27,757   $11,551   $11,745
                                                           =======   =======   =======   =======   =======   =======

     The following table summarizes the maturity of the Bank's investment securities and their weighted average yield at June 30, 2000/1/:

               Investment Maturities and Weighted Average Yields



                                                     After One But
                                    Within One       Within Five      After Five But
                                     Years             Years         Within Ten Years    After Ten Years            Total
                                     -----             -----         ----------------    ---------------     -------------------
                                Amount   Yield    Amount    Yield     Amount   Yield     Amount    Yield     Amount      Yield
                                ------   -----    ------    -----     ------   -----     ------    -----     ------      -----
                                                                       (Dollars in Thousands)
Available-for-Sale:
 U. S. government securities....   $ 0    0.00%   $    0      0.00%   $    0    0.00%    $     0    0.00%    $     0     0.00%
 Obligations of other U.S.
  government agencies...........     0    0.00         0      0.00         0    0.00           0    0.00           0     0.00
 Mortgage backed securities.....     0    0.00     3,172      7.32     8,793    7.19      51,077    7.58      63,042     7.51
 Obligations of state and
  political subdivisions........    90    6.91       283      5.43         0    0.00      21,316    5.34      21,689     5.35
 Other securities...............     0    0.00         0      0.00     1,072    8.88       1,941    7.17       3,013     7.78
   Total available-for-sale.....    90    6.91     3,455      7.17     9,865    7.37      74,334    6.93      87,744     6.99
Held-to-Maturity:
 U. S. government securities....     0    0.00     1,009      6.38         0    0.00           0    0.00       1,009     6.38
 Obligations of other U.S.
  government agencies...........     0    0.00         0      0.00         0    0.00           0    0.00           0     0.00
 Obligations of state and
  political subdivisions........     0    0.00         0      0.00         0    0.00           0    0.00           0     0.00
 Other securities...............     0    0.00         0      0.00         0    0.00           0    0.00           0     0.00
   Total held-to-maturity.......     0    0.00     1,009      6.38         0    0.00           0    0.00       1,009     6.38
   Total investment.............   $90    6.91%   $4,464      6.99%   $9,865    7.37%    $74,334    6.93%    $88,753     6.98%
    securities..................   ===    ====    ======      ====    ======    ====     =======    ====     =======     ====

----------------
/1/ Yields on tax-exempt obligations have not been computed on a tax equivalent basis.

The following table summarizes the securities for which the aggregate book value exceeds 10% of shareholder equity as of June 30, 2000.

               Investments Securities Exceeding 10% of Shareholders' Equity

Issuer's Name                Aggregate Book Value   Market Value
------------------------     --------------------   ------------

FHLMC CMO 2117 HD               $ 4,573,339        $ 4,550,815
VENDEE MTG TR 1997-1              4,027,006          3,995,120
FHLMC CMO 2184 PG                 3,868,047          3,775,680
FNMA REMIC 1997-69 C              2,786,633          2,849,786
FNMA 1992-163 K                   2,538,431          2,488,575
FNMA CMO 1197-71 BD               2,235,337          2,260,101
FHLMC CMO 2061 PH                 2,230,340          2,209,680
                                -----------        -----------
               TOTAL:           $22,259,133        $22,129,757

Deposits

     Deposits are the Bank's primary source of funds. At June 30, 2000 the Bank had a deposit mix of 43.6% in noninterest-bearing demand deposits, 37.6% in NOW, money market and savings deposits, and 18.8% in time deposits. The Bank's net interest income is enhanced by its large percentage of noninterest-bearing deposits. The Bank's deposits are obtained from a cross-section of the communities it serves. No material portion of the deposits has been obtained or is dependent upon any one person or industry. The Bank's business is not seasonal in nature. The Bank accepts deposits in excess of $100,000 from customers. Those deposits are priced to remain competitive. As of each of the reporting periods covered the Bank had no brokered funds on deposit.

     The Bank is not dependent upon funds from sources outside of the United States nor does it have any and has not made loans to any foreign entities. The Bank has not made any loans to finance leveraged buyouts or for highly leveraged transactions.

     As of June 30, 2000 the Bank had total deposits of $202.3 million an increase of 8.3% or $15.5 million from December 31, 1999. Total deposits at December 31, 1999, 1998 and 1997 were $186.8 million, $163.8 million and $136.7 million, respectively, representing growth of 14.0% and 19.8% in 1999 and 1998, respectively. The increase in 1999 was due to internal growth through operations, while the growth in 1998 was due primarily to the acquisition of High Desert National Bank in December, 1997.

     The following tables summarize the distribution of average daily deposits and the average daily rates paid for the periods indicated:

                      Average Deposits & Other Borrowings

                                                  Six Months Ended June 30,
                                          -----------------------------------------
                                                 2000                 1999
                                          -------------------   -------------------
                                          Average    Average    Average    Average
                                          Balance     Rate      Balance     Rate
                                          --------   -------    -------    -------
                                                   (Dollars in Thousands)
Demand, noninterest-bearing.............  $ 81,507      0.00%   $ 67,697      0.00%
Money market............................    30,613      3.57      23,067      2.90
NOW.....................................    26,481      1.91      22,970      2.03
Savings.................................    19,398      2.67      19,144      2.66
Time certificates of deposit in
 denominations of $100,000 or more......    17,212      5.16      11,856      4.77
Other time deposits.....................    20,485      4.66      20,891      4.54
   Total deposits.......................   195,696      2.02     165,625      1.91
Other borrowings........................    21,060      6.78           0      0.00
   Total deposits and borrowed funds....  $216,756      2.49%   $165,625      1.91%
                                          ========      ====    ========      ====



                      Average Deposits & Other Borrowings
                                  (continued)

                                                             Years Ended December 31,
                                          --------------------------------------------------------------
                                                 1999                  1998                  1997
                                          -------------------   ------------------   -------------------
                                          Average    Average    Average    Average    Average    Average
                                          Balance      Rate     Balance      Rate     Balance      Rate
                                          --------   --------   --------  --------   --------   --------
Demand, noninterest-bearing.............  $ 71,726      0.00%   $ 60,398      0.00%   $ 40,939      0.00%
Money market............................    28,720      2.85      20,719      2.93      16,317      3.00
NOW.....................................    21,612      2.26      20,862      2.35      15,332      2.53
Savings.................................    19,610      2.70      17,663      2.87      14,175      2.97
Time certificates of deposit in
 denominations of $100,000 or more......    12,825      4.71       9,903      5.33       5,189      5.22
Other time deposits.....................    20,611      4.49      20,658      5.05       9,274      5.26
   Total deposits.......................   175,104      1.92     150,203      2.12     101,226      2.03
Other borrowings........................     3,756      5.67           0      0.00           0      0.00
   Total deposits and borrowed funds....  $178,860      2.00%   $150,203      2.12%   $101,226      2.03%
                                          ========      ====    ========      ====    ========      ====

     The scheduled maturities of the Bank's time deposits in denominations of $100,000 or greater at June 30, 2000:

                Maturities of Time Deposits of $100,000 or More

                                               June 30, 2000
                                           ----------------------
                                           (Dollars in Thousands)

Three months or less....................           $ 9,433
Over three months through six months....             3,867
Over six months through twelve months...             2,870
Over twelve months......................               394
                                                   -------
   Total................................           $16,564
                                                   =======


Short Term Borrowings

     Due to the fact that the Bank's growth in loans had exceeded the Bank's growth in deposits, the Bank began to employ short term borrowings from the Federal Home Loan Bank (FHLB) during 1999. The Bank was first approved to borrow under the programs offered by the FHLB in July 1999. The terms offered to the Bank by the Federal Home Loan Bank are financing availability up to 25% of total assets, secured by acceptable collateral, for terms less than 5 years. For terms greater than 5 years through 30 years, financing availability is limited to residential assets being pledged as collateral. Overnight borrowings are also available at the daily quoted rates.

     At year-end 1999, the Bank had $18.2 million in advances against its line of credit from the Federal Home Loan Bank (FHLB) due at various times during 2000 with a weighted average rate of 6.1%. The average balance of this short-term borrowing was $3.8 million with an average rate of 5.7%. As of June 30, 2000 the balance was $31.0 million, all due in 2000, with an average balance of $23.1 million, a high balance of $34.7 million and a weighted average rate of 6.1% for the six months ended. The outstanding balance is composed of both overnight borrowings and short-term borrowings. The balance may very by millions of dollars on any given day depending on loan fundings as of a particular day.


                  Liquidity and Interest Rate Risk Management

     Liquidity management for banks requires that funds always be available to pay anticipated deposit withdrawals and maturing financial obligations promptly and fully in accordance with their terms. The balance of the funds required is generally provided by payments on loans, sale of loans, liquidation of assets and the acquisition of additional deposit liabilities. One-method banks utilize for acquiring additional liabilities is through the acceptance of brokered deposits, which are deposits that bear interest in excess of 75 basis points over prevailing market rates. As part of its acquisition of High Desert National Bank in 1997, the Bank received approximately $1.5 million in deposits typically classified as brokered deposits by banking regulators. These deposits have been carried on the books and have been run off as they matured over the reporting periods and as of June 30, 2000 the Bank no longer carries these in its portfolio. The Bank has not accepted nor needed to accept brokered deposits as part of its normal operations.

     In order to meet liquidity needs, the Bank maintains a portion of its funds in cash deposits in other banks, fed funds sold, and investment securities categorized as available for sale. As of June 30, 2000 the Bank's liquidity ratio was 29.2%, defined as $20.2 million in cash and cash equivalents and $38.8 million in investment securities available for sale (net of those pledged to secure treasury, tax and loan items and public monies) as a percentage of deposits of $202.3 million.

     Effective planning of asset and liability maturities and the matching of interest rates to correspond with this maturity matching is an integral part of the active management of an institution's net yield. To the extent maturities of assets and liabilities do not match in a changing interest rate environment, net yields may be affected. Even with accurately matched repricing of assets and liabilities, risk remains in the form of prepayment of assets, timing lags in adjusting certain assets and liabilities that have varying sensitivities to market interest rates and basis risk. In its overall attempt to match assets and liabilities, management takes into account rates and maturities to be offered in connection with its certificate of deposit program and offers variable rate loans. The Bank has generally been able to control its exposure to changing interest rates by managing the mix of floating rate to fixed rate instruments within its portfolio.

     The sensitivity to interest rate fluctuations is measured in several time frames. Various strategies such as liability cost administration and redeployment of asset maturities are utilized to preserve interest income from the effect of changes in interest rates. The gap positions are monitored as a function of the ALCO process. The monitoring process includes the use of periodic simulated business forecast, which incorporate various interest rate environments. Financial modeling is utilized to assist management in maintaining consistent earnings in an environment of changing interest rates.

     The following table sets forth the interest rate sensitivity of the Bank's interest-earning assets and interest-bearing liabilities as of June 30, 2000 using the interest rate sensitivity gap ratio. For purposes of the following table, an asset or liability is considered rate-sensitive within a specified period when it can be repriced or matures within its contractual terms. Actual payment patterns may differ from contractual payment patterns.

                       Interest Rate Sensitivity Analysis

                                                             At June 30, 2000
                                                    Amounts Subject to Repricing Within
                                    -------------------------------------------------------------------
                                    0-3 Months    3-12 Months    1-5 Years    After 5 Years     Total
                                    -----------   ------------   ----------   --------------   --------
                                                          (Dollars in Thousands)
Interest-earning assets:
 Loans/1/.........................     $ 84,290       $  5,524     $ 25,511         $ 19,610    $134,935
 Investment securities............           85              5        4,464           84,199      88,753
 Federal funds sold...............            0              0            0                0           0
 Interest-bearing deposits
   at other banks.................            0              0            0                0           0
                                       --------       --------     --------         --------    --------
     Total........................       84,375          5,529       29,975          103,809     223,688

Interest-bearing liabilities:
 Interest-bearing demand (NOW)....       24,180              0            0                0      24,180
 Savings deposits.................       21,167              0            0                0      21,167
 Money market.....................       30,840              0            0                0      30,840
 Time deposits of $100,00 or more.        9,433          6,737          394                0      16,564
 Other time deposits..............        8,579         10,920        1,878                0      21,377
 Other borrowings.................       23,000          8,000            0                0      31,000
                                       --------       --------     --------         --------    --------
     Total........................     $117,199       $ 25,657     $  2,272         $      0    $145,128

Interest rate sensitivity gap.....     $(32,824)      $(20,128)    $ 27,703         $103,809

Cumulative interest rate
 sensitivity gap..................     $(32,824)      $(52,952)    $(25,249)        $ 78,560

Cumulative interest rate
 sensitivity gap ratio based
 on total earning assets..........     (14.67)%       (23.67)%     (11.29)%           35.12%

-------------------------
/1/ Excludes non-accrual loans of $477,000 and deferred fees and unearned income of $794,000.

Liquidity and Capital Resources

     In 1990, the banking industry began to phase in new regulatory capital adequacy requirements based on risk-adjusted assets. These requirements take into consideration the risk inherent in investments, loans, and other assets for both on-balance sheet and off-balance sheet items. Under these requirements, the regulatory agencies have set minimum thresholds for Tier 1 capital, total capital and leverage ratios.

     The risk-based guidelines are used to evaluate capital adequacy and are based on the institution's asset risk profile and off-balance sheet exposures, such as unused loan commitments and standby letters of credit. The guidelines require that a portion of total capital be core, or Tier 1, capital consisting of common shareholders' equity and noncumulative perpetual preferred stock, less goodwill and certain other deductions, with the remaining, or Tier 2, capital consisting of other elements, primarily certain other forms of preferred stock, subordinated debt and mandatory convertible debt, plus the allowance for loan losses, subject to certain limitations. The leverage ratio is Tier 1 capital divided by adjusted average assets.

     At June 30, 2000, the Bank's and the Company's capital exceeded all minimum regulatory requirements and the Bank was considered to be "well capitalized" as
defined in the regulations issued by the FDIC.   In connection with the pending
acquisition of Valley Merchants Bank it was anticipated that the Bank would require additional capitalization. On March 21, 2000, the Company raised approximately $9.7 million in net proceeds from an offering of $10.0 million of principal amount of 10-7/8% Fixed Rate Capital Trust Pass-through Securities. A portion of the proceeds will be downstreamed to the Bank to maintain its "well capitalized" position and the balance will be used for general corporate purposes.


Accounting Matters

     During 1997, the Bank adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." This statement establishes standards for computing and presenting earnings per share ("EPS") and applies to all entities with publicly held common stock. This statement provides a presentation of basic EPS and diluted EPS. Basic EPS excludes dilution and is computed by dividing earnings available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution of securities that could share in the earnings.

     In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income," effective for fiscal years beginning after December 15, 1997. This statement establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. This statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Based on current accounting standards, this new accounting standard is not expected to have a material impact of the Bank's financial statements. The Bank adopted this accounting standard on January 1, 1998, as required.

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," effective for financial statements for periods beginning after December 15, 1997. This statement establishes standards for reporting information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The adoption of this new accounting standard did not have a material impact on the Bank's financial statement disclosures.

Impact of Inflation; Seasonality

     The primary impact of inflation on the Bank is its effect on interest rates. The Bank's primary source of income is net interest income, which is affected by changes in interest rates. The Bank attempts to limit the impact of inflation on its net interest margin through management of rate-sensitive assets and liabilities and the analysis of interest rate sensitivity. The effect of inflation on premises and equipment as well as noninterest expenses has not been significant for the periods covered in this Registration Statement. The Bank's business is generally not seasonal.

Year 2000 Compliance

     The concern over the Year 2000 ("Y2K") issue resulted from computer programs being written using two rather than four digits to identify a year in the date field. Throughout the world, there was a concern that this issue could cause computer systems to fail or create erroneous results at the rollover to the Year 2000. Beginning in 1998, the Bank took various steps to mitigate the potential impact of a Y2K problem. The Bank followed the guidelines established by the banking regulators, which were to identify, assess, renovate, validate, implement and design contingency plans to mitigate the risks that the Bank may have encountered relative to the Y2K problem. The total cost of the Bank's plan to address Y2K issues was not material.

Selected Performance Ratios

     The following table sets forth certain ratios for the Bank for the six months ended June 30, 2000 and 1999 and for the years ended December 31, 1999, 1998 and 1997. These ratios should be read in conjunction with the audited Financial Statements and notes thereto which appear at the end of this Registration Statement (see "Part F/S" herein).

                                    Six Months Ended         Year Ended
                                        June 30,              December 31,
                                    ---------------    -----------------------
                                     2000      1999     1999     1998     1997
                                    -----     -----    -----    -----    -----
Return on average equity/1/.......  12.70%    10.23%   11.37%   12.32%    5.83%
Return on average assets/2/.......   1.05%     1.00%    0.98%    1.11%    0.72%
Average stockholders' equity
   to average total assets........   8.27%     9.78%    8.58%    8.97%   12.42%
Dividend payout ratio/3/..........   0.00%     0.00%    0.00%    0.00%    0.00%

Item 3.  Description of Property
         -----------------------

     The following properties (real properties and/or improvements thereon) are owned by the Company/4/ and are unencumbered. In the opinion of Management, all properties are adequately covered by insurance.

                                                               Square Feet of        Land and
Location                                Use of Facilities      Office Space         Building Cost
--------                                -----------------      ------------         -------------
140 South Arrowhead Avenue            Administrative Office        9,800               $275,000
San Bernardino, California 92408

------------------
/1/  Net income (loss) divided by average stockholders' equity.
/2/  Net income (loss) divided by average total assets.
/3/ Represents dividends declared per share divided by net income per share. /4/ As used throughout this Registration Statement, the term "Company" includes, where appropriate, both the Company and its consolidated subsidiary.

1380 Highland Avenue                  Branch Office                    2,280        $250,000
San Bernardino, California 92404

321 East Sixth Street                 Branch Office                    9,449          N/A/1/
Corona, California 91719

4022 Phelan Road                      Branch Office                    5,281          N/A/2/
Phelan, California 92371


     The following facilities are leased by the Company:

                                                           Square Fee of     Monthly Rent    Term of
Location                              Use of Facilities    Office Space     as of 3/31/00     Lease
--------                              -----------------    -------------    -------------    -------
505 West 2nd Street                   Main Office             10,247           $5,825         2/16/13
San Bernardino, California 92401

173 Orange Street                     Branch Office            4,624           $6,494        12/31/06
Redlands, California 92374

16869 Main Street                     Branch Office            5,152           $3,607         7/31/01
Hesperia, California 92345

4141 Inland Empire Boulevard          Branch Office            1,912           $3,155         6/14/04
Ontario, California 91764

     Currently the Bank's Ontario office is temporally operated out of the second floor of a professional office suite. On January 13, 2000 the Bank purchased a one acre parcel of land for a price of $608,000, located in Ontario, to be developed into a permanent branch office. Outside of the aforementioned development, Management believes that the Company's existing facilities are adequate to accommodate the Bank's and the Company's operations for the immediately foreseeable future.

Item 4.  Security Ownership of Certain Beneficial Owners and Management
-----------------------------------------------------------------------

     Management knows of no person who owned beneficially more than five percent (5%) of the outstanding Common Stock of the Bank as of June 30, 2000, except for Neal T. Baker and Arnold H. Stubblefield, both of whom are directors of the Bank (see Item 5 -- "Directors, Executive Officers, Promoters and Control Persons" herein).

Item 5.  Directors, Executive Officers, Promoters and Control Persons
---------------------------------------------------------------------

     The table on the following page sets forth certain information as of June 30, 2000 with respect to each of the directors and executive officers of the Bank and the directors and executive officers as a group.

-----------------
/5/ Acquired in connection with acquisition of Western Community Bank in Corona, California in 1994.

/6/ Acquired in connection with acquisition of High Desert National Bank in Hesperia, California in 1997.

                                                                                                     Common Stock
                                                                                                  Beneficially Owned on
                                                                                                   June 30, 2000/1/
                                                                              Year First  -------------------------------------
                                                                              Elected or                Vested      Percentage
       Names and Offices                 Principal Occupation                 Appointed     Number      Option      of Shares
       Held with Company                for the Past Five Years       Age      Director    of Shares   Shares/2/   Outstanding
      ------------------                -----------------------       ---     ----------  ----------   ---------   ------------
D. William Bader                   President/General Manager,         79         1999         66,282      20,118      4.33%/4/
Director                           Crest Chevrolet                              (1983)/3/

Neal T. Baker/5/                   President, Neal T. Baker           76         1999        125,785/6/   20,118      7.31%/4/
Director                           Enterprises, Inc. (Owner of                  (1983)/3/
                                   Baker's Burgers, Inc.)


William Cozzo                      Retired (formerly Vice             85         1999          3,688         -0-      0.19%
Director                           President-Director of                        (1999)/3/
                                   Public Relations,
                                   Business Bank of California)/7/

John E. Duckworth                  Real Estate Developer              57         1999         72,769/8/   20,118      4.65%/4/
Chairman of the Board                                                           (1983)/3/

------------------------
/1/ Except as otherwise noted, may include shares held by such person's spouse (except where legally separated) and minor children, and by any other relative of such person who has the same home; shares held in "street name" for the benefit of such person; shares held by a family trust as to which such person is a trustee and primary beneficiary with sole voting and investment power (or shared power with a spouse); or shares held in an Individual Retirement Account or pension plan as to which such person is the sole beneficiary and has pass-through voting rights and investment power.

/2/ Consists of shares which the applicable individual or group has the right to acquire upon the exercise of stock options which are vested or will vest within 60 days of April 28, 2000 pursuant to the Company's Stock Option Plan. (See "Item 6 -- Executive Compensation -- Compensation of Directors, and Stock Options" herein.)

/3/  Date first elected or appointed a director of the Bank.

/4/ The percentages are based on the total number of shares of the Company's common stock outstanding, plus the number of option shares which the individual or group, as applicable, has the right to acquire upon the exercise of stock options which are vested or will vest within 60 days of April 28, 2000 pursuant to the Company's Stock Option Plan (see "Item 6 -- Executive Compensation -- Stock Options, and Compensation of Directors" herein).

/5/ Mr. Baker's address is 30570 Sunset Drive, Redlands, California 92373 and Mr. Stubblefield's address is Post Office Box 327, Meridian, Idaho 83642.

/6/ Includes 8,294 shares held by the Neal T. Baker Enterprises Pension Trust and the Baker's Burgers, Inc. Pension Trust of which Mr. Baker is trustee; 5,669 shares held by Baker's Burgers, Inc. and Neal T. Baker Enterprises Profit Sharing Plan of which Mr. Baker is trustee; 35,539 shares held by Neal T. Baker Enterprises, a corporation of which Mr. Baker is President; and 12,237 shares owned by Baker's Burgers, Inc., a corporation of which Mr. Baker is President. Mr. Baker has sole voting and investment power as to all of these shares.

/7/  Mr. Cozzo served as Vice President-Director of Public Relations of the
Bank from November, 1997 until December 31, 1998, when he retired as an employee and was simultaneously appointed a director of the Bank. Previously, Mr. Cozzo served as Vice President-Public Relations of the Bank from September, 1996 to November, 1997; and as Business Development Officer of the Bank from 1993 to 1996.

/8/ Includes 37,291 shares held by Mr. Duckworth together with certain extended family members; and 9,072 shares held by Arr. 1865, a limited partnership of which Mr. Duckworth is a general partner; as to all of which shares Mr. Duckworth has shared voting and investment power.

                                                                                                     Common Stock
                                                                                                  Beneficially Owned on
                                                                                                   June 30, 2000/1/
                                                                              Year First  -------------------------------------
                                                                              Elected or                Vested      Percentage
       Names and Offices                 Principal Occupation                 Appointed     Number      Option      of Shares
       Held with Company                for the Past Five Years       Age      Director    of Shares   Shares/2/   Outstanding
      ------------------                -----------------------       ---     ----------  ----------   ---------   ------------
Alan J. Lane/9/                    President and Chief Executive      38       1999          312          31,612      1.57%/4/
President, Chief Executive         Officer, Business Bancorp and              (1998)/3/
Officer and Director               Business Bank of California/10/

Robert L. Nottingham               Senior Vice President, CHJ,        59       1999       26,657/11/      15,295      2.10%/4/
Director                           Inc., (Consulting/Engineering)             (1996)/3/

John L. Riddell                    President/Founder, CHJ, Inc.       68       1999       65,212/11/      15,295      4.03%/4/
Director and                       (Consulting/Engineering)                   (1983)/3/
Corporate Secretary

Arnold H. Stubblefield/5,/12/      President, Stubblefield            66       1999      380,343/13/      37,193     20.74%/4/
Director                           Construction Company; General              (1992)/3/
                                   Partner, Stubblefield Properties

John L. Stubblefield/12/           Vice President/Managing            48       1999       44,207/14/      20,118      3.22%/4/
Director                           Supervisor, Stubblefield                   (1983)/3/
                                   Companies-California
                                   (Real Estate Development)

/9/ In February, 1994, Mr. Lane joined Fornaca Bakeries, Inc., a financially troubled company in Escondido, California, in an attempt to assist the company in resolving its financial problems. As a result of disagreements concerning business philosophy, Mr. Lane left the company in June, 1994 to pursue other interests, and the company filed for bankruptcy protection under Chapter 11 of the federal bankruptcy laws in September, 1994. Two months later, Mr. Lane agreed to rejoin the company as President, Chief Executive Officer and a director, and he then led the company through and out of the bankruptcy reorganization, a name change to Pacific Pride Baking Company, and the subsequent sale of the company to an international food processing company.

/10/ Mr. Lane was appointed President and Chief Executive Officer of the
Company on October 7, 1999 and of the Bank on April 1, 1998. Previously, he served as Executive Vice President and Chief Financial Officer of the Bank since August, 1996; as President and Chief Executive Officer of Pacific Pride Banking Company in Escondido, California from 1994 to 1996; and as Chief Financial Officer of Independence One Bank in Mission Viejo, California from 1992 to 1993.

/11/ Includes 15,584 shares held by the CHJ, Inc. Profit Sharing Plan (of which Messrs. Nottingham and Riddell are both trustees) for Mr. Riddell's account, as to which shares Messrs. Nottingham and Riddell share voting and investment power with two additional co-trustees.

/12/ Arnold H. Stubblefield and John L. Stubblefield are father and son, respectively.

/13/ Includes 31,436 shares held by the Stubblefield Construction Co.
Employee Pension Trust of which Mr. Stubblefield is trustee; 7,455 shares owned by Stubblefield Construction Co., a corporation of which Mr. Stubblefield is President; 41,689 shares owned by Stubblefield Properties, a partnership of which Mr. Stubblefield is a General Partner; and 1,233 shares held by Mr. Stubblefield as custodian for his minor grandchildren (including the shares described in footnote 14 below). Mr. Stubblefield has sole voting and investment power as to 80,580 of such shares and shared voting and investment power as to 1,233 of such shares.

/14/ Includes 364 shares held by Arnold Stubblefield as custodian for John Stubblefield's children, as to which shares John Stubblefield has shared voting and investment power with Arnold Stubblefield.

                                                                                                     Common Stock
                                                                                                  Beneficially Owned on
                                                                                                   June 30, 2000/1/
                                                                              Year First  -------------------------------------
                                                                              Elected or                Vested      Percentage
       Names and Offices                 Principal Occupation                 Appointed     Number      Option      of Shares
       Held with Company                for the Past Five Years       Age      Director    of Shares   Shares/2/   Outstanding
      ------------------                -----------------------       ---     ----------  ----------   ---------   ------------
James W. Andrews                   Executive Vice President           50           n/a           -0-      23,300      1.17%/4/
Executive Vice President           and Chief Credit Officer,
and Chief Credit Officer           Business Bank of California/15/

Ruth E. Adell                      Executive Vice President           45           n/a         7,463      11,225      0.94%/4/
Executive Vice President           and Cashier, Business Bank
and Chief Financial Officer        of California/16/

Directors and                                                                                776,770     214,080     45.04%/4/
Executive Officers as a
Group (11 in number)

     All present directors of the Company serve for a term of one year and hold office until the next Annual Meeting of Shareholders of the Company or until their successors are duly elected and qualified. The executive officers of the Company are appointed annually by the Board of Directors following the Annual Meeting of Shareholders and serve at the pleasure of the Board of Directors. An amendment to the Company's Articles of Incorporation providing for directors to serve staggered terms of two years each was approved by the Company's shareholders on June 21, 2000. This provision will become effective when the Company's stock becomes listed on the Nasdaq National Market (see "Part II, Item 1 -- Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters" herein). It is anticipated that the election of directors at the Company's 2001 Annual Meeting of Shareholders will be for two classes of directors with staggered terms, initially for terms of one and two years each.

The Board of Directors and Committees

     The Board of Directors of the Bank has, among others, a standing Audit Committee, of which directors Arnold Stubblefield (Chairman), Bader, Nottingham, Riddell and Duckworth (ex-officio) are members. The Company does not have a separate Audit Committee. During the fiscal year ended December 31, 1999, the Audit Committee held a total of six (6) meetings. The purpose of the Audit Committee is to meet with the outside auditors of the Bank and the Company in order to fulfill the legal and technical requirements necessary to adequately protect the directors, shareholders, employees and depositors of the Bank and the Company. It is also the responsibility of the Audit Committee to recom mend to the Board of Directors the selection of independent accountants and to make certain that the independent accountants have the necessary freedom and independence to freely examine all Company and Bank records.

     While the Board of Directors of the Bank has no standing "compensation" committee, it has a Personnel Committee of which Directors Riddell (Chairman), Baker, Lane and Duckworth (ex officio) are members. The Company does not have a separate compensation or similar committee. The primary function of the Personnel Com mittee, which met four (4) times during 1999, is to approve the employment of officers and recommend the

-------------------------
/15/ Mr. Andrews has served as Executive Vice President and Chief Credit Officer of the Company since October 7, 1999 and of the Bank since June, 1996. Previously, he served as Executive Vice President, Chief Operating and Credit Officer of International Savings Bank in San Diego, California from 1992 to 1995.

/16/ Ms. Adell has served as Executive Vice President and Chief Financial Officer of the Company since October 7, 1999 and as Executive Vice President and Cashier of the Bank since April, 1998. She has worked for the Bank in various capacities since 1984, including Senior Vice President and Cashier from June, 1996 to April, 1998; Senior Vice President/Operations from August, 1994 to May, 1996; and Vice President/Operations from March, 1988 to August, 1994.

compensation for all officers. Additionally, the Personnel Committee reviews and/or approves personnel policies recommended by senior management of the Bank.

     The Company has no standing nominating committee; however, the procedures for nominating directors, other than by the Board of Directors itself, are set forth in the Company's Bylaws and in the Notice of Annual Meeting of Shareholders.

     During the fiscal year ended December 31, 1999, the Board of Directors of the Bank held a total of thirteen (13) meetings. The Board of Directors of the Company did not meet during 1999, as the initial organizational acts of the Company's directors in 1999 were taken by unanimous written consent, and the holding company reorganization was not effectuated until January, 2000. Each person who served as a director of the Bank during 1999 attended at least 75% of the aggregate of (1) the total number of such meetings, and (2) the total number of meetings held by all committees of the Board on which such director served during 1999 (or during such shorter period as such person served as a director during 1999).


Item 6.  Executive Compensation
-------------------------------

     The table on the following page sets forth certain summary compensation information with respect to the only three executive officers of the Bank as of December 31, 1999 whose total annual compensation paid, accrued or distributed for the fiscal year ended December 31, 1999, exceeded $100,000 (the "Named Executive Officers"). As the holding company reorganization pursuant to which the Company became the sole shareholder of the Bank was effective in January, 2000, all compensation information in the table relates to the Bank rather than the Company.

                           Summary Compensation Table

                                                                            Long Term
                                                                            Compensation
                                                                           -------------
                                              Annual Compensation           Stock Options
                                       ---------------------------------   Granted (Number   All Other
 Name and Principal Position    Year   Salary/1/     Bonus      Other/2/   of Shares)/3/   Compensation/4/
-----------------------------   ----   ---------   ----------   --------   -------------   ---------------
Alan J. Lane                    1999    $168,750   $47,099/6/     -0-           -0-            $4,247
President and                   1998     143,233    30,490/7/     -0-        32,500             3,476
Chief Executive Officer/5/      1997     121,049       -0-        -0-        12,500             1,950

James W. Andrews                1999     133,792    28,539/6/     -0-           -0-             4,954
Executive Vice President        1998     128,333    26,603/7/     -0-        12,500             5,000
and Chief Credit Officer        1997     112,639       -0-        -0-        12,500             4,750

Ruth E. Adell                   1999      94,250    28,539/6/     -0-           -0-             5,000
Executive Vice President        1998      85,800    23,286/7/     -0-        12,500             5,000
and Cashier                     1997      73,045       -0-        -0-         4,375             4,023

Employment Agreements

     The Bank has entered into an Employment Agreement with Alan J. Lane, President and Chief Executive Officer of the Bank, for a term of six (6) years commencing April 1, 1998 (the "Agreement"). Mr. Lane's current base salary under the Agreement is $210,000 per annum. In addition, Mr. Lane is entitled to receive payment of bonuses in accordance with such bonus programs as may be approved by the Board of Directors from time to time. The Agreement also calls for the issuance of stock options, reimbursement for business expenses, the use of a Bank-owned automobile and certain insurance benefits (see " -- Executive Compensation" above and " -- Stock Options" below). In the event of termination without cause, Mr. Lane is entitled to receive nine (9) months' severance pay. In the event of termination within two (2) years after a merger, reorganization or similar transaction in which there is a change in ownership of at least fifty-one percent (51%) except as the result of a transfer of shares in exchange for at least eighty percent (80%) control of another corporation, Mr. Lane will be entitled to receive two (2) years' severance pay if the Bank's total assets immediately prior to the transaction are $250 million or greater, and nine (9) months' severance pay if the Bank's total assets are less than $250 million.
The severance payments in the event of a merger or similar transaction apply whether termination is by Mr. Lane or by the surviving entity or acquiror in the transaction.

----------------------
/1/ Includes portions of these individuals' salaries which were deferred pursuant to the Bank's 401(k) Plan (the "401(k) Plan"). The 401(k) Plan permits all participants to contribute up to fifteen percent (15%) of their annual salary on a pre-tax basis (subject to a statutory maximum). The Bank's policy is to match fifty percent (50%) of employee contributions which do not exceed six percent (6%) of such employee's annual compensation.

/2/ Excludes the cost to the Bank of personal benefits which, with respect to the Named Executive Officers, in the aggregate did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported.

/3/ As adjusted to reflect the 25% stock distribution declared by the Bank in July, 1999.

/4/ Consists entirely of the Bank's contributions to these individuals' accounts pursuant to the 401(k) Plan.

/5/ Mr. Lane was appointed President and Chief Executive Officer of the Bank on April 1, 1998. Previously, he served as Executive Vice President and Chief Financial Officer of the Bank since August 20, 1996.

/6/  Represents bonuses accrued in 1999 and paid in 2000.

/7/ Represents the full amount of bonuses accrued in 1998, small portions of which were paid in 1998, and the remainders of which were paid in 1999.

     The Bank has also entered into an Employment Agreement with James W. Andrews, Executive Vice President and Chief Credit Officer, for an unspecified term commencing March 24, 1997 ("Mr. Andrews' Agreement"). Mr. Andrews' current base salary under his agreement is $136,500 per annum. Mr. Andrews' Agreement also calls for payment of bonuses in accordance with such bonus programs as may be approved by the Board of Directors from time to time. Mr. Andrews' Agreement also provides for the issuance of stock options, reimbursement for business expenses, the use of a Bank-owned automobile and certain insurance benefits (see " -- Executive Compensation" above and " --Stock Options" below). In the event of termination without cause, Mr. Andrews is entitled to receive six (6) months' severance pay. In the event of termination within two (2) years after a merger, reorganization or similar transaction in which there is a change in ownership of at least fifty-one percent (51%) except as the result of a transfer of shares in exchange for at least eighty percent (80%) control of another corporation, Mr. Andrews will also be entitled to receive six (6) months' severance pay.

     The Bank has also entered into an Employment Agreement with Ruth E. Adell, Executive Vice President and Cashier, for an unspecified term commencing April 15, 1998 ("Ms. Adell's Agreement"). Ms. Adell's current base salary under her agreement is $100,800 per annum. Ms. Adell's Agreement also calls for payment of bonuses in accordance with such bonus programs as may be approved by the Board of Directors from time to time. Ms. Adell's Agreement also provides for the issuance of stock options, reimbursement for business expenses, the use of a Bank-owned automobile and certain insurance benefits (see " -- Executive Compensation" above and " -- Stock Options" below). In the event of termination without cause, Ms. Adell is entitled to receive six (6) months' severance pay. In the event of termination within two (2) years after a merger, reorganization or similar transaction in which there is a change in ownership of at least fifty-one percent (51%) except as the result of a transfer of shares in exchange for at least eighty percent (80%) control of another corporation, Ms. Adell will also be entitled to receive six (6) months' severance pay.

Stock Options

     The Company's Stock Option Plan (the "Plan"), intended to advance the interests of the Company and the Bank by encouraging stock ownership on the part of key employees, was adopted by the shareholders of the Bank on May 16, 1995, and amended by the Bank's shareholders on August 20, 1997 to increase the number of shares subject thereto. As part of the holding company reorganization effective in January, 2000, the Company assumed the Plan from the Bank, so that the Plan now covers authorized but unissued shares of the Company's Common Stock. The Plan provides for the issuance of both "incentive" and "non-qualified" stock options to full-time salaried officers and employees, and "non-qualified" stock options to non-employee directors, of the Company and its subsidiaries. All options are granted at an exercise price of not less than 100% of the fair market value of the stock on the date of grant./1/ Each option expires not later than ten (10) years from the date the option was granted. Options are exercisable in installments as provided in individual stock option agreements; provided, however, that if an optionee fails to exercise his or her rights under the options within the year such rights arise, the optionee may accumulate them and exercise the same at any time thereafter during the term of the option. In addition, in the event of a "Terminating Event," i.e., a merger or consolidation of the Company as a result of which the Company will not be the surviving corporation, a sale of substantially all of the Company's assets, or a change in ownership of at least 25% of the Company's stock (subject to certain exceptions such as a holding company formation), all outstanding options under the Plan shall become exercisable in full (subject to certain notification requirements), and shall terminate if not exercised within a specified period of time, unless provision is made in connection with the Terminating Event for assumption of such options, or substitution of new options covering stock of a successor corporation. As of December 31, 1999, the Bank had options outstanding to purchase a total of 374,222/2/ shares of its common stock under the Plan, with an average exercise price of $9.09 per share/2/ with respect to all such options. As of that same date, the fair market value of the Bank's common stock was approximately $8.25 per share./2/

---------------------------
/1/ Exercise price per share is equivalent to market price per share on the date of grant, as determined by the Board of Directors of the Company, based upon trades in the Bank's common stock known to the Company and "bid" and "asked" prices received by brokers dealing in the Company's common stock.

/2/ As the holding company reorganization pursuant to which the Company became the sole shareholder of the Bank was not effective until January, 2000, stock option information provided for 1999 relates to the Bank rather than the Company.

     No stock options were granted to or exercised by the Named Executive Officers during 1999. The following information is furnished with respect to stock options held by the Named Executive Officers at December 31, 1999:

                                                                 Value of Unexercised
                           Number of Unexercised                 in-the-Money Options/2/
                       Options at December 31, 1999/1/            at December 31, 1999
       Name             Exercisable   Unexercisable         Exercisable        Unexercisable
-------------------     -----------   -------------         -----------        -------------
Alan J. Lane               24,800          38,200              $4,860             $3,240

James W. Andrews           20,800          22,200               4,860              3,240

Ruth E. Adell               8,725          11,750               9,684               -0-

     Information concerning stock options granted to and held by the Company's non-employee directors is included under "Compensation of Directors" immediately below.

Compensation of Directors

     Non-employee directors of the Bank receive $750 per Board meeting whether or not they attend the meeting, but a director is not paid for more than three meetings per year that he has not attended. Such directors are also paid $200 per meeting for attendance at Board committee meetings. These individuals have the option of taking such fees as immediate compensation, or of allocating any or all of such fees to a deferred payment plan. Directors currently receive no additional compensation for their services as directors of the Company. No stock options were granted to or exercised by any non-employee directors of the Bank or the Company during 1999. As of December 31, 1999, each non-employee director of the Bank and the Company (with the exception of director Cozzo) held stock options to purchase 20,118/1/ shares each of common stock, at an average exercise price of $8.88 per share,/1/ all with expiration dates in 2007. As of that same date, the fair market value of the Bank's Common Stock was $8.25 per share./1/ As of December 31, 1999, all of such options were outstanding and exercisable in full. In addition, as of December 31, 1999, Arnold Stubblefield held a fully vested stock option covering an additional 17,075 shares/1/ of common stock at an exercise price of $5.66,/1/ with an expiration date in 2005.


Item 7.  Certain Relationships and Related Transactions
-------------------------------------------------------

     Some of the executive officers and directors of the Bank and the Company and the companies with which they are associated have been customers of, and have had banking transactions with, the Bank in the ordinary course of the Bank's business since January 1, 1999, and the Bank expects to continue to have such banking transactions in the future. All loans and commitments to lend included in such transactions have been made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons of similar creditworthiness, and in the opinion of Management of the Bank, have not involved more than the normal risk of repayment or presented any other unfavorable features.

------------------
/1/ As the holding company reorganization pursuant to which the Company became the sole shareholder of the Bank was not effective until January, 2000, stock option information provided for 1999 relates to the Bank rather than the Company.

/2/ Represents the difference between the aggregate exercise price and the aggregate fair market value of the shares at December 31, 1999.

Item 8.  Description of Securities
----------------------------------

     The authorized capital stock of the Company consists of 2,000,000 shares of Preferred Stock, no par value, and 10,000,000 shares of Common Stock, no par value. As of June 30, 2000, there were issued and outstanding no shares of the Company's Preferred Stock and 1,985,679 shares of the Company's Common Stock. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Company is authorized to determine the rights, preferences, privileges and restrictions of each such series. No such determination has yet been made. A summary of the rights, preferences, privileges and restrictions of the Company's Common Stock is set forth below.

Common Stock

     Each share of Common Stock has the same rights, preferences, and privileges as every other share, and is entitled to one vote at any meeting of shareholders (except as described below). The Common Stock has no preemptive, conversion or redemption rights or sinking fund provisions applicable thereto. All of the shares of Common Stock outstanding are fully paid and non-assessable. After the requirements with respect to preferential dividends upon all classes and series of stock entitled thereto, if any, shall have been paid or declared and set apart for payment and after the Company shall have complied with all requirements, if any, with respect to the setting aside of sums as a sinking fund or for a redemption account on any class of stock, then, and not otherwise, the holders of Common Stock shall be entitled to receive, subject to the applicable provisions of the California Corporations Code, such dividends as may be declared from time to time by the Board of Directors. Each share of Common Stock shares equally in any dividends declared on the Common Stock. (See "Part II, Item 1 -- Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters" herein.)

     All voting rights are vested in the holders of the Common Stock. Each holder of Common Stock is entitled to one vote for each share of Common Stock standing in his name on the books of the Company on any matter submitted to the vote of the shareholders, except that in connection with the election of directors, shares are entitled to be voted cumulatively if a candidate's name has been placed properly in nomination prior to the voting and a shareholder present at the meeting gives notice of his or her intention to vote cumulatively. Cumulative voting entitles a shareholder to give one nominee as many votes as is equal to the number of directors to be elected multiplied by the number of shares owned by such shareholder, or to distribute his or her votes on the same principle between or among two or more nominees as he or she deems appropriate. The candidates receiving the highest number of votes, up to the number of directors to be elected, will be elected under cumulative voting.

     In the event of a voluntary or involuntary liquidation, dissolution or winding up of the corporation, after distribution in full of the preferential amounts to be distributed to the holders of all classes and series of stock entitled thereto and to the holders of capital notes, if any, the holders of the Common Stock shall be entitled to receive all the remaining assets of the corporation.

     California law prohibits a California state-chartered bank from lending on the security of, or for the purpose of purchasing, its own stock and from purchasing shares of its own or a parent company's stock unless approved in advance by the Commissioner or unless such purchase in necessary to prevent loss to the bank on debts previously contracted in good faith.

     The Company utilizes U. S. Stock Transfer, Glendale, California, as its transfer agent.

                                    PART II
                                    -------

Item 1. Market Price of and Dividends on the Registrant's Common Equity and
---------------------------------------------------------------------------
Other Shareholder Matters
-------------------------

     Management is aware of the following securities dealers which make a market in the Company's stock: Western Financial Corporation, San Diego, California and Gorian Investment Group, Inc., San Bernardino, California (the "Securities Dealers"). The Securities Dealers have no obligation to continue to make such a market and may discontinue making a market at any time. The Company's Common Stock is not listed on any exchange; however, the Company intends to file an application for listing of its Common Stock on the Nasdaq National Market to become effective on or shortly after the effectiveness of this Registration Statement. No assurance can be given that such application will be approved, or if approved, that an active trading market will develop or be sustained for the Common Stock.

     The information in the following table indicates the high and low "bid" and "asked" quotations and approximate volume of trading for the Common Stock for each quarterly period since January 1, 1998, and is based upon information provided by the ADP Quotation Services, Historical Data Base./1/ These quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission, do not reflect actual transactions and do not include nominal amounts traded directly by shareholders or through other dealers and not through the Securities Dealers.


                                Sale Price of
                                 the Bank's
                                Common Stock/2/       Approximate   Approximate
                               ---------------         Trading       Number of
 Calendar Quarter Ended       High          Low        Volume/2/     Transactions
-------------------------    ------        ------      ----------    ------------
March 31, 1998               12.80         10.30        111,875          29
June 30, 1998                12.40         11.20         23,875          11
September 30, 1998           12.40         10.80         17,700          13
December 31, 1998            12.00         11.00         28,625          11
March 31, 1999               12.40         10.20         25,500          34
June 30, 1999                11.00          9.60         97,200          27
September 30, 1999           13.50         10.00         23,800          14
December 31, 1999            11.00          8.00         20,400          17
March 31, 2000                9.50          8.62          6,200           6
June 30, 2000                 9.75          8.00         49,900          19

     As of June 30, 2000, there were approximately 291 shareholders of record of the Common Stock.

Dividends

     As a bank holding company which currently has no significant assets other than its equity interest in the Bank, the Company's ability to pay dividends primarily depends upon the dividends it receives from the Bank. As with the Company, the Bank's dividend practices will depend upon the Bank's earnings, financial position, current and anticipated cash requirements and other factors deemed relevant by the Bank's Board of Directors at that time. In addition, during any period in which the Company has deferred payment of interest otherwise due and payable on its Subordinated Debt Securities, the Company may not make any dividends or distributions with respect to its capital stock. (See "Part I, Item

-------------------
/1/ Inasmuch as the Company did not acquire the outstanding shares of the Bank until January, 2000, the information contained herein for 1998 and 1999 is for the Bank's stock. As of the effective date of the holding company reorganization (January 21, 2000), each outstanding share of common stock of the Bank was converted into one outstanding share of common stock of the Company.

/2/ Figures in the table have been retroactively adjusted to give effect to the 25% stock distribution declared by the Bank in July, 1999.

2 -- Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capital Resources" herein.)

     The Bank's ability to pay dividends to the Company is also subject to certain legal limitations. Under California law, the Bank may declare a cash dividend out of the Bank's net profits up to the lesser of the Bank's retained earnings or the Bank's net income for the last three (3) fiscal years (less any distributions made to stockholders during such period), or, with the prior written approval of the Commissioner, in an amount not exceeding the greatest of
(i) the retained earnings of the Bank, (ii) the net income of the Bank for its last fiscal year, or (iii) the net income of the Bank for its current fiscal year. In addition, under federal law, the Bank is prohibited from paying any dividends if after making such payment the Bank would fail to meet any of its minimum capital requirements. (See "Part I, Item 1 -- Description of Business -- Regulation and Supervision -- Capital Adequacy Requirements"). The federal regulators also have the authority to prohibit the Bank from engaging in any business practices which are considered to be unsafe or unsound, and in some circumstances the regulators might prohibit the payment of dividends on that basis even though such payments would otherwise be permissible.

     The Company's ability to pay dividends is also limited by state corporation law. The California General Corporation Law prohibits the Company from paying dividends on the Common Stock unless: (1) its retained earnings, immediately prior to the dividend payment, equals or exceeds the amount of the dividend or
(2) immediately after giving effect to the dividend the sum of the Company's assets (exclusive of goodwill and deferred charges) would be at least equal to 125% of its liabilities (not including deferred taxes, deferred income and other deferred liabilities) and the current assets of the Company would be at least equal to its current liabilities, or, if the average of its earnings before taxes on income and before interest expense for the two preceding fiscal years was less than the average of its interest expense for the two preceding fiscal years, at least equal to 125% of the current liabilities.

     The Bank's practice has been to retain earnings to provide funds for the operation and expansion of its business. Accordingly, prior to the holding company reorganization, the Bank had not paid any cash dividends on its Common Stock. Management has no current plans for the Company to pay cash dividends in the foreseeable future. However, the Board's practice is to review annually the advisability of paying cash dividends based upon the Company's earnings, financial position, current and anticipated cash requirements and other factors deemed relevant by the Board of Directors at that time. In making any such assessment, the Board of Directors of the Company would have to consider among other things the capital requirements of the Bank and other factors concerning the Bank, including the dividend guidelines and maintenance of an adequate allowance for loan losses.


Item 2.  Legal Proceedings
--------------------------

     From time to time, the Company and the Bank are defendants in legal proceedings arising in the ordinary course of business. After taking into consideration information furnished by counsel to the Company as to the current status of these claims or proceedings to which the Bank or the Company are parties, Management is of the opinion that the ultimate aggregate liability represented thereby, if any, will not have a material adverse affect on the financial condition of the Company.


Item 3.  Changes in and Disagreements with Accountants
------------------------------------------------------

     Not applicable.


Item 4.  Recent Sales of Unregistered Securities
------------------------------------------------

     The Company was formed on October 4, 1999 in order to become the one bank holding company of the Bank. On October 7, 1999, solely for purposes of facilitating the holding company reorganization, 100 shares of the common stock of the Company were issued to Alan J. Lane for aggregate cash consideration of $100. There shares were not registered under the Securities Act of 1933, as amended, in reliance on the exemption set forth in Section 4(2) thereof.

These shares were subsequently repurchased by the Company for $1.00 per share in accordance with the terms of the Agreement of Merger discussed below.

     On January 21, 2000, in connection with effecting a one-bank holding company reorganization, and in accordance with the terms of an Agreement of Merger dated as of January 7, 2000, by and among the Company, the Bank and BBOC Merger Corporation, each of the 1,976,033 issued and outstanding shares of Business Bank of California as of that date were exchanged, on a one-for-one basis, for 1,976,033 shares of the Company. These shares were not registered under the Securities Act of 1933, as amended, in reliance on the exemption set forth in Section 3(12) thereof.

     From the effective date of the reorganization through June 30, 2000, the Company has issued an aggregate of 9,646 shares of its common stock upon the exercise of options issued pursuant to the Company's Stock Option Plan. The average weighted exercise price of all of the shares exercised such year period was $7.90 per share. The issuance of these options was not registered under the Securities Act in reliance on the exemption set forth in Rule 701 promulgated thereunder.

     On March 23, 2000, the Company issued an aggregate of $10,000,000 in principal amount of its Fixed Rate Junior Subordinated Deferrable Interest Debentures due 2030 (the "Subordinated Debt Securities"). All of the Subordinated Debt Securities were issued to Business Capital Trust I, a Delaware statutory business trust and a wholly-owned subsidiary of the Company (the
"Trust").   The Subordinated Debt Securities were not registered under the
Securities Act in reliance on the exemption set forth in Section 4(2) thereof. The Subordinated Debt Securities were issued to the Trust in consideration for the receipt of the net proceeds (approximately $9.7 million) raised by the Trust from the sale of $10,000,000 in principal amount of the Trust's 10-7/8% Fixed Rate Capital Trust Pass-through Securities (the "Trust Preferred Securities"). Salomon Smith Barney, Inc. ("SSB") acted as the placement agent in connection with the offering of the Trust Preferred Securities for aggregate commissions of $300,000 payable by the Trust. The sale of the Trust Preferred Securities was part of a larger transaction arranged by SSB pursuant to which the Trust Preferred Securities were deposited into a special purpose vehicle along with similar securities issued by a number of other banks and the special purpose vehicle then issued its securities to the public (the "Pooled TRUPS"). The Pooled TRUPS were sold by SSB only (i) to those entities SSB reasonably believed were qualified institutional buyers (as defined in Rule 144A under the Securities Act) , (ii) to "accredited investors" (as defined in Rule 501(a)(1),
(2), (3) or (7) or Regulation D promulgated under the Securities Act) or (iii) in offshore transactions in compliance with Rule 903 of Regulation S under the Securities Act. The Trust Preferred Securities were not registered under the Securities Act in reliance on exemptions set forth in Rule 144A, Regulation D and Regulation S, as applicable.

Item 5.  Indemnification of Directors and Officers
--------------------------------------------------

     Section 317 of the California Corporations Code governs indemnification of the directors and officers of the Company. Under this section, officers and directors may be indemnified against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with proceedings other than derivative suits, in which such persons were parties or threatened to be made parties. In order for the corporation to make indemnification, there must be a determination by (a) a majority vote of a quorum of the Board of Directors, consisting of directors who are not parties to such proceeding, (b) approval of the stockholders pursuant to Section 153 of the California Corporations Code, with the shares owned by the person to be indemnified not being entitled to vote thereon, or an order of the court in which such proceeding is or was pending that the officer or director acted in good faith in a manner such person reasonably believed to be in the best interests of the corporation, and in the case of a criminal proceeding, such person had no reasonable cause to believe the conduct of such person was unlawful. This section further provides that indemnification may be paid in connection with derivative suits, in the same manner as described above, except that (a) with respect to derivative suits, the authority authorizing the indemnification must find that such person acted in good faith, in a manner such person believed to be in the best interests of the corporation and with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under the circumstances, and (b) court approval is required for indemnification of expenses or amounts incurred in respect of any claim or matter in which a director or officer has been adjudged to be liable to the corporation in the performance of such person's duty to the corporation; in settling or otherwise disposing of a threatened or pending action, with or without action which is settled or otherwise disposed of without court approval.

     The Company's Articles of Incorporation and Bylaws provide, among other things, for the indemnification of the Company's directors, officers and agents, and authorize the Board to pay expenses incurred by, or to satisfy a judgment or fine rendered or levied against, such agents in connection with any personal legal liability incurred by that individual while acting for the Company within the scope of his or her employment. Such provisions of the Company's Articles of Incorporation and Bylaws are subject to certain limitations imposed under state and federal law. It is the policy of the Board of Directors that the Company's executive officers and directors shall be indemnified to the maximum extent permitted under applicable law and the Company's Articles of Incorporation and Bylaws, and the Company has obtained liability insurance covering all of the Company's officers and directors.

     The Company's Articles of Incorporation also currently provide for the limitation or elimination of personal liability of the Company's directors to the Company or its stockholders for monetary damages, to the extent permitted by California law. However, under federal law, the FDIC may seek monetary damages from bank or holding company directors in cases involving gross negligence or any greater disregard of the duty of care, notwithstanding any provisions of state law which may permit limitations on director liability in such circumstances.

     There are no other provisions in the Articles of Incorporation of the Company or in any contract or arrangement between the Company and any director or officer regarding insurance or indemnification against any liability that such director or officer may incur in his capacity as such.

                        PART F/S  (FINANCIAL STATEMENTS)
                        --------------------------------

                                                                                   Page
                                                                                   ----

Business Bank of California/Business Bancorp

Independent Auditors' Report.......................................................  F-1

Balance Sheets
 December 31, 1999 and 1998........................................................  F-2

Statements of Income
 Years Ended December 31, 1999 and 1998............................................  F-3

Statement of Changes in Stockholders' Equity
  Years Ended December 31, 1999 and 1998...........................................  F-4

Statements of Cash Flows
 Years Ended December 31, 1999 and 1998............................................  F-5

Notes to  Financial Statements.....................................................  F-7

Balance Sheet at June 30, 2000, December 31, 1999 and June 30, 1999 (Unaudited)....  F-33

Statements of Income (Unaudited)
 Six Months Ended June 30, 2000 and June 30, 1999..................................  F-34

Statement of Changes in Stockholders' Equity  (Unaudited)
 Six Months Ended June 30, 2000....................................................  F-35

Statements of Cash Flows (Unaudited)
 Six Months Ended June 30, 2000 and June 30, 1999..................................  F-36

Notes to  Interim Financial Statements.............................................  F-37

Valley Merchants Bank, NA

Independent Auditors' Report.......................................................  F-38

Balance Sheets
 December 31, 1999 and 1998........................................................  F-39

Statements of Income
 Years Ended December 31, 1999 and 1998............................................  F-40

Statement of Changes in Stockholders' Equity
  Years Ended December 31, 1999 and 1998...........................................  F-41

Statements of Cash Flows
 Years Ended December 31, 1999 and 1998............................................  F-42

Notes to  Financial Statements.....................................................  F-43

                                                                                   Page
                                                                                   ----

Balance Sheets as of June 30, 2000 and
   December 31, 1999...............................................................  F-57

Statements of Income for the Six Months
   Ended June 30, 2000 and 1999....................................................  F-58

Statement of Changes in Stockholders' Equity
   For the Quarter and Year Ended
   June 30, 2000 and December 31, 1999.............................................  F-59

Statement of Cash Flows for the Quarters
   Ended  June 30, 2000 and 1999...................................................  F-60

Pro Forma Financial Statements

Pro Forma Balance Sheet as of June 30, 2000........................................  F-61

Pro Forma Statement of Income for the
   Years Ended December 31, 1999...................................................  F-62

Pro Forma Statement of Income for the
   Six Months Ended June 30, 2000..................................................  F-63

                         Independent Auditors' Report


Board of Directors and Stockholders
Business Bank of California
San Bernardino, California

We have audited the accompanying balance sheets of Business Bank of California as of December 31, 1999 and 1998, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Business Bank of California as of December 31, 1999 and 1998, and the results of its operations, changes in its stockholders' equity, and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

Vavrinek, Trine, Day & Co., LLP

Rancho Cucamonga, California
March 3, 2000

(Except for Note #23 to which
 the date is March 23, 2000)

                          BUSINESS BANK OF CALIFORNIA
                                BALANCE SHEETS
                          DECEMBER 31, 1999 AND 1998

                                          Assets

                                                                          1999                1998
                                                                     --------------     ----------------
Cash and due from banks                                              $   13,971,280      $    16,388,860
Federal funds sold                                                                -           23,500,000
                                                                     --------------     ----------------
         Cash and Cash Equivalents                                       13,971,280           39,888,860
Investment securities (Notes #1C and #2)
   Available-for-sale                                                    82,294,167           21,997,145
   Held-to-maturity, fair value of 1,002,500 in 1999,
    and $5,759,699 in 1998                                                1,012,076            5,542,357
Federal Home Loan Bank stock, at cost                                     1,200,000                    -
Loans held for sale (Notes #1E and #3)                                    1,689,783            2,030,555
Loans, net of unearned income (Notes #1D and #3)                        114,693,359          103,873,754
         Less allowance for loan losses (Notes #1F and #4)               (1,241,733)          (1,439,308)
                                                                     --------------     ----------------
         Net Loans                                                      115,141,409          104,465,001
Bank premises and equipment (Notes #1G and #6)                            3,885,119            3,990,837
Accrued interest receivable                                               1,440,602              813,071
Deferred tax asset (Note #8)                                                703,000              377,000
Other real estate owned, net (Notes #1L and #17)                          1,036,227            1,068,987
Other assets (Note # 7)                                                   4,409,585            4,311,420
                                                                     --------------     ----------------
         Total Assets                                                $  225,093,465      $   182,454,678
                                                                     ==============     ================

                                           Liabilities and Stockholders' Equity

Liabilities
   Deposits
     Demand deposits                                                     74,533,528           67,614,024
     NOW deposits                                                        27,284,559           23,128,762
     Money market and savings deposits                                   49,840,556           40,211,625
     Time deposits $100,000 and over                                     15,274,884           11,723,009
     Other time deposits                                                 19,874,439           21,165,225
                                                                     --------------     ----------------
                                                                        186,807,966          163,842,645
   Accrued interest and other liabilities                                 1,404,086            1,519,107
   Borrowed funds (Note #9)                                              18,200,000                    -
                                                                     --------------     ----------------
                                                                        206,412,052          165,361,752
                                                                     --------------     ----------------
Commitments and Contingencies

Stockholders' Equity
   Serial preferred stock - no par value, 2,000,000 shares
    authorized but unissued
   Common stock - no par value, authorized 10,000,000 shares, issued and outstanding, 1,975,961 and 1,559,175 shares
    in 1999 and 1998, respectively                                        6,256,854            5,726,269
   Retained earnings                                                     13,302,558           11,363,655
   Accumulated other comprehensive income                                  (877,999)               3,002
                                                                     --------------     ----------------
         Total Stockholders' Equity                                      18,681,413           17,092,926
                                                                     --------------     ----------------
         Total Liabilities and Stockholders' Equity                  $  225,093,465      $   182,454,678
                                                                     ==============     ================

The accompanying notes are an integral part of these financial statements.

                          BUSINESS BANK OF CALIFORNIA
                             STATEMENTS OF INCOME

                FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                     1999                          1998
                                                                 ------------                  ------------
Interest Income
   Interest and fees on loans                                    $ 11,226,876                  $ 10,798,298
   Interest on investment securities
      Taxable                                                       2,424,171                       768,892
      Exempt from Federal taxes                                       501,619                       332,783
   Interest on Federal funds sold                                     617,758                     1,433,152
                                                                 ------------                  ------------
             Total Interest Income                                 14,770,424                    13,333,125
                                                                 ------------                  ------------
Interest Expense
   Interest on deposits
      NOW and Money Market accounts                                 1,305,793                     1,098,157
      Savings                                                         528,636                       508,693
      Time deposits over $100,000                                     604,028                       527,637
      Other time deposits                                             925,486                     1,043,797
      Other borrowings                                                212,790                             -
                                                                 ------------                  ------------
             Total Interest Expense                                 3,576,733                     3,178,284
                                                                 ------------                  ------------
             Net Interest Income                                   11,193,691                    10,154,841
Provision for Loan Losses                                             180,000                       150,000
                                                                 ------------                  ------------
             Net Interest Income After Provision
             for Loan Losses                                       11,013,691                    10,004,841
                                                                 ------------                  ------------
Other Income
   Service fees                                                     2,261,995                     2,295,814
   Gain on sale of SBA loans                                          154,246                       330,855
   Gain on sale of other real estate owned                             38,168                       136,465
   (Loss) gain on sale of investments                                 (98,041)                        6,822
                                                                 ------------                  ------------
             Total Other Income                                     2,356,368                     2,769,956
                                                                 ------------                  ------------
Other Expenses
   Salaries and employee benefits                                   5,290,708                     4,851,793
   Occupancy, net                                                     746,684                       706,058
   Furniture and equipment                                            775,536                       778,763
   Other operating expenses (Note #13)                              3,775,799                     3,326,745
                                                                 ------------                  ------------
             Total Other Expenses                                  10,588,727                     9,663,359
                                                                 ------------                  ------------
Income Before Income Taxes                                          2,781,332                     3,111,438
                                                                 ------------                  ------------
Income Taxes (Note #8)
   Current                                                          1,019,999                     1,256,850
   Deferred                                                          (178,972)                       (2,340)
                                                                 ------------                  ------------
                                                                      841,027                     1,254,510
                                                                 ------------                  ------------
Net Income                                                       $  1,940,305                  $  1,856,928
                                                                 ============                  ============

Earnings Per Share (Note #15)
   Basic                                                         $       0.99                  $       0.97
                                                                 ============                  ============

   Diluted                                                       $       0.97                  $       0.93
                                                                 ============                  ============

The accompanying notes are an integral part of these financial statements.

                          BUSINESS BANK OF CALIFORNIA

                 STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                                                                       Accumulated
                                                  Number of                                               Other           Total
                                                   Shares       Common      Comprehensive  Retained    Comprehensive   Stockholders'
                                                 Outstanding     Stock         Income      Earnings       Income          Equity
                                                 -----------  ------------  -------------  ----------- -------------   -------------
Balance, January 1, 1998                           1,459,657  $  5,125,883                 $ 9,506,727 $      64,404   $ 14,697,014

   Stock options exercised                            93,497       516,538                                                  516,538
   Stock issued to 401-K Plan                          6,021        83,848                                                   83,848
   Comprehensive income:
     Net income for the period                                              $  1,856,928     1,856,928                    1,856,928
     Unrealized security holding losses
       (net of 41,598 tax)                                                       (57,445)                    (57,445)       (57,445)
     Reclassification adjustment for realized
       gains (net of 2,865 tax)                                                   (3,957)                     (3,957)        (3,957)
                                                                            ------------
     Total comprehensive income                                             $  1,795,526
                                                 -----------  ------------  ============   ----------- -------------   ------------
Balance, December 31, 1998                         1,559,175     5,726,269                  11,363,655         3,002     17,092,926

   Stock options exercised                            13,264        77,550                                                   77,550
   Stock issued to 401-K Plan                         11,650       142,945                                                  142,945
   Five-for-four stock split (Note #11)              391,872
   Cash in lieu of fractional shares                                                            (1,402)                      (1,402)
   Tax effect of Directors' options exercised                      310,090                                                  310,090
   Comprehensive Income
     Net income for the period                                              $  1,940,305     1,940,305                    1,940,305
     Unrealized security holding losses
       (net of 539,908 tax)                                                     (943,355)                   (943,355)      (943,355)
     Reclassification adjustment for realized
       losses (net of 35,687 tax benefit)                                         62,354                      62,354         62,354
                                                                            ------------
     Total comprehensive income                                             $  1,059,304
                                                 -----------  ------------  ============   ----------- -------------   ------------
Balance, December 31, 1999                         1,975,961  $  6,256,854                 $13,302,558 $    (877,999)  $ 18,681,413
                                                 ===========  ============                 =========== =============   ============

The accompanying notes are an integral part of these financial statements.

                         BUSINESS BANK OF CALIFORNIA

                           STATEMENTS OF CASH FLOWS

                FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                                         1999                 1998
                                                                                    -------------        --------------
Cash Flows From Operating Activities
   Net Income                                                                       $  1,940,305           $  1,856,928
   Adjustments to Reconcile Net Income to
    Net Cash Provided by Operating Activities
     Depreciation and amortization of premises and equipment                             625,220                561,257
     Amortization of intangibles                                                         286,942                295,716
     Provision for loan losses                                                           180,000                150,000
     Provision for losses on other real estate owned                                      24,415                112,768
     Net loss/(gain) on sale of assets                                                    78,137               (474,142)
     (Increase)/decrease in accrued interest receivable                                 (627,531)                49,375
     (Increase)/decrease in deferred assets                                             (400,273)                72,273
     Net amoritization/accretion of premiums/discounts
      on investment securities                                                           696,379                 22,334
     FHLB stock dividend                                                                  (6,000)                     -
     (Increase)/decrease in other assets                                                (102,398)                75,194
     Increase in interest payable and other liabilities                                  115,021                433,371
     (Increase)/decrease in prepaid taxes                                               (383,027)               297,041
                                                                                    -------------        --------------
              Net Cash Provided By Operating Activities                                2,427,190              3,452,115
                                                                                    -------------        --------------

Cash Flows From Investing Activities
   Proceeds from maturities of available-for-sale securities                           3,301,800             10,257,417
   Proceeds from maturities of held-to-maturity securities                             1,055,000              8,925,067
   Purchase of investment securities available-for-sale                              (75,146,074)           (33,018,186)
   Purchase of investment securities held-to-maturity                                 (1,513,906)            (5,514,108)
   Proceeds from sales of securities                                                   6,994,039              3,350,000
   Principal reduction of mortgage-backed securities                                   6,134,290                 61,257
   Net increase in loans to customers                                                (10,931,034)            (5,742,592)
   Recoveries of loans previously written off                                            184,906                150,518
   Capital expenditures                                                                 (521,905)              (561,612)
   Proceeds from sale of equipment                                                        15,044                146,155
   Proceeds from sale of other real estate owned                                         388,566                726,615
                                                                                    -------------        --------------
              Net Cash Used In Investing Activities                                  (70,039,274)           (21,219,469)


The accompanying notes are an integral part of these financial statements.

                         BUSINESS BANK OF CALIFORNIA

                           STATEMENTS OF CASH FLOWS

                FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                                       1999           1998
                                                                                  ------------    -----------
Cash Flows From Financing Activities
   Net increase in demand deposits, NOW accounts,
    savings accounts, and money market deposits                                     20,704,232     23,024,696
   Net increase in certificates of deposit                                           2,261,089      4,132,578
   Net increase in FHLB borrowing                                                   18,200,000              -
   Stock options exercised, net of tax effect                                          530,585        516,538
   Cash paid in lieu of fractional shares                                               (1,402)             -
                                                                                  ------------    -----------
            Net Cash Provided By Financing Activities                               41,694,504     27,673,812
                                                                                  ------------    -----------
Net (Decrease)/Increase in Cash and Cash Equivalents                               (25,917,580)     9,906,458
Cash and Cash Equivalents, Beginning of Year                                        39,888,860     29,982,402
                                                                                  ------------    -----------
Cash and Cash Equivalents, End of Year                                            $ 13,971,280    $39,888,860
                                                                                  ============    ===========
Supplemental Disclosure of Cash Flows Information
   Cash paid for interest                                                         $  3,598,157    $ 2,744,913
                                                                                  ============    ===========
   Cash paid for taxes                                                            $    769,986    $ 1,289,245
                                                                                  ============    ===========
Non-Cash Investing Activities
   Net change in accumulated other comprehesive income                            $    881,001    $    61,402
                                                                                  ============    ===========
   Transfer from loans to OREO                                                    $    548,758    $   268,601
                                                                                  ============    ===========
   Origination of loans to facilitate OREO                                        $    175,800    $   752,440
                                                                                  ============    ===========
   Transfer from investments held-to-maturity to
    available-for-sale                                                            $  1,065,000    $         -
                                                                                  ------------    -----------

The accompanying notes are an integral part of these financial statements.

                         BUSINESS BANK OF CALIFORNIA

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998


  Note #1 - Summary of Significant Accounting Policies

  The accounting and reporting policies of Business Bank of California (the "Bank") conform to generally accepted accounting principles and to general practice within the banking industry. A summary of the significant accounting and reporting policies consistently applied in the preparation of the accompanying financial statements follows:

  A.  Nature of Operations
      --------------------

      The Bank has been organized as a single operating segment and operates branches in the Inland Empire region of Southern California. The Bank's primary source of revenue is providing loans to customers, who are predominately small and middle-market businesses and individuals.

  B.  Use of Estimates
      ----------------

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties.

      While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowances for losses on loans and foreclosed real estate. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowances for losses on loans and foreclosed real estate may change.

                         BUSINESS BANK OF CALIFORNIA

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998


  Note #1 - Summary of Significant Accounting Policies, Continued

  C. Investment Securities and Mortgage-Backed Securities
     ----------------------------------------------------

     In accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities", which addresses the accounting for investments in equity securities that have readily determinable fair values and for investments in all debt securities, securities are classified in three categories and accounted for as follows: debt, equity, and mortgage-backed securities that the Bank has the positive intent and ability to hold to maturity are classified as held-to-maturity and are measured at amortized cost; debt, equity and mortgage backed securities bought and held principally for the purpose of selling in the near term are classified as trading securities and are measured at fair value, with unrealized gains and losses included in earnings; debt, equity and mortgage-backed securities not classified as either held-to-maturity or trading securities are deemed as available-for-sale and are measured at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of stockholders' equity. Gains or losses on sales of investment securities and mortgage-backed securities are determined on the specific identification method. Premiums and discounts are amortized or accreted using the interest method over the expected lives of the related securities.

  D. Loans and Interest on Loans
     ---------------------------

     Loans are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan fees and unearned discounts. The Bank recognizes loan origination fees as income over the term of the loan.

     The Bank adopted SFAS No. 114, (as amended by SFAS No. 118), "Accounting by Creditors for Impairment of a Loan." The statement generally requires those loans identified as "impaired" to be measured on the present value of expected future cash flows discounted at the loan's effective interest rate, except that as a practical expedient, a creditor may measure impairment based on a loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. A loan is impaired when it is probable the creditor will not be able to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement.

     Loans are placed on nonaccrual when a loan is specifically determined to be impaired or when principal or interest is delinquent for 90 days or more. Any unpaid interest previously accrued on those loans is reversed from income. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance.

  E. Loans Held-for-Sale
     -------------------

     Loans held for sale are carried at the lower of aggregate cost or market, which is determined by the specific value in the commitments. Net unrealized losses, if any, are required through a valuation allowance by charges to income.

                         BUSINESS BANK OF CALIFORNIA

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998



Note #1 - Summary of Significant Accounting Policies, Continued

F. Provision and Allowance for Loan Losses
   ---------------------------------------

   The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. The allowance is increased by a provision for loan losses, which is charged to expense and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses. Because of uncertainties inherent in the estimation process, management's estimate of credit losses inherent in the loan portfolio and the related allowance may change in the near term.

G. Bank Premises and Equipment
   ---------------------------

   Bank premises and equipment are stated at cost less accumulated depreciation. Repairs and maintenance are expensed as incurred. Depreciation is computed on the straight-line basis over the estimated useful lives of the related assets, which range from three to thirty years. Depreciation expense was $625,220 and $561,257 for the years ended December 31, 1999 and 1998, respectively.

H. Goodwill and Core Deposit Intangible Purchased
   ----------------------------------------------

   Goodwill represents the excess of the assets purchased, during 1994 and 1997, over the fair value of their net assets at dates of acquisition and is being amortized on the straight-line method over five years and ten years, respectively. Amortization expense charged to operations for 1999 and 1998 was $156,783 and $165,557, respectively.

   Core deposit intangibles purchased during 1994 and 1997 are amortized on a straight-line method over fifteen years and ten years, respectively. Amortization expense charged to operations for 1999 and 1998 was $130,159 and $130,159, respectively. Goodwill and core deposit intangibles are included in other assets on the balance sheet.

I. Cash and Cash Equivalents
   -------------------------

   For the purpose of the statements of cash flows, cash and cash equivalents includes cash and due from banks, cash items in transit, and federal funds sold balances as of the year-end.

   The Bank maintains amounts due from banks that may periodically exceed federally insured limits. The Bank has not experienced any losses in these accounts.

                         BUSINESS BANK OF CALIFORNIA

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998



  Note #1 - Summary of Significant Accounting Policies, Continued

  J. Loan Sales and Servicing
     ------------------------

     Gains and losses from the sale of participating interests in loans guaranteed by the Small Business Administration (SBA) are recognized based on the premium received or discount paid and the cost basis of the portion of the loan sold. The cost basis of the portion of the loan sold was arrived at by allocating the total cost of each loan between the guaranteed portion of the loan sold and the unguaranteed portion of the loan retained, based on their relative fair values. The book value allocated to the unguaranteed portion of the loan, if less than the principal amount, is recorded as a discount on the principal amount retained. The discount is accreted to income over the remaining estimated life of the loan. The Bank retains the servicing on the portion of the loans sold and recognizes income on the servicing fees that are received.

  K. Income Taxes
     ------------

     Provisions for income taxes are based on amounts reported in the statements of income (after exclusion of non-taxable income such as interest on state and municipal securities) and include deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred taxes are computed on the liability method as prescribed in SFAS No. 109, "Accounting for Income Taxes."

  L. Other Real Estate Owned
     -----------------------

     Other real estate owned, which represents real estate acquired by foreclosure, is recorded at the lesser of the outstanding loan balance or the fair value less selling costs of the property at the time of foreclosure. Any valuation adjustments required at the time of foreclosure are charged to the allowance for loan losses. Any subsequent valuation adjustments, operating expenses or income, and gains and losses on disposition of such properties are recognized in current operations.

  M. Earning Per Shares (EPS)
     ------------------------

     Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

                         BUSINESS BANK OF CALIFORNIA

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998



  Note #1 - Summary of Significant Accounting Policies, Continued

  N. Stock-Based Compensation
     ------------------------

     SFAS No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. The pro forma effects of adoption are disclosed in Note #12.

  O. Current Accounting Pronouncements
     ---------------------------------

     In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement establishes accounting and reporting standards for derivative instruments and for hedging activities. This new standard was originally effective for 2000. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133." This Statement establishes the effective date of SFAS No. 133 for 2001 and is not expected to have a material impact on the Bank's financial statements.

  P. Reclassifications
     -----------------

     Certain amounts in the 1998 financial statements have been reclassified to conform with the 1999 presentation.

  Note #2 - Investment Securities

  At December 31, 1999 and 1998, the investment securities portfolio was comprised of securities classified as available-for-sale and held-to-maturity, in conjunction with the adoption of SFAS No. 115, resulting in investment securities available-for-sale being carried at fair value and investment securities held-to-maturity being carried at cost, adjusted for amortization of premiums and accretions of discounts.

                         BUSINESS BANK OF CALIFORNIA

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998

  Note #2 - Investment Securities, Continued

  Available-for-Sale Securities
  -----------------------------

  The amortized cost and estimated fair value of available-for-sale securities at December 31, 1999 and 1998, were as follows:

                                                                December 31, 1999
                                    ----------------------------------------------------------------------------
                                                                Gross            Gross
                                     Amortized                Unrealized      Unrealized
                                        Cost                    Gains           Losses               Fair Value
                                    ------------             ------------    ------------           ------------
Municipal agencies                  $ 12,647,483             $     14,744    $   (699,438)        $   11,962,789
Mortgage backed securities            69,017,559                   93,557        (779,738)            68,331,378
Corporate bonds                        2,043,988                        -         (43,988)             2,000,000
                                    ------------             ------------    ------------         --------------
            Total                   $ 83,709,030             $    108,301    $ (1,523,164)        $   82,294,167
                                    ============             ============    ============         ==============

                                                               December 31, 1998
                                    ---------------------------------------------------------------------------
                                                                Gross            Gross
                                     Amortized                Unrealized      Unrealized
                                        Cost                    Gains           Losses             Fair Value
                                    ------------             ------------    ------------         -------------
Securities of other U.S.
  government agencies               $  3,509,110             $      6,515    $          -         $   3,515,625
Municipal agencies                     2,330,551                    3,053         (14,153)            2,319,451
Mortgage backed securities            15,850,858                   67,299         (60,588)           15,857,569
Equity securities                        301,800                    2,700               -               304,500
                                    ------------             ------------    ------------         -------------
            Total                   $ 21,992,319             $     79,567    $    (74,741)        $  21,997,145
                                    ============             ============    ============         =============

                         BUSINESS BANK OF CALIFORNIA

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998

Note #2 - Investment Securities, Continued

Held-to-Maturity Securities
---------------------------

The amortized cost and estimated fair value of held-to-maturity securities at December 31, 1999 and 1998, were as follows:

                                                                 December 31, 1999
                                         ------------------------------------------------    ------------
                                                              Gross             Gross
                                           Amortized        Unrealized        Unrealized
                                             Cost             Gains             Losses        Fair Value
                                         -------------    --------------    -------------    ------------
U.S. Treasury notes                       $ 1,012,076      $    -            $    (9,576)     $ 1,002,500
                                         =============    ==============    =============    ============

                                                                 December 31, 1999
                                         ------------------------------------------------    ------------
                                                              Gross             Gross
                                           Amortized        Unrealized        Unrealized
                                             Cost             Gains             Losses        Fair Value
                                         -------------    --------------    -------------    ------------
U.S. Treasury notes                       $   501,461      $      2,602      $    -           $  504,063
Municipal agencies                        $ 5,040,896           214,740           -            5,255,636
                                         -------------    --------------    -------------    ------------
             Total                        $ 5,542,357      $    217,342           -           $5,759,699
                                         =============    ==============    =============    ============

The amortized cost and fair values of investment securities available-for-sale and held-to-maturity at December 31, 1999, by expected maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                 December 31, 1999
                                         ----------------------------------------------------------------
                                                  Securities                           Securities
                                               Held-to-Maturity                    Available-for-Sale
                                         -------------------------------    -----------------------------
                                           Amortized                          Amortized
                                             Cost           Fair Value          Cost          Fair Value
                                         -------------    --------------    -------------    ------------
Amounts maturing in
     One year or less                    $    -            $    -            $   530,000     $   535,814
     After one year through five years      1,012,076         1,002,500        2,745,495       2,712,803
     After five years through ten years       -                 -             13,500,395      13,287,080
     After ten years                          -                 -             66,933,140      65,758,470
                                         -------------    --------------    -------------    ------------
                                         $  1,012,076      $  1,002,500      $83,709,030     $82,294,167
                                         =============    ==============    =============    ============

                         BUSINESS BANK OF CALIFORNIA

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998


Note #2 - Investment Securities, Continued

Proceeds from sales and maturities of investment securities available-for-sale during 1999 and 1998, were$4,904,367 and$3,350,000, respectively. In 1999, gross gains and gross losses on those sales were$2,200 and$88,659, respectively. In 1998, gross gains on those sales were$6,822; there were no gross losses. Gains or losses are calculated by taking the book value or cost (cost is equal to current face value adjusted by remaining premium or discount at transaction date) and netting it against the sales price of the security. Proceeds from principal reductions of mortgage-backed securities in 1999 and 1998, were$6,134,290 and$61,257, respectively.

Proceeds from sales of held-to-maturity investment securities during 1999 and 1998, were$5,391,472 and$0, respectively. Amortized costs for the held-to-maturity investment securities sold during 1999 were$3,838,257. In 1999, gross gains and gross losses on those sales were$46,751 and$58,333, respectively. Amortized cost for held-to-maturity investment securities transferred to available-for-sale investment securities during 1999 were$1,066,043, resulting in an unrealized gain of$1,043. There were no transfers in 1998. Proceeds from maturities of investment securities held-to-maturity during 1999 and 1998, were$1,055,000 and$8,925,067, respectively. There were no gains or losses recognized.

During 1999, the Bank sold the majority of the held-to-maturity investment securities, with the remaining investments transferred to the available for sale portfolio to comply with SFAS 115. The sale and subsequent transfer was effected by a change of the investment policy of the Bank's management.

Included in shareholders equity at December 31, 1999, and 1998, are$877,999 of net unrealized losses (net of$536,865 estimated tax expense), and$3,002 of net unrealized gains (net of$2,174 estimated tax benefit) in investment securities available-for-sale.

Securities having a carrying value of$81,701,686 and$7,371,447 and a market value of$81,236,888 and$7,575,088 at December 31, 1999 and 1998, respectively, were pledged to secure treasury, tax and loan items and public monies, as required by law, and for other purposes.


Note #3 - Loans

The composition of the loan portfolio at December 31, 1999 and 1998, was as follows:

                         BUSINESS BANK OF CALIFORNIA

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998

                                                     1999               1998
                                                --------------     --------------
Real estate                                     $  77,477,402      $  68,780,116
Commercial                                         29,249,502         28,779,850
Installment                                         7,514,696          5,901,765
All other (including overdrafts)                    1,246,097          1,086,583
                                                --------------     --------------
                                                  115,487,697        104,548,314
Less: Unearned income                                (794,338)          (674,560)
                                                --------------     --------------
          Loans, Net of Unearned Income         $ 114,693,359      $ 103,873,754
                                                ==============     ==============
Loans held-for-sale                             $   1,689,783      $   2,030,555
                                                ==============     ==============

                         BUSINESS BANK OF CALIFORNIA

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998

Note #3 - Loans, Continued

At December 31, 1999 and 1998, the Bank had loans amounting to approximately$477,000 and $809,000, respectively, that were specifically classified as impaired. The allowance for loan losses related to impaired loans amounted to approximately$141,000 and$116,000 at December 31, 1999 and 1998, respectively. Average recorded investment in impaired loans amounted to approximately $842,000 and$674,000 during 1999 and 1998, respectively. The following is a summary of cash receipts on these loans and how they were applied in 1999 and 1998:

                                                          1999        1998
                                                       ----------- ----------
Cash receipts applied to reduce principal balance       $ 147,953   $ 30,226
Cash receipts recognized as interest income                 1,717     24,861
                                                       ----------- ----------
              Total Cash Receipts                       $ 149,670   $ 55,087
                                                       =========== ==========

At December 31, 1999 and 1998, the Bank had approximately$7,000 and$0, respectively in loans past due 90 days or more in interest or principal and still accruing interest.

Note #4 - Allowance for Loan Losses

Transactions in the allowance for loan losses are summarized as follows:

                                                           1999       1998
                                                       ----------- -----------
Balance, Beginning of Year                             $ 1,439,308 $ 1,773,389
Provision charged to expense                               180,000     150,000
Loans charged-off                                         (562,481)   (634,599)
Recoveries                                                 184,906     150,518
                                                       ----------- -----------
Balance, End of Year                                   $ 1,241,733 $ 1,439,308
                                                       =========== ===========

                         BUSINESS BANK OF CALIFORNIA

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998

Note #5 - Transactions with Related Parties

In the ordinary course of business, the Bank has granted loans to, and accepted deposits from, certain directors, officers, principal shareholders and the companies with which they are associated. All such loans and deposits were made under terms which are consistent with the Bank's normal lending and deposit policies.

An analysis of the activity with respect to aggregate loans to related parties during 1999 and 1998 is as follows:

                                                           1999       1998
                                                       ----------- -----------
Outstanding Balance, beginning of year                 $ 1,119,866 $ 1,316,932
Credit granted, including renewals                       2,695,226     946,261
Repayments                                                (974,883) (1,143,327)
                                                       ----------- -----------
Outstanding Balance, end of year                       $ 2,840,209 $ 1,119,866
                                                       =========== ===========

Undisbursed loan amounts to related parties amounted 1,61,202,387 at December 31, and 1999 and 1998, respectively.

At December 31, 1999, the Bank held deposits from related parties of 5,757,537.


Note #6 - Bank Premises and Equipment

Major classifications of bank premises and equipment are summarized as follows:

                                                           1999       1998
                                                       ----------- -----------
Buildings and improvements                             $ 2,831,799 $ 2,793,306
Furniture, equipment, and software                       3,681,696   3,558,561
                                                       ----------- -----------
                                                         6,513,495   6,351,867
Less: accumulated depreciation and amortization         (3,470,710) (3,163,364)
                                                       ----------- -----------
                                                         3,042,785   3,188,503
Land                                                       842,334     802,334
                                                       ----------- -----------
                                                       $ 3,885,119 $ 3,990,837
                                                       =========== ===========

                         BUSINESS BANK OF CALIFORNIA

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998


Note #7 - Other Assets

The following is a composition of other assets for the years ended December 31:

                                                           1999       1998
                                                       ----------- -----------
Cash surrender value of life insurance                 $   799,673 $   762,333
Core deposit intangibles                                 1,097,356   1,227,515
Investment in unconsolidated affiliate                     157,229     473,407
Goodwill                                                 1,138,215   1,294,998
Prepaid expenses                                           610,081     260,495
Other                                                      607,031     292,672
                                                       ----------- -----------
                                                       $ 4,409,585 $ 4,311,420
                                                       =========== ===========

On November 27, 1998, the Bank acquired a forty-nine percent equity investment in Financial Data Solutions, Inc., an affiliate which provides a variety of data processing services to the financial services industry. Southwest Community Bank (Escondido, CA) owns a fifty-one percent majority interest. This investment, which is accounted for using the equity method, amounted to$157,229 at December 31, 1999. The condensed results of operations and financial position of Financial Data Solutions, Inc. at December 31, 1999, are summarized as follows:

Condensed Results of Operations
     Revenues                                                      $   381,200
     Expenses                                                       (1,035,143)
                                                                   -----------
     Net loss                                                      $  (653,943)
                                                                   ===========
Condensed Financial Position
     Total assets                                                  $ 1,116,918
     Total liabilities                                                 796,043

Note #8 - Income Taxes

The provision for income taxes is comprised of the following current and deferred amounts:

                         BUSINESS BANK OF CALIFORNIA

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998

                                                           1999       1998
                                                       ----------- -----------
Federal Income Tax
     Current                                           $   714,270 $   925,800
     Deferred                                             (174,739)    (22,922)
                                                       ----------- -----------
                                                           539,531     902,878
                                                       ----------- -----------
State Franchise Tax
     Current                                               305,729     331,050
     Deferred                                               (4,233)     20,582
                                                       ----------- -----------
                                                           301,496     351,632
                                                       ----------- -----------
Total                                                  $   841,027 $ 1,254,510
                                                       =========== ===========

                         BUSINESS BANK OF CALIFORNIA

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998

Note #8 - Income Taxes, Continued

Deferred tax expense/(credits) result from timing differences in the recognition of revenues and expenses for tax and financial statement purposes. The sources of these differences and the tax effect of each are as follows:

                                                                           1999                              1998
                                                              ------------------------------     ---------------------------
                                                                Federal              State        Federal             State
                                                              ----------           ---------     ---------         ---------
Tax effect of
    Revenue and expenses recognized on a
     different basis for book than for tax
     purposes                                                  $ (233,375)          $ (23,490)    $ (75,995)        $  3,661
    Depreciation and amortization computed
     differently on tax returns than for
     financial statements                                          (8,540)             (2,160)      (43,179)         (13,766)
    Provision for loan loss deduction in tax
     return less than amount charged for
     financial statement purposes                                  67,176              21,417        96,252           30,687
                                                               ----------           ---------     ---------         --------
             Total                                             $ (174,739)          $  (4,233)    $ (22,922)        $ 20,582
                                                               ==========           =========     =========         ========

As a result of the following items, the total tax expense for 1999 and 1998, was different than the amount computed by applying the statutory U.S. Federal income tax rate to income before taxes and extraordinary item:

                                                               1999                          1998
                                                --------------------------------   ---------------------------
                                                                      Percent of                    Percent of
                                                                        Pretax                         Pretax
                                                   Amount               Income        Amount           Income
                                                   ------               ------        ------           ------
Federal rate                                    $  945,653               34.0 %    $1,057,889           34.0 %
Changes due to State Franchise tax,
net of Federal tax benefit                         198,987                7.1         232,077            7.5
   Exempt interest                                (172,380)              (6.2)        (60,796)          (2.0)
   Other                                          (131,233)              (4.7)         25,340            0.8
                                                ----------             ------      ----------          -----
                                                $  841,027               30.2 %    $1,254,510           40.3 %
                                                ==========             ======      ==========          =====

                         BUSINESS BANK OF CALIFORNIA

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998


Note #8 - Income Taxes, Continued

Net deferred tax assets are determined from the following cumulative timing differences between book and tax return recognition as of December 31, 1999 and 1998:

                                                           1999          1998
                                                        ----------    --------
Deferred Tax Assets
   Allowance for loan losses                            $   84,000    $ 171,000
   Other real estate                                        83,000      130,000
   Deferred income                                         327,000      278,000
   State Taxes                                               3,000      117,000
   Accruals not currently deductible                        38,000      149,000
   Other                                                     4,000       23,000
   Valuation allowance for investment securities           536,000       41,000
                                                        ----------    ---------
                                                         1,075,000      909,000
        Less: Valuation reserve                           (350,000)    (450,000)
                                                        ----------    ---------
                                                           725,000      459,000
Deferred Tax Liabilities
   Fixed assets                                            (22,000)     (82,000)
                                                        ----------    ---------
        Net Deferred Tax Assets                         $  703,000    $ 377,000
                                                        ----------    ---------

The valuation allowance is an amount which, in management's judgment, is less than likely of subsequent realization. The balance decreased during 1999 by $100,000 due to recognition of such tax benefits as a result of continued earnings reported by the Bank.

Note #9 - Federal Home Loan Bank (FHLB) Advances and Other Borrowings

Pursuant to collateral agreements with the FHLB, advances are secured by all capital stock in the FHLB and certain mortgage-backed securities. FHLB advances of $18,200,000 at December 31, 1999 mature in 2000 and bear interest at a weighted-average rate of 6.1 percent.

                         BUSINESS BANK OF CALIFORNIA

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998


Note #10 - Commitments and Contingencies

The Bank leases from nonaffiliates the land on which a branch building is located through September 30, 2002, with options to extend the lease to 2022. The lease rate is subject to adjustment proportional to changes in the consumer price index. However, the monthly rate shall not fall below $2,200. The Bank has also entered into leases for two additional branch buildings. The future minimum annual rental payments (excluding property taxes and insurance) under these leases are as follows at December 31, 1999:

   Year Ending
  December 31,                                                      Amount
  ------------                                                    ----------
     2000                                                         $  222,948
     2001                                                            210,474
     2002                                                            192,671
     2003                                                            201,010
     2004                                                            189,904
   Thereafter                                                        831,113
                                                                  ----------
     Total                                                        $1,848,120
                                                                  ==========

The above information is given for the existing lease commitments and is not a forecast of future rental expense. The total rental expenditure by the Bank was $198,596 and $185,162 for 1999 and 1998, respectively.

The Bank is involved in various litigation. In the opinion of Management and the Bank's legal counsel, the disposition of the litigation pending will not have a material effect on the Bank's financial statements.

In the normal course of business, the Bank is a party to financial instruments with off-balance-sheet risk. These financial instruments include commitments to extend credit and standby letters of credit. To varying degrees, these instruments involve elements of credit and interest rate risk in excess of the amount recognized in the balance sheets. The Bank's exposure to credit loss in the event of non-performance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. At December 31, 1999, the Bank had commitments to extend credit of approximately $45,592,000 including standby letters of credit of approximately $1,521,000.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, income-producing commercial properties, residential properties and properties under construction.

                         BUSINESS BANK OF CALIFORNIA

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998


Note #10 - Commitments and Contingencies, Continued

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

Note #11 - Stock Split

On July 21, 1999, the Board of Directors approved a five-for-four stock split of its common stock. For purposes of calculating earnings per share, the stock split has been applied retroactively.

Note #12 - Stock Option Plan

The Bank's incentive stock option and nonqualified plan ratified by the stockholders in 1994 and amended in 1997 provides for issuance of up to 612,956 shares (after giving retroactive effect for a five-for-four stock split in 1999 and a 20% stock dividend in 1996) of the Bank's unissued common stock to be granted to certain officers, key employees and directors at prices not less than the fair market value of such shares at the dates of grant, with an option's maximum term as ten years.

The Bank applies APB Opinion No. 25 and related interpretations in accounting for its plan. Accordingly, no compensation cost has been recognized for its stock option plan. Had compensation costs for the plan been determined based on the fair value at the grant dates consistent with the method of SFAS 123, net income for 1998 would have been reduced by $77,826, net of taxes, resulting in earnings per share of $.95 and dilutive earnings per share of $.93. In 1998, net income would have been reduced by $34,797, net of taxes, resulting in earnings per share of $.95 and dilutive earnings per share of $.91.

                         BUSINESS BANK OF CALIFORNIA

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998


Note #12 - Stock Option Plan,Continued

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for 1999 and 1998, respectively; risk-free rates of 6.58% and 4.63%, dividend yield of zero percent for all years, volatility of 35% and 35%, and expected life of seven years for all years.

A summary of the status of the Bank's stock option plan as of December 31, 1999 and 1998, and changes during the years ending on those dates is presented below:

                                                         1999                                         1998
                                            ---------------------------------------  -------------------------------------
                                               Number of Shares        Weighted             Number of Shares      Weighted
                                            -------------------                      ----------------------
                                            Available                  Average       Available                    Average
                                              For                      Exercise        For                        Exercise
                                            Granting    Outstanding     Price        Granting     Outstanding       Price
                                            --------    -----------     -----        --------     -----------      ------

Outstanding, beginning of year               247,070      365,886      $  8.55        277,949      451,878        $  7.01
Granted                                      (26,875)      26,875      $  8.64        (89,375)      89,375        $ 11.06
Exercised                                      -          (13,664)     $  5.68          -         (116,871)       $  8.80
Cancelled                                      4,875       (4,875)     $  8.73         58,496      (58,496)       $  6.59
                                             -------      -------                     -------     --------
Outstanding, end of year                     225,070      374,222      $  8.77        247,070      365,886        $  8.55
                                             =======      =======                     =======     ========
Options exercisable at year-end                           210,839                                  218,786
Weighted-average fair value of
options granted during the year                              3.12                                     2.98

                                   Options Outstanding                           Options Exercisable
                          --------------------------------------------      ----------------------------
                                                              Weighted
       Range of              Number        Average            Average          Number
       Exercise           Outstanding       Life In           Exercise      Outstanding          Average
         Price              12/31/99        Years               Price         12/31/99            Price
   ------------           -----------     ---------         ----------      -----------         --------
   $  5.56-5.67                24,271          4.62         $     5.63           24,271             5.63
   $       7.80                36,000          6.77         $     7.80           20,160             6.77
   $  7.90-9.20               198,326          7.54         $     8.75          147,158             8.77
   $10.80-11.20                88,750          8.39         $    11.07           19,250            11.05
   $ 9.75-10.20                26,875          9.70         $     8.64                -                -
                          -----------                                       -----------
                              374,222          7.63         $     9.09          210,839             8.53
                          ===========                                       ===========

                          BUSINESS BANK OF CALIFORNIA

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998


Note #12 - Stock Option Plan,Continued

                                   Options Outstanding                        Options Exercisable
                       --------------------------------                 -----------------------------
                                                             Weighted
     Range of             Number               Average       Average        Number
     Exercise           Outstanding             Life in      Exercise     Outstanding        Average
      Price              12/31/98               Years         Price         12/31/98          Price
------------           ----------            --------       ---------     -----------      ---------
$  5.21-5.56              18,864                3.68          5.34            18,864       $  5.34
$       5.66              17,075                6.85          5.66            17,075       $  5.66
$  7.80-7.90              69,757                7.99          7.85            48,157       $  7.86
$  8.40-9.20             170,815                8.61          8.90           132,565       $  9.05
$10.80-11.20              89,375                9.39         11.06             2,125       $ 10.86
                      ----------                                           ---------
                         365,886                8.34          7.50           218,786       $  8.22
                      ==========                                           =========

Note #13 - Other Operating Expenses

The following is a composition of other operating expenses for the years ended December 31:

                                                 1999               1998
                                             ----------         ----------
Advertising and promotion                    $  285,940         $  242,090
Insurance and assessments                       123,959            118,139
Data processing                                 682,773            406,498
Stationery and supplies                         290,847            266,282
Professional                                    439,670            352,989
Office                                          426,772            420,289
Administrative                                  783,485            722,370
Other real estate owned                         109,013            194,898
Other                                           633,340            603,190
                                             ----------         ----------
                                             $3,775,799         $3,326,745
                                             ==========         ==========

Note #14 - Deferred Directors' Fees

The Bank offers an option to its directors whereby they may choose to defer all or part of their fees into a market rate time certificate of deposit on their behalf. The Bank has no additional commitment or funding requirement for this arrangement.

                          BUSINESS BANK OF CALIFORNIA

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998


Note #15 - Earnings Per Share

The following is a reconciliation of net income and shares outstanding to the income and number of shares used to compute EPS:

                                                                   1999                                1998
                                                   --------------------------------        -----------------------------
                                                       Income            Shares               Income           Shares
                                                   ------------        ------------        ------------      -----------
Net Income as Reported                             $  1,940,305                            $  1,856,928
Shares Outstanding at Year End                                            1,975,961                            1,948,969
Impact of Weighting Shares
  Purchased During the Year                                                 (20,287)                             (25,370)
                                                   ------------        ------------        ------------      -----------
      Used in Basic EPS                               1,940,305           1,955,674           1,856,928        1,923,599
Dilutive Effect of Outstanding
Stock Options                                                                41,592                               78,808
                                                   ------------        ------------        ------------      -----------
      Used in Dilutive EPS                         $  1,940,305           1,997,266        $  1,856,928        2,002,407
                                                   ============        ============        ============      ===========

Note #16 - Profit Sharing Plan

In 1990 the Bank sponsored a defined contribution section 401(K) profit sharing plan that covers all eligible employees. In 1999, contributions to the plan were based upon an amount equal to 50% of each participant's eligible contribution for the plan year not to exceed 6% of the employee's compensation. Future contributions are at the discretion of management and the board of directors. The Bank contributed$106,918 and$111,346 to the Plan for 1999 and 1998, respectively.

Note #17 - Other Real Estate Owned

As discussed in Note #1L, Other Real Estate Owned is carried at the lesser of the outstanding loan balance or estimated fair value of the real estate less selling costs. An analysis of the transactions for the years ended December 31 is as follows:

                                                      1999              1998
                                                  -----------       -----------
Balance, Beginning of Year                        $ 1,068,987       $ 1,359,575
Additions                                             560,586           577,720
Sales                                                (554,990)         (590,149)
Valuation adjustment and other reductions             (38,356)         (278,159)
                                                  -----------       -----------
Balance, End of Year                              $ 1,036,227       $ 1,068,987
                                                  ===========       ===========

                          BUSINESS BANK OF CALIFORNIA

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998


Note #18 - Reserve for Losses on Other Real Estate Owned

Transactions in the reserve for other real estate owned are summarized for the years ended December 31:

                                                1999             1998
                                           ----------       ----------
Balance, Beginning of Year                 $  317,389       $  305,797
Provision charged to other expense             38,356          278,159
Charge-offs and other reductions             (152,049)        (266,567)
                                           ----------       ----------
Balance, End of Year                       $  203,696       $  317,389
                                           ==========       ==========

Note #19 - Regulatory Matters

A. Capital Requirements
   --------------------

   The Bank is subject to various regulatory capital requirements administered by Federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

   Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital to average assets (as defined). Management believes, as of December 31, 1999, that the Bank exceeds all capital adequacy requirements to which it is subject.

                          BUSINESS BANK OF CALIFORNIA

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998



Note #19 - Regulatory Matters, Continued

    As of October 18, 1999, the most recent notification from the Federal Deposit Insurance Corporation (FDIC) categorized the Bank as well capitalized under the regulatory framework for prompt corrective action (there are no conditions or events since that notification that management believes have changed the Bank's category). To be categorized as well capitalized, the Bank must maintain minimum ratios as set forth in the table below. The following table also sets forth the Bank's actual capital amounts and ratios (dollar amounts in thousands):

                                                                                         Amount of Capital Required
                                                                              ----------------------------------------------
                                                                                To Be Adequately               To Be
                                                       Actual Capital             Capitalized            Well Capitalized
                                                    -------------------       --------------------      --------------------
                                                    Amount        Ratio       Amount         Ratio      Amount        Ratio
                                                    ------        -----       ------         -----      ------        ------
As of December 31, 1999
Total capital to risk-weighted assets             $ 18,490        12.2%     $ 12,095         8.0%     $ 15,118        10.0%
Tier 1 capital to risk-weighted assets              17,248        11.4%        6,047         4.0%        9,071         6.0%
Tier 1 capital to average assets                    17,248         7.8%        8,793         4.0%       10,991         5.0%

As of December 31, 1998
Total capital to risk-weighted assets             $ 15,921        12.2%     $ 10,425         8.0%     $ 13,031        10.0%
Tier 1 capital to risk-weighted assets              14,482        11.1%        5,212         4.0%        7,819         6.0%
Tier 1 capital to average assets                    14,482         8.3%        6,994         4.0%        6,516         5.0%

B. Dividend Restrictions
   ---------------------

   The FDIC and the Federal Reserve Board have established guidelines with respect to the maintenance of appropriate levels of capital by banks under their jurisdiction. Compliance with the standards set forth in such guidelines limits the amount of dividends which the Bank may pay.

C. Reserve Requirements
   --------------------

   Banking regulations require that all banks maintain a percentage of their deposits as reserves in cash or on deposit with the Federal Reserve Bank. The Bank complied with the reserve requirements as of December 31, 1999 and 1998. The amount of reserves on deposit with the Federal Reserve Bank was $3.0 million and $3.2 million at December 31, 1999 & 1998 respectively.

                          BUSINESS BANK OF CALIFORNIA

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998

Note #20 - Servicing Assets

A summary of the changes in servicing assets follows:

                                                       1999          1998
                                                     --------      --------
Balance, Beginning of Year                           $ 65,958      $ 17,946
Increase from loan sales                               39,276        53,156
Amortization and other decreases charged to income    (29,282)       (5,144)
                                                     --------      --------
Balance, End of Year                                 $ 75,952      $ 65,958
                                                     ========      ========

The estimated fair value of the servicing assets aggregated $74,956 at December 31, 1999. Fair value is estimated by discounting estimated future cash flows from the servicing assets using discount rates that approximate current market rates over the expected lives of the loans being serviced.

For purposes of measuring impairment, the Bank has identified each servicing asset with the underlying loan being serviced. A direct write down is recorded where the fair value is below the carrying amount of a specific servicing asset. The amount of loans being serviced by the Bank for the benefit of others amounted to $27,581,462 and $16,828,844 for the years ended December 31, 1999 and December 31, 1998, respectively.

Note #21 - Salary Continuation Plan

On December 4, 1997, Business Bank of California acquired all of the assets and liabilities of High Desert National Bank. As a result of the acquisition, the Bank has a salary continuation plan for certain key management personnel. The plan provides for payments for thirteen years commencing within one month upon reaching age 69 or death. The salary continuation expense was $33,082 (net of tax) for the year ended December 31, 1999. The Bank is committed to pay$520,000, (on a future value basis) over the pay-out periods on the plan.

Note #22 - Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bank.

                          BUSINESS BANK OF CALIFORNIA

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998


Note #22 - Fair Value of Financial Instruments, Continued

The following table presents the carrying amounts and fair values of financial instruments at December 31, 1999 and 1998. SFAS 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

                                                                  1999                                      1998
                                                ----------------------------------------       ---------------------------------
                                                    Carrying                                      Carrying
                                                    Amount                  Fair Value            Amount             Fair Value
                                                --------------             -------------       -------------       -------------
Assets
   Cash and cash equivalents                    $   13,971,280             $  13,971,280       $  39,888,860       $  39,888,860
   Investment securities                            84,506,243                84,496,667          27,539,502          27,756,844
   Loans                                           115,141,409               114,628,996         104,465,001         105,735,793
   Accrued interest receivable                       1,440,602                 1,440,602             813,071             813,071
   CSV of Life Insurance                               799,673                   799,673             762,333             762,333

Liabilities
   Non-interest bearing deposits                $   74,533,528             $  74,533,528       $  67,614,024       $  67,611,959
   Interest bearing deposits                       112,274,438               111,707,348          96,228,621          96,203,483
   Accrued interest payable                            387,290                   387,290             408,713             408,713
   Other borrowings                                 18,200,000                18,200,000                   -                   -

                                                    Notional                  Cost to Cede        Notional            Cost to Cede
                                                     Amount                    or Assume           Amount              or Assume
                                                --------------             -------------       -------------       -------------
Off-balance Sheet Instruments
   Commitments to extend credit
    and standby letters of credit               $   45,592,000             $     455,920          35,397,000             353,970

The following methods and assumptions were used by the Bank in estimating fair value disclosures:

 .  Cash and Cash Equivalents
   -------------------------

   The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values due to the short-term nature of the assets.

 .  Investment Securities
   ---------------------

   Fair values are based upon quoted market prices, where available.

                          BUSINESS BANK OF CALIFORNIA

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998


Note #22 - Fair Value of Financial Instruments, Continued

 .  Loans
   -----

   For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans (for example, fixed rate commercial real estate and rental property mortgage loans and commercial and industrial loans) are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. The carrying amount of accrued interest receivable approximates its fair value.

 .  Cash Surrender Value of Life Insurance
   --------------------------------------

   The cash surrender value of life insurance is the value of the policy receivable net of surrender charges.

 .  Deposits
   --------

   The fair values disclosed for demand deposits (for example, interest-bearing checking accounts and passbook accounts) are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits. The carrying amount of accrued interest payable approximates fair value.

 . Off-balance Sheet Instruments
   -----------------------------

   Fair values of loan commitments and financial guarantees are based upon fees currently charged to enter similar agreements, taking into account the remaining terms of the agreement and the counterparties' credit standing.

Note #23 - Subsequent Events

On January 26, 2000, the Bank invested an additional $245,000 in an unconsolidated affiliate, Financial Data Solutions, Inc. (Footnote #7).

On January 21, 2000, all of the outstanding stock of the Bank was acquired by a newly formed bank holding company, Business Bancorp (the "Bancorp") in a statutory merger.

In March of 2000, Business Bancorp issued $10,000,000 in trust preferred securities with a maturity date of March 8, 2030, bearing interest at 10 7/8% and callable by the Bancorp in 2010.

The Bank has agreed in principle with another bank to acquire it for cash. On April 4, 2000, the Company and Valley Merchants Bank (VMB), entered into an agreement and Plan of Merger. At the effective time of Consolidation, each share of common stock of VMB, shall be converted into the right to

                          BUSINESS BANK OF CALIFORNIA

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998


receive $22.69 per share in cash. The total amount of consideration is approximately $12.2 million. The transaction is subject to shareholder and regulatory approval.



 This statement has not been reviewed, or confirmed for accuracy or relevance, by the Federal Deposit Insurance Corporation.

                               BUSINESS BANCORP
                                BALANCE SHEETS
                      June 30, 2000 AND DECEMBER 31, 1999

                                    Assets

                                                                (unaudited)           (audited)             (unaudited)
                                                                  June 30,           December 31,             June 30,
                                                                   2000                 1999                   1999
                                                               ------------         ------------           ------------
Cash and due from banks                                        $ 20,195,331         $ 13,971,280           $ 20,299,596
Federal funds sold                                                        -                    -             14,036,816
                                                               ------------         ------------           ------------
          Cash and Cash Equivalents                              20,195,331           13,971,280             34,336,412
Investment securities
     Available-for-sale                                          87,743,933           82,294,167             43,123,127
     Held-to-maturity                                             1,008,724            1,012,076              5,708,590
Federal Home Loan Bank stock, at cost                             1,735,000            1,200,000                      -
Loans held for sale                                               6,755,243            1,689,783              1,927,797
Loans, net of unearned income                                   127,495,328          114,693,359            102,190,255
          Less allowance for loan losses                         (1,233,908)          (1,241,733)            (1,353,558)
                                                               ------------         ------------           ------------
          Net loans                                             133,016,663          115,141,409            102,764,494
Bank premises and equipment                                       4,384,443            3,885,119              3,925,163
Accrued interest receivable                                       1,670,007            1,440,602              1,018,307
Deferred tax asset                                                  610,463              703,000                671,249
Other real estate owned, net                                        527,772            1,036,227                991,787
Other assets                                                      4,550,529            4,409,585              4,771,596
                                                               ------------         ------------           ------------
          Total Assets                                         $255,442,865         $225,093,465           $197,310,725
                                                               ============         ============           ============

Liabilities
     Deposits
        Demand deposits                                          78,426,159           74,533,528             77,452,191
        NOW deposits                                             24,179,808           27,284,559             23,062,451
        Money market and savings deposits                        52,006,859           49,840,556             43,332,888
        Time deposits $100,000 and over                          16,564,278           15,274,884             13,362,635
        Other time deposits                                      21,376,553           19,874,439             20,517,563
                                                               ------------         ------------           ------------
          Total deposits                                        192,553,657          186,807,966            177,727,728
     Accrued interest and other liabilities                       1,902,096            1,404,086              1,617,489
     Company obligated mandatorily redeemable preferred
        securities of subsidiary trust holding solely junior
        subordinated debentures                                  10,000,000                    -                      -
     Borrowed funds                                              31,000,000           18,200,000                      -
                                                               ------------         ------------           ------------
                                                                235,455,753          206,412,052            179,345,217
                                                               ------------         ------------           ------------
Commitments and Contingencies

Stockholders' Equity

     Common Stock                                                 6,333,621            6,256,854              5,829,212
     Retained Earnings                                           14,380,153           13,302,558             12,599,722
     Accumulated other comprehensive income                        (726,662)            (877,999)              (463,426)
                                                               ------------         ------------           ------------
        Total Stockholders' Equity                               19,987,112           18,681,413             17,965,508
                                                               ------------         ------------           ------------
        Total Liabilities and Stockholders' Equity             $255,442,865         $225,093,465           $197,310,725
                                                               ============         ============           ============

                               BUSINESS BANCORP
                             STATEMENTS OF INCOME
           FOR THE SIX MONTHS ENDING JUNE 30, 2000 AND JUNE 30, 1999

                                                     (unaudited)                 (unaudited)
                                                        2000                        1999
                                                   --------------               -------------
Interest Income

      Interest and fees on loans                   $ 6,783,035                  $  5,328,518
      Interest on investment securities
         Taxable                                     2,189,956                       708,332
         Exempt from Federal taxes                     452,118                       225,706
      Interest on Federal funds sold                    24,427                       459,461
                                                   -----------                  ------------
                Total Interest Income                9,449,536                     6,722,017
                                                   -----------                  ------------
Interest Expense
      Interest on deposits
         NOW and Money Market accounts                 799,184                       567,993
         Savings                                       259,326                       255,393
         Time deposits over 100,000                    444,380                       282,508
         Other time deposits                           477,441                       474,479
      Trust preferred securities                       302,083                             -
      Other Borrowings                                 713,991                             -
                                                   -----------                  ------------
                Total Interest Expense               2,996,405                     1,580,373
                                                   -----------                  ------------
                Net Interest Income                  6,453,131                     5,141,644
Provision for Loan Losses                               80,000                       105,000
                                                   -----------                  ------------
                Net Interest Income After Provision
                for Loan Losses                      6,373,131                     5,036,644
                                                   -----------                  ------------
Other Income
      Service Fees                                   1,177,069                     1,125,241
      Gain on sale of SBA loans                         11,967                        97,703
      Gain on sale of other real estate owned          173,362                         6,988
      (Loss) gain on sale of investments                 1,592                        (4,481)
                                                   -----------                  ------------
                Total Other Income                   1,363,990                     1,225,451
                                                   -----------                  ------------
Other Expenses
      Salaries and employee benefits                 3,147,157                     2,535,624
      Occupancy, net                                   394,362                       360,903
      Furniture and equipment                          398,169                       377,346
      Other operating expenses                       2,287,055                     1,702,152
                                                   -----------                  ------------
                Total Other Expenses                 6,226,743                     4,976,025
                                                   -----------                  ------------
Income Before Income Taxes                           1,510,378                     1,286,070
                                                   -----------                  ------------
                                                   -----------                  ------------
Income Taxes                                           432,783                       360,090
                                                   -----------                  ------------
Net Income                                         $ 1,077,595                  $    925,980
                                                   ===========                  ============
Earnings Per Share
      Basic                                        $      0.54                  $       0.47
                                                   ===========                  ============
      Diluted                                      $      0.52                  $       0.45
                                                   ===========                  ============

                               BUSINESS BANCORP
                           STATEMENTS OF CASH FLOWS
                FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND 1999

                                                                                  2000                  1999
                                                                              ------------          ------------
Cash Flows From Operating Activities
   Net Income                                                                 $  1,077,595          $    925,980
   Adjustments to Reconcile Net Income to
    Net Cash Provided by Operating Activities
      Depreciation and amortization of premises and equipment                      330,796               305,048
      Amortization of intangibles                                                   71,887                83,038
      Provision for loan losses                                                     80,000               105,000
      Writedowns on other real estate owned                                         20,000                15,000
      Net loss/(gain) on sale of securities                                         (1,592)                4,464
      Net loss on sale of oreo                                                    (173,362)               20,094
      Net loss/(gain) on sale of assets                                            (17,900)              (13,315)
      Increase in accrued interest receivable                                     (229,405)             (205,236)
      (Increase)/decrease in deferred assets                                        92,537              (294,249)
      Net amortization/accretion of premiums/discounts
       on investment securities                                                    400,996               195,681
      (Increase)/decrease in other assets                                         (212,832)             (543,217)
      Increase/(decrease) in other liabilities                                     893,220               292,954
                                                                              ------------          ------------
              Net Cash Provided By Operating Activities                          2,331,940               891,242
                                                                              ------------          ------------

Cash Flows From Investing Activities
   Proceeds from maturities of available-for-sale securities                                           3,301,800
   Proceeds from maturities of held-to-maturity securities                                               340,000
   Purchase of investment securities available-for-sale                        (12,293,758)          (31,115,787)
   Purchase of investment securities held-to-maturity securities                                        (508,359)
   Proceeds from sales of securities                                             3,179,605               503,125
   Principal reduction of mortgage-backed securities                             3,024,462             5,325,861
   Net increase in FHLB stock                                                     (535,000)
   Net (increase)/decrease in loans to customers                               (18,058,089)            1,451,463
   Recoveries of loans previously written off                                      102,835                32,652
   Capital expenditures                                                           (831,858)             (288,175)
   Proceeds from sale of equipment                                                  19,639                62,116
   Proceeds from sale of other real estate owned                                   661,817               153,498
                                                                              ------------          ------------
              Net Cash Used In Investing Activities                            (24,730,347)          (20,741,806)
                                                                              ------------          ------------

Cash Flows From Financing Activities
   Net increase in demand deposits, NOW accounts,
    savings accounts, and money market deposits                                  2,954,183            12,893,119
   Net increase in certificates of deposit                                       2,791,508               991,964
   Net increase in FHLB borrowing                                               12,800,000
   Issuance of company obligated mandatorily
    redeemable preferred securities of subsidiary
    trust holding solely junior subordinated debentures                         10,000,000
   Stock options exercised, net of tax effect                                       76,767               413,033
                                                                              ------------          ------------
              Net Cash Provided By Financing Activities                         28,622,458            14,298,116
                                                                              ------------          ------------

Net (Decrease)/Increase in Cash and Cash Equivalents                             6,224,051            (5,552,448)
Cash and Cash Equivalents, Beginning of Year                                    13,971,280            39,888,860
                                                                              ------------          ------------
Cash and Cash Equivalents, End of Year                                        $ 20,195,331          $ 34,336,412
                                                                              ============          ============

Supplemental Disclosure of Cash Flows Information
   Cash paid for interest                                                     $  2,955,276          $  1,634,877
                                                                              ============          ============
   Cash paid for taxes                                                        $    380,196          $    329,932
                                                                              ============          ============

Non-Cash Investing Activities
   Net change in accumulated other comprehensive income                       $    151,337          $   (466,428)
                                                                              ============          ============
   Transfer from loans to OREO                                                           -          $    111,392
                                                                              ============          ============
   Origination of loans to facilitate OREO                                               -          $     76,800
                                                                              ============          ============

                          BUSINESS BANK OF CALIFORNIA
                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
  FOR THE SIX MONTHS ENDED AND YEAR ENDED JUNE 30, 2000 AND DECEMBER 31, 1999

                                                                                                                       Accumulated
                                                                                                                          Other
                                                         Number of                Compre-                    Compre-      Total
                                                          Shares      Common      hensive      Retained      hensive  Stockholders'
                                                        Outstanding    Stock       Income      Earnings       Income     Equity
                                                        -----------  ----------  ----------  -----------    --------- ------------
BUSINESS BANK OF CALIFORNIA
  Balance, December 31, 1998                             1,559,175   $5,726,269              $11,363,655    $   3,002  $17,092,926


    Stock options exercised                                 13,264       77,550                                             77,550
    Stock issued to 401-K Plan                              11,650      142,945                                            142,945
    Five-for-four stock split                              391,872
    Cash in lieu of fractional shares                                                             (1,402)                   (1,402)
    Tax effect of Directors' options exercised                          310,090                                            310,090
    Comprehensive Income
       Net income for the period                                                 $1,940,305    1,940,305                 1,940,305
       Unrealized security holding losses
          (net of 539,908 tax)                                                     (943,355)                 (943,355)    (943,355)
       Reclassification adjustment for realized losses
          (net of 35,687 tax benefit)                                                62,354                    62,354       62,354
                                                                                 ----------
       Total comprehensive income                                                $1,059,304
                                                        ----------   ----------  ==========  -----------    ---------  -----------
Balance, December 31, 1999                               1,975,961    6,256,854               13,302,558     (877,999)  18,681,413


    Stock issued to 401-K Plan                                  72          610                                                610
    Comprehensive Income
       Net income for the period                                                     34,053       34,053                    34,053
       Unrealized security holding gains
          (net of 173,823 tax)                                                     (369,375)                 (369,375)    (369,375)
                                                                                 ----------
       Total comprehensive income                                                $ (335,322)
                                                        ----------   ----------  ==========  -----------    ---------  -----------
  Balance, January 21, 2000                              1,976,033    6,257,464               13,336,611   (1,247,374)  18,346,701

REORGANIZATION TO BUSINESS BANCORP
  Balance, January 21, 2000                              1,976,033    6,257,464               13,336,611   (1,247,374)  18,346,701

    Stock options exercised                                  9,646       76,157                                             76,157
    Comprehensive Income
       Net income for the period                                                 $1,043,542    1,043,542                 1,043,542
       Unrealized security holding gains
          (net of 192,663 tax)                                                      520,712                   520,712      520,712
                                                                                 ----------
       Total comprehensive income                                                $1,564,254
                                                        ----------   ----------  ==========  -----------    ---------  -----------
  Balance, June 30, 2000                                 1,985,679   $6,333,621              $14,380,153    $(726,662) $19,987,112
                                                        ==========   ==========              ===========    =========  ===========

                               BUSINESS BANCORP
                     NOTES TO INTERIM FINANCIAL STATEMENTS
                                 JUNE 30, 2000


Note #1 - Investment in Affiliate
---------------------------------

On January 26, 2000, the Bank invested an additional $245,000 in an unconsolidated affiliate, Financial Data Solutions, Inc.

Note #2 - Issuance of Securities
--------------------------------

In March of 2000, the Company issued $10,000,000 in trust preferred securities with a maturity date of March 8, 2030, bearing interest at 10 7/8% and callable by the Company in 2010. The Company anticipates contributing to the Bank approximately $9 million of the approximately $9.7 million in net proceeds which it received from the sale of the Subordinated Debt Securities in order to fund the acquisition of Valley Merchants Bank ("VMB").

Note #3 - Acquisition Agreement
-------------------------------

On April 4, 2000, the Company and Valley Merchants Bank ("VMB"), entered into an Agreement and Plan of Merger, pursuant to which VMB will be merged with and into the Bank. The transaction is subject to receipt of shareholder and regulatory approval.

Note #4 -- Subsequent Events
----------------------------

On August 31, 2000 the merger of the Bank and Valley Merchants Bank was consummated. At the effective time of merger each share of common stock of VMB was converted into the right to receive $22.69 per share in cash. The total consideration paid for the acquisition of VMB was approximately $12.2 million.

An additional contribution of $147,000 was made by the Bank on August 17, 2000 to Financial Data Solutions, Inc.

                         Independent Auditors' Report

Board of Directors and Stockholders
Valley Merchants Bank
Hemet, California

We have audited the accompanying balance sheets of Valley Merchants Bank as of December 31, 1999 and 1998, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Valley Merchants Bank as of December 31, 1999 and 1998, and the results of its operations, changes in its stockholders' equity and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

Vavrinek, Trine, Day & Co., LLP

Rancho Cucamonga, California
January 21, 2000

                             VALLEY MERCHANTS BANK

                                BALANCE SHEETS

                          DECEMBER 31, 1999 AND 1998

                                    Assets

                                                                                             1999               1998
                                                                                      -----------------   -----------------
Cash and due from banks                                                               $    2,153,010      $    3,750,410
Federal funds sold                                                                         2,815,000           6,000,000
                                                                                      -----------------   -----------------
                 Total Cash and Cash Equivalents                                           4,968,010           9,750,410
Interest-bearing deposits in other financial institutions                                  5,944,000           5,844,000
Investment securities Held-to-maturity (Notes #1E and #2)                                  5,646,244           5,345,253
Federal Reserve Bank stock and other investments at cost                                     215,562             131,242
Loans, net of unearned income (Notes #1F and #3)                                          38,374,042          26,083,149
       Less reserve for possible loan losses (Notes #1G and #4)                             (264,025)           (239,519)
                                                                                      -----------------   -----------------
                                                                                          38,110,017          25,843,630
Bank premises and equipment (Notes #1H and #7)                                             1,477,719           1,508,518
Cash surrender value of life insurance (Note #11)                                            585,743             560,546
Accrued interest                                                                             344,869             162,922
Other assets                                                                                 115,086              72,241
                                                                                      -----------------   -----------------
                 Total Assets                                                         $   57,407,250       $  49,218,762
                                                                                      =================   =================
                     Liabilities and Stockholders' Equity
Liabilities
   Deposits
   Demand deposits                                                                        28,414,859          25,550,289
   Money market deposits                                                                   3,635,018           3,551,414
   Savings deposits                                                                        7,416,558           6,364,345
   Time deposits over 100,000 (Note #8)                                                    3,695,301           2,108,519
   Other time deposits (Note #8)                                                           7,228,342           5,989,916
                                                                                      -----------------   -----------------
                                                                                          50,390,078          43,564,483
 Accrued interest and other liabilities                                                      807,647             260,592
                                                                                      -----------------   -----------------
                 Total Liabilities                                                        51,197,725          43,825,075
                                                                                      -----------------   -----------------
Commitments and Contingencies (Note #9)                                                            -                   -

Stockholders' Equity
   Contributed capital
     Common stock - 4,000,000 shares authorized; 5 par value;
      487,359 and 455,546 shares issued and outstanding at
      December 31, 1999 and 1998, respectively                                             2,436,795           2,277,730
     Additional paid-in capital                                                            3,094,499           2,657,056
   Retained earnings                                                                         678,231             458,901
                                                                                      ----------------    -----------------
                 Total Stockholders' Equity                                                6,209,525           5,393,687
                                                                                      ----------------    -----------------
                 Total Liabilities and Stockholders' Equity                           $   57,407,250       $  49,218,762
                                                                                      ================    =================

The accompanying notes are an integral part of these financial statements.

                            VALLEY MERCHANTS BANK

                             STATEMENTS OF INCOME

                FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                              1999             1998
                                                                           -----------      -----------
Interest Income

   Interest and fees on loans (Note #1F)                                   $ 3,139,839      $ 2,433,458
   Investments (Note #1E)
     Corporate bonds, municipals, Federal Reserve stock                         83,832            8,928
     Securities                                                                235,370          162,956
   Deposits in other financial institutions                                    364,645          337,596
   Federal funds sold                                                          175,247          205,089
                                                                           -----------      -----------
                                                                             3,998,933        3,148,027
                                                                           -----------      -----------
Interest Expense
   Savings deposits                                                            321,517          303,829
   Time deposits over 100,000                                                  128,647           79,605
   Other time deposits                                                         290,554          245,641
                                                                           -----------      -----------
                                                                               740,718          629,075
                                                                           -----------      -----------
                 Net Interest Income                                         3,258,215        2,518,952

Provision for Loan Losses - (Notes #1G and #4)                                 (43,487)         (62,788)
                                                                           -----------      -----------
                 Net Interest Income After Provision
                  for Loan Losses                                            3,214,728        2,456,164
                                                                           -----------      -----------
Other Income
   Fees and service charges                                                    427,932          415,039
   Premiums and loan fees on SBA and other loans sold                          154,215           17,372
                                                                           -----------      -----------
                                                                               582,147          432,411
                                                                           -----------      -----------
Other Expenses
   Salaries and benefits                                                     1,421,942        1,216,119
   Occupancy                                                                   105,121          105,918
   Promotional                                                                  86,752           61,578
   Furniture, equipment and office                                             152,946          136,942
   Professional and data processing                                            181,663          191,744
   Office supplies and postage                                                 142,331          116,321
   Other operating costs                                                       327,945          289,652
   Loss on sale of OREO                                                                           8,221
                                                                           -----------      -----------
                                                                             2,418,700        2,126,495
                                                                           -----------      -----------

                 Income Before Income Taxes                                  1,378,175          762,080

Income Taxes (Note #13)                                                        560,914          260,801
                                                                           -----------      -----------

                 Net Income                                                $   817,261      $   501,279
                                                                           ===========      ===========
Earnings Per Share of Common Stock (Note #12)
   Basic                                                                   $      1.68      $      1.13
                                                                           ===========      ===========
   Diluted                                                                 $      1.59      $      1.03
                                                                           ===========      ===========

The accompanying notes are an integral part of these financial statements.

                             VALLEY MERCHANTS BANK

                 STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                           Number of                    Additional
                                            Shares         Common       Paid-In          Retained
                                          Outstanding      Stock        Capital           Earnings
                                          -----------    ----------    ----------         ---------
Balance, January 1, 1998                    371,979     $ 1,859,895     1,909,705        $  389,589
   Cash paid to stockholders
    in lieu of fractional shares
    on stock dividend                                                                        (1,306)
   Stock dividends paid                      25,712         128,560       302,116          (430,661)
   Stock options exercised                   57,855         289,275       445,235
   Net income                                                                               501,279
                                           --------      ----------    ----------        ----------
Balance, December 31, 1998                  455,546       2,277,730     2,657,056           458,901
   Cash paid to stockholders
    in lieu of fractional shares
    on stock dividend                                                                        (1,423)
   Stock dividends paid                      31,813         159,065       437,443          (596,508)
   Net income                                                                               817,261
                                           --------     -----------   -----------        ----------

Balance, December 31, 1999                  487,359     $ 2,436,795   $ 3,094,499        $  678,231
                                           ========     ===========   ===========        ==========


The accompanying notes are an integral part of these financial statements.

                            VALLEY MERCHANTS BANK

                           STATEMENTS OF CASH FLOWS

                FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                                      1999               1998
                                                                                  ------------       ------------
Cash Flows From Operating Activities

   Net Income                                                                          817,261            501,279
    Adjustments to reconcile net income to net
     cash provided by operating activities
       Depreciation and amortization                                                   117,563            112,454
       Provision for loan losses                                                        43,487             62,788
       Amortization of securities premium
         and accretion of discounts                                                     39,795             (1,535)
       (Increase)/decrease in accrued interest receivable                             (181,947)             8,661
       (Increase)/decrease in other assets                                             (42,845)            26,389
       Loss on sale of OREO                                                                                 8,221
       Increase/(decrease) in accrued interest and other liabilities                   547,055           (154,206)
                                                                                  ------------       ------------
              Net Cash Provided by Operating Activities                              1,340,369            564,051
                                                                                  ------------       ------------
Cash Flows From Investing Activities
   Net increase in interest-bearing deposits at
    other financial institutions                                                      (100,000)          (102,000)
   Purchase of other investments at cost                                               (85,788)
   Proceeds from principal reductions of other investments
       at cost                                                                           1,468              1,858
   Purchase of held-to-maturity securities                                          (4,161,528)        (6,340,389)
   Proceeds from maturities of held-to-maturity securities                           3,820,742          4,020,214
   Recoveries on loans previously charged off                                              900              3,829
   Net increase in loans to customers                                              (12,310,774)        (5,033,550)
   Proceeds from sale of OREO                                                                             372,518
   Capital expenditures                                                                (86,764)          (209,461)
   Increase in cash surrender value of life insurance                                  (25,197)           (21,855)
                                                                                  ------------       ------------
              Net Cash Used in Investing Activities                                (12,946,941)        (7,308,836)
                                                                                  ------------       ------------
Cash Flows From Financing Activities
   Net increase in dem and deposits, savings
    and NOW accounts                                                                 6,825,595         10,776,553
   Cash paid in lieu of fractional shares                                               (1,423)            (1,306)
   Stock options exercised                                                                                734,510
                                                                                  ------------       ------------
              Net Cash Provided by Financing Activities                              6,824,172         11,509,757
                                                                                  ------------       ------------

Net (Decrease)/Increase in Cash and Cash Equivalents                                (4,782,400)         4,764,972
Cash and Cash Equivalents, Beginning of period                                       9,750,410          4,985,438
                                                                                  ------------       ------------

Cash and Cash Equivalents, End of period                                             4,968,010          9,750,410
                                                                                  ============       ============

Supplemental Cash Flow Information
   Interest paid                                                                       692,525            620,539
                                                                                  ============       ============
   Income taxes paid                                                                   133,800            238,850
                                                                                  ============       ============

The accompanying notes are an integral part of these financial statements.

                            VALLEY MERCHANTS BANK

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998


Note #1 - Summary of Significant Accounting Policies

The accounting policies of Valley Merchants Bank conform to generally accepted accounting principles and to general practices within the banking industry. A summary of the Bank's significant accounting and reporting policies consistently applied in the preparation of the accompanying financial statements follows.

A.  Nature of Operations
    --------------------

    The Bank has been organized as a single operating segment and operates one branch in Hemet, California, one loan production office in Anaheim, California and another loan production office in Corona, California. The Bank's primary source of revenue is interest income from providing loans to customers, who are predominately small and middle-market business and individuals.

B.  Use of Estimates
    ----------------

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

    Estimates that are particularly susceptible to change relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties.

C.  Cash and Cash Equivalents
    -------------------------

    For purposes of reporting cash flows, cash and cash equivalents include cash, due from banks and federal funds sold. Generally, federal funds are sold for one day periods.

D.  Cash and Due From Banks
    -----------------------

    Banking regulations require that all banks maintain a percentage of their deposits as reserves in cash or on deposit with the Federal Reserve Bank. The Bank complied with the reserve requirements as of December 31, 1999.

    The Bank maintains amounts due from banks that exceed federally insured limits. The Bank has not experienced any losses in such accounts.

                            VALLEY MERCHANTS BANK

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998



Note #1 - Summary of Significant Accounting Policies, Continued

E.  Investment Securities
    ---------------------

    In accordance with Statement of Financial Accounting Standards ("SFAS") No. 115"Accounting for Certain Investments in Debt and Equity Securities," which addressed the accounting for investments in equity securities that have readily determinable fair values and for investments in all debt securities, securities are classified in three categories and accounted for as follows: debt and equity securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and are measured at amortized cost; debt and equity securities bought and held principally for the purpose of selling in the near term are classified as trading securities and are measured at fair value with unrealized gains and losses included earnings; debt and equity securities not classified as either held-to- maturity or trading securities are deemed as available-for-sale and are measured at fair value, with unrealized gains and losses, net of applicable taxes, reported in separate component of stockholders' equity. Gain or losses on sales of investments securities are determined on the specific method. Premiums and discounts are amortized or accreted using the interest method over the expected lives of the related securities.

F.  Loans and Interest on Loans
    ---------------------------

    SFAS No. 114, (as amended by SFAS No. 118),"Accounting by Creditors for Impairment of a Loan," generally requires those loans identified as "impaired" to be measured on the present value of expected future cash flows discounted at the loan's effective interest rate, except that as a practical expedient, a creditor may measure impairment based on a loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. A loan is impaired when it is probable the creditor will not be able to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement.

    Loans are stated at unpaid principal balances, less the reserve for possible loan losses and net deferred loan fees and unearned discounts. The Bank recognizes loan origination fees to the extent they represent reimbursement for initial direct costs, as income at the time of loan boarding. The excess of fees over costs, if any, is deferred and credited to income over the term of the loan.

    In accordance with SFAS No. 114, (as amended by SFAS No. 118),"Accounting by Creditors for Impairment of a Loan," those loans identified as "impaired" are measured on the present value of expected future cash flows, discounted at the loan's effective interest rate or the fair value of the collateral if the oan is collateral dependent. A loan is impaired when it is probable the creditors will not be able to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement.

    Loans are placed on nonaccrual when a loan is specifically determined to be impaired or when principal or interest is delinquent for 90 days or more. Any unpaid interest previously accrued on those loans is reversed from income. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance.

    All loans on nonaccural are measured for impairment. The Bank applies the measurement provisions of SFAS No. 114 to all loans in its portfolio. All loans are generally charged off at such time the loan is classified loss.

                             VALLEY MERCHANTS BANK

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998

Note #1 - Summary of Significant Accounting Policies, Continued

G.  Provision and Reserve for Possible Loan Losses
    ----------------------------------------------

    The reserve for possible loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the reserve is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. Reserves for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. The reserve is increased by a provision for loan losses, which is charged to expense and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses.

H.  Premises and Equipment
    ----------------------

    Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives, which ranges from three to ten years for furniture and fixtures and forty years for buildings. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the improvements or the remaining lease term, whichever is shorter. Expenditures for betterments or major repairs are capitalized and those for ordinary repairs and maintenance are charged to operations as incurred. Depreciation expense was$117,563 and$112,454 for the years ended December 31, 1999 and 1998, respectively.

I.  Income Taxes
    ------------

    Provisions for income taxes are based on amounts reported in the statements of income (after exclusion of non-taxable income such as interest on state and municipal securities) and include deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred taxes are computed on the liability method as prescribed in SFAS No. 109, "Accounting for Income Taxes".

J.  Other Comprehensive Income
    --------------------------

    Beginning in 1998, the Bank adopted SFAS No. 130,"Reporting Other Comprehensive Income," which requires the disclosure of comprehensive income and its components. As of December 31, 1999 and December 31, 1998 the Bank had no accumulated other comprehensive income.

                             VALLEY MERCHANTS BANK

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998


Note #1 - Summary of Significant Accounting Policies, Continued

K.  Loan Sales and Servicing
    ------------------------

    Gains and losses from the sale of participating interests in loans guaranteed by the Small Business Administration (SBA) are recognized based on the premium received or discount paid and the cost basis of the portion of the loan sold. The cost basis of the portion of the loan sold was arrived at by allocating the total cost of each loan between the guaranteed portion of the loan sold and the unguaranteed portion of the loan retained, based on their relative fair values. The book value allocated to the unguaranteed portion of the loan, if less than the principal amount, is recorded as a discount on the principal amount retained. The discount is accreted to income over the remaining life of the loan. The Bank retains the servicing on the portion of the loans sold and recognizes income on the servicing fees that are received.

L.  Other Real Estate Owned
    -----------------------

    Other real estate owned (OREO) represents real estate obtained through foreclosure. OREO is recorded at the lower of the Bank's cost or the asset's fair value less costs to sell. Any write-downs based on the asset's fair value at the date of acquisition are charged to the allowance for loan losses. After foreclosure, these assets are carried at the lower of their new cost basis or fair value less costs to sell. Costs incurred in maintaining OREO and subsequent write-downs to reflect declines in the fair value of the property are charged to current operations. The Bank had no OREO at December 31, 1999 and 1998.

M.  Earnings Per Share (EPS)
    ------------------------

    Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

N.  New Accounting Pronouncements
    -----------------------------

    In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS 133,"Accounting for Derivative Instruments and Hedging Activities". This Statement established accounting and reporting standards for derivative instruments and for hedging activities. This new standard was originally effective for 2000. In June 1999, the FASB issued SFAS No. 137,"Accounting for Derivatives Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133". This Statement established the effective date of SFAS 133 for 2001 and is not expected to have a material impact on the Bank's financial statements.

O.  Reclassifications
    -----------------

    Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

                             VALLEY MERCHANTS BANK

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998



Note #2 - Investment Securities

At December 31, 1999 and 1998, the investment securities portfolio was comprised of securities classified as held-to-maturity resulting in investment securities being carried at cost, adjusted for amortization of premiums and accretions of discounts.

The amortized cost and fair values of investment securities held-to-maturity at December 31, 1999, were:

                                                                  Gross         Gross
                                                 Amortized      Unrealized    Unrealized
                                                    Cost          Gains         Losses      Fair Value
                                                -----------     ----------    ----------    ----------
Obligations of U.S. government
 agencies and corporations                      $ 3,922,307           834        (74,531)     3,848,610
Obligations of state and
 political subdivisions                             101,236                       (4,658)        96,578
Corporate Bonds                                   1,622,701                      (47,861)     1,574,840
                                                -----------     ---------     ----------    -----------
                                                $ 5,646,244     $     834     $ (127,050)   $ 5,520,028
                                                ===========     =========     ==========    ===========

The amortized cost and fair values of investment securities held-to-maturity at December 31, 1998, were:

                                                                  Gross        Gross
                                               Amortized        Unrealized   Unrealized
                                                  Cost            Gains        Losses      Fair Value
                                             -------------     -----------   ----------    ----------
Obligations of U.S. government
 agencies and corporations                   $   5,236,779      $  13,877    $ (10,224)    $ 5,240,432
Corporate Bonds                                    108,474          1,503                      109,977
                                             -------------      ---------    ---------     -----------
                                             $   5,345,253      $  15,380    $ (10,224)    $ 5,350,409
                                             =============      =========    =========     ===========

                            VALLEY MERCHANTS BANK

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998



Note #2 - Investment Securities, Continued

The amortized cost and fair values of investment securities available-for-sale and held-to-maturity at December 31, 1999, by expected maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                    Securities
                                                 Held-to-Maturity
                                             -------------------------
                                             Amortized
                                               Cost         Fair Value
                                             ----------    -----------

Due within one year                          $  307,961    $  307,631
Due after one year through five years         4,963,291     4,843,925
Due after ten years                             374,992       368,472
                                             ----------    -----------
          Total Securities                   $5,646,244    $5,520,028
                                             ==========    ===========

Proceeds from maturities of investment securities held-to-maturity during 1999 and 1998 were $3,820,742 and$4,020,214, respectively. There were no gains or losses recognized for 1999 and 1998.

Securities with a carrying value of$1,098,405 and$549,282 and a fair value of$1,075,210 and $551,109 at December 31, 1999 and 1998, respectively, were pledged to secure public monies as required by law.

Note #3 - Loans

The composition of the Bank's loan portfolio at December 31, 1999, was as follows:

                                                1999              1998
                                            -----------       -----------

Commercial and industrial                   $ 4,713,288       $ 3,344,800
Real estate - construction                    4,287,780         3,239,456
Real estate - mortgage
     Commercial                              22,927,471        14,018,268
     Residential                              5,209,210         4,037,730
Loan to individuals for household, family
 and other personal expenditures              1,441,255         1,537,992
                                            -----------       -----------
                                             38,579,004        26,178,246
Unearned income on loans                       (204,962)          (95,097)
                                            -----------       -----------
          Loans, Net of Unearned Income     $38,374,042       $26,083,149
                                            ===========       ===========

                            VALLEY MERCHANTS BANK

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998



Note #4 - Provision and Reserve for Possible Loan Losses

Transactions in the reserve for possible loan losses are summarized as follows:

                                               1999          1998
                                             ---------    ---------

Balance, Beginning of Year                   $ 239,519    $ 195,099
Provision charged to operating expense          43,487       62,788
Loans charged off                              (19,881)     (22,197)
Recoveries on previously charged off loans         900        3,829
                                             ---------    ---------
Balance, End of Year                         $ 264,025    $ 239,519
                                             =========    =========

The following is a summary of the investment in impaired loans, the related allowance for loan losses, and the average recorded investment as of December 31:

                                                       1999          1998
                                                    ---------      ---------
Recorded investment in impaired loans               $  47,000      $ 396,000
Related allowance for loan losses                       5,000         60,000
Average recorded investment in impaired loans         196,000        454,000
Cash receipts applied to reduce principal balance       7,582              0

Interest income that would have been recognized on impaired loans if they had performed in accordance with the terms of the loan was approximately$7,000 and$45,000 for 1999 and 1998, respectively. There was no interest income recognized during the period in which the underlying loans were impaired for 1999 or 1998. All impaired loans at December 31, 1999 and 1998 have related reserves for possible loan losses.


Note #5 - Profit Sharing Plan

In 1995, the Bank implemented a contributory profit sharing plan ("the Plan") covering all full-time employees who qualify as to age and length of service according to the Plan. It is the Bank's policy to make contributions to the Plan as provided annually by the Board of Directors. The total contributions to the Plan were$17,199 and$18,308 in 1999 and 1998, respectively.

                            VALLEY MERCHANTS BANK

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998



Note #6 - Related Party Transactions

In the ordinary course of business, the Bank has granted loans to certain directors and executive officers. All such loans and commitments to lend were made under terms which are consistent with the Bank's normal lending policies. The following is an analysis of the activity with respect to the approximate aggregate amount of loans to related parties:

                                                    1999               1998
                                                 -----------       ----------
Balance, Beginning of Year                       $ 1,554,650       $  680,221
Loans granted                                         93,764          949,374
Repayments                                          (140,890)         (74,945)
                                                 -----------       ----------
Balance, End of Year                             $ 1,507,524       $1,554,650
                                                 ===========       ==========

Excluded from the balance outstanding at December 31, 1999 and 1998, are undisbursed commitments to lend of 84,314 and 30,171, respectively.

Note #7 - Bank Premises and Equipment

Major classifications of fixed assets are summarized as follows:

                                                       1999           1998
                                                   -----------    -----------

Building and land                                  $ 1,164,411    $ 1,164,411
Furniture, fixtures and equipment                      816,714        744,108
Leasehold improvements                                 328,799        328,799
Construction in progress                                14,158
                                                   -----------    -----------
                                                     2,324,082      2,237,318
Less: Accumulated depreciation and amortization       (846,363)      (728,800)
                                                   -----------    -----------
Net Book Value of Fixed Assets                     $ 1,477,719    $ 1,508,518
                                                   ===========    ===========


Note #8 - Deposits

At December 31, 1999, the scheduled maturities of time deposits are as follows:

Due in one year                            $ 10,866,748
Due in one to five years                         56,895
                                           ------------
                                           $ 10,923,643
                                           ============

                            VALLEY MERCHANTS BANK

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998



Note #9 - Commitments and Contingent Liabilities

In the normal course of business, the Bank is a party to financial instruments with off-balance-sheet risk. These financial instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position. The Bank's exposure to credit loss in the event of non-performance by the other party to the financial instruments for commitments to extend credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments as it does for on-balance-sheet instruments. At December 31, 1999 and 1998, the Bank had commitments to extend credit of approximately $4,998,000 and $6,770,000 and obligations under standby letters of credit of approximately $25,000 and $119,000, respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based on management's credit evaluation. The type of collateral may include accounts receivable, inventory, plant and equipment, commercial properties, residential properties and properties under construction. The Bank does not anticipate any losses as a result of these commitments.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

The Bank was not involved in any litigation as December 31, 1999 and 1998.

Note #10 - Stock Option Plan

At December 31, 1999, the Bank has a stock option plan, which is described below. The Bank applies Accounting Principals Board ("APB") Opinion No. 25 and related interpretations in accounting for its plan. Accordingly, no compensation cost has been recognized for its stock option plan. There were no options granted during 1999 or 1998.

In 1990, the stockholders of the Bank approved a stock option plan. Under the plan, options for 138,000 shares of the Bank's unissued common stock may be granted to officers, directors and employees at prices not less than the fair market value of such shares at dates of grantings. The options expire at such date as the Board of Directors determines, but in no event later than ten years from date of grant. The plan is comprised of incentive stock options (33,126 shares outstanding) and non-qualified stock options (18,746 shares outstanding) after giving retroactive effect for the 7% and 6% stock dividends in 1999 and 1998, respectively.

                            VALLEY MERCHANTS BANK

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998


Note #10 - Stock Option Plan, Continued

Stock options for each of the two years ended December 31, 1999, are as follows, after giving retroactive effect for the 7% and 6% stock dividend in 1999 and 1998, respectively.

                                                                1999                                1998
                                                  --------------------------------       ---------------------------
                                                                          Weighted                         Weighted
                                                                           Average                          Average
                                                                          Exercise                         Exercise
                                                      Shares               Price           Shares           Price
                                                  ----------             ---------       ---------         --------
Outstanding, beginning of year                        51,872             $   8.31          117,486         $  8.31
Exercised                                                                                  (65,614)          (8.31)
                                                  ----------             ---------       ---------         --------
Outstanding, end of year                              51,872             $   8.31           51,872         $  8.31
                                                  ==========             =========       =========         ========

Options exercisable at year-end                       51,872                                51,872
Available for granting                                30,164                                30,164
Weighted-average remaining life
 of options granted                                0.5 Years                             1.5 Years

Note #11 - Salary Continuation Plan

The Bank maintains a salary continuation plan agreement with three of its officers, as authorized by the Board of Directors. This agreement provides for annual cash payments to each participant for a period not to exceed 30 years, beginning at the normal retirement date (age 65). In the event of death prior to normal retirement age, annual cash payments would be made to the beneficiaries for a determined number of years. The present value of the Bank's liability under this Agreement was $273,993 and $216,341 at December 31, 1999 and 1998, respectively, and is included in other liabilities in the Banks' financial statements. The Bank maintains life insurance policies, which are intended to fund all costs of the plan. The cash surrender values of these life insurance policies totaled $585,743 and $560,546 at December 31, 1999 and 1998, respectively.

                            VALLEY MERCHANTS BANK

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998



Note #12 - Earnings Per Share (EPS)

The following is a reconciliation of net income and shares outstanding to the income and number of shares used to compute EPS:

                                                       1999                               1998
                                           -----------------------------      ----------------------------
                                              Income           Shares            Income          Shares
                                           ------------    -------------      ------------    ------------
Net income as used in Basic EPS            $    817,261                       $    501,279
Shares outstanding at year end                                   487,359                           487,359
Impact of weighting shares
 purchased during the year                                                                         (45,043)
                                           ------------    -------------      ------------    ------------
     Used in Basic EPS                          817,261          487,359           501,279         442,316
Dilutive effect of outstanding
 stock options                                                    26,979                            43,791
                                           ------------    -------------      ------------    ------------
     Used in Dilutive EPS                  $    817,261          514,338      $    501,279         486,107
                                           ============    =============      ============    ============

Note #13 - Income Taxes

The provision for income taxes is comprised of the following current and deferred amounts:

                                     1999             1998
                                  ---------        ---------
Federal Income Tax
   Current                        $ 396,894        $ 133,089
   Deferred                          16,276           47,322
                                  ---------        ---------
                                    413,170          180,411
                                  ---------        ---------
State Franchise Tax
   Current                          126,623           51,250
   Deferred                          21,121           29,140
                                  ---------        ---------
                                    147,744           80,390
                                  ---------        ---------
                 Total            $ 560,914        $ 260,801
                                  =========        =========

                            VALLEY MERCHANTS BANK

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998


Note #13 - Income Taxes, Continued

Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the potential deferred tax asset at December 31, relate to the following:

                                                                    1999            1998
                                                                 ---------       ---------
Deferred Tax Assets:
Allowance for credit losses due to tax limitations               $  66,422       $  65,804
Other assets/liabilities                                             2,163          15,802
                                                                 ---------       ---------
                                                                    68,585          81,606
                                                                 ---------       ---------

Deferred tax liabilities:
Premises and Equipment Due to Depreciation Difference              (10,341)         (8,041)
Other assets/liabilities                                           (27,390)         (5,314)
                                                                 ---------       ---------
                                                                   (37,731)        (13,355)
                                                                 ---------       ---------
Net deferred tax asset                                           $  30,854       $  68,251
                                                                 =========       =========

As a result of the following items, the total tax expense for 1999 and 1998 was different than the amount computed by applying the statutory US Federal income tax rate to income before taxes:

                                                     1999                               1998
                                            -------------------------         -------------------------
                                                             Percent                           Percent
                                                            of Pretax                         of Pretax
                                             Amount          Income            Amount          Income
                                            --------        ---------         --------        ---------
Federal rate                                $468,580             34.0         $251,361             34.0
Changes due to State Franchise tax,
net of Federal tax benefit                   99,229               7.2           52,892              7.2
Other                                        (6,895)             (0.5)         (43,452)            (5.9)
                                            --------        ---------         --------        ---------

                                            $560,914             40.7         $260,801             35.3
                                            ========        =========         ========        =========

                            VALLEY MERCHANTS BANK

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998

Note #14 - Regulatory Matters

Valley Merchants Bank is subject to various regulatory capital requirements administered by its primary federal regulator, the Office of the Comptroller of the Currency (OCC). Failure to meet the minimum regulatory capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators, that if undertaken, could have a direct material affect on the Bank's financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines involving quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total risk-based capital and Tier 1 capital to risk-weighted assets, and Tier 1 capital to adjusted total assets. Management believes, as of December 31, 1999, that the Bank meets all the capital adequacy requirements to which it is subject.

As of December 31, 1999, the most recent notification from the OCC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To remain categorized as well capitalized, the Bank will have to maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as disclosed in the table below. There are no conditions or events since the most recent notification that management believes have changed the Bank's prompt corrective action category.

                                                                                                To Be Well Capitalized
                                                                                                     under Prompt
                                                                             For Capital           Corrective Action
                                                      Actual              Adequacy Purposes            Provisions
                                            ------------------------      -----------------     ----------------------
                                               Amount        Ratio         Amount     Ratio         Amount      Ratio
                                            ------------  ----------      ---------  ------     -----------   --------
As of December 31, 1999
   Total Capital
      (to Risk-Weighted Assets)             6,473,549          14.37%     3,602,709        8.0%     4,503,386     10.0%
   Tier 1 Capital
      (to Risk-Weighted Assets)             6,209,524          13.79%     1,801,342        4.0%     2,702,013      6.0%
   Tier 1 Capital
      (to Average Assets)                   6,209,524          10.46%     2,374,723        4.0%     2,968,403      5.0%
As of December 31, 1998
   Total Capital
      (to Risk-Weighted Assets)             5,444,206          16.78%     2,595,920        8.0%     3,244,900     10.0%
   Tier 1 Capital
      (to Risk-W eighted Assets)            5,204,687          16.04%     1,297,960        4.0%     1,946,940     6.0%
   Tier 1 Capital
      (to Average Assets)                   5,204,687          10.92%     1,905,960        4.0%     2,382,450     5.0%

                            VALLEY MERCHANTS BANK

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998

Note #15 - Common Stock

The Bank declared a 6% stock dividend for holders of record on November 1, 1998. Cash was paid in lieu of fractional shares at the rate of $16.75 per share and amounted to $1,306.

The Bank declared a 7% stock dividend for holders of record on October 1, 1999. Cash was paid in lieu of fractional shares at the rate of $23.75 per share and amounted to $1,423.

Average shares outstanding and all per share amounts included in the financial statements are based on the increased number of shares giving retroactive effect to the stock dividend.

                             VALLEY MERCHANTS BANK
                                BALANCE SHEETS
                      JUNE 30, 2000 AND DECEMBER 31, 1999

                             Assets

                                                            (unaudited)       (audited)          (unaudited)      (audited)
                                                              June 30,       December 31,          June 30,      December 31,
                                                                2000             1999                1999            1998
                                                            -----------      ------------       ------------    -------------
Cash and due from banks                                     $ 9,061,643      $ 8,097,010          12,456,070        3,750,410
Federal funds sold                                            2,910,000        2,815,000           2,000,000        6,000,000
                                                            -----------      -----------        ------------    -------------
               Cash and Cash Equivalents                     11,971,643       10,912,010          14,456,070        9,750,410
Interest bearing deposits                                                                                           5,844,000
Investment securities
     Available-for-sale                                         231,865          215,562             216,493          131,242
     Held-to-maturity                                         6,751,294        5,646,244           5,705,480        5,345,253
Loans, net of unearned income                                37,447,303       38,374,042          31,393,924       26,083,149
               Less allowance for loan losses                  (264,825)        (264,025)           (272,977)        (239,519)
                                                            -----------      -----------        ------------    -------------
               Net loans                                     37,182,478       38,110,017          31,120,947       25,843,630
Bank premises and equipment                                   1,419,959        1,477,719           1,514,080        1,508,518
Accrued interest receivable                                     338,073          344,869             268,940          162,922
Other real estate owned, net                                          -                -                   -
cash surrender of life insurance                                598,724          585,743             573,053          560,546

Other assets                                                    111,904          115,086             104,725           72,241
                                                           ------------      -----------        ------------    -------------
               Total Assets                                $ 58,605,940      $57,407,250        $ 53,959,788    $  49,218,762
                                                           ============      ===========        ============    =============


Liabilities
     Deposits
        Demand deposits
        Money market and savings deposits                    29,011,539       28,414,859          27,257,009        2,550,289
        Time deposits $100,000 and over                      11,374,147       11,051,576          10,322,983        9,915,759
        Other time deposits                                   3,078,847        3,695,301           3,059,679        2,108,519
                                                              7,347,992        7,228,342           6,882,342        5,989,916
                                                           ------------      -----------        ------------    -------------
               Total deposits                                50,812,525       50,390,078          47,522,013       43,564,483
     Accrued interest and other liabilities                     673,755          807,647             654,262          260,592
     Borrowed funds                                                   -                -                   -
                                                           ------------      -----------        ------------    -------------
                                                             51,486,280       51,197,725          48,176,275       43,825,075
Commitments and Contingencies                              ------------      -----------        ------------    -------------

Stockholders' Equity

     Common Stock                                             2,696,155        2,436,795           2,277,725        2,277,730
     Additional Paid in Capital                               3,266,195        3,094,499           2,657,056        2,657,056
     Retained Earnings                                        1,157,310          678,231             848,732          458,901
                                                                                                ------------    -------------
               Total Stockholders' Equity                     7,119,660        6,209,525           5,783,513        5,393,687
                                                           ------------      -----------        ------------    -------------
               Total Liabilities and Stockholders' Equity  $ 58,605,940      $57,407,250        $ 53,959,788    $  49,218,762
                                                           ============      ===========        ============    =============

                            VALLEY MERCHANTS BANK
                             STATEMENTS OF INCOME
                FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND 1999

                                                                (unaudited)                   (unaudited)
                                                                   June 30,                      June 30,
                                                                    2000                          1999
                                                             -----------------            ------------------
Interest Income

     Interest and fees on loans                              $       1,922,134            $        1,455,686
     Interest on investment securities
        Taxable                                                        361,549                       324,686
        Exempt from Federal taxes                                        1,855                           705
     Interest on Federal funds sold                                    111,717                        80,277
                                                             -----------------            ------------------
                Total Interest Income                                2,397,255                     1,861,354
                                                             -----------------            ------------------
Interest Expense
     Interest on deposits
        DDA's                                                          194,380                       153,120
        Time deposits over $100,000                                     84,722                        57,455
        Other time deposits                                            170,141                       135,428
     Other Borrowings                                                        -                             -
                                                             -----------------            ------------------
                Total Interest Expense                                 449,243                       346,003
                                                             -----------------            ------------------
                Net Interest Income                                  1,948,012                     1,515,351
Provision for Loan Losses                                                    -                        35,487
                                                             -----------------            ------------------
                Net Interest Income After Provision
                for Loan Losses                                      1,948,012                     1,479,864
                                                             -----------------            ------------------
Other Income
     Service Fees                                                      213,146                       324,443
     Gain/Loss on sale of OREO's                                             -                             -
                                                             -----------------            ------------------
                Total Other Income                                     213,146                       324,443
                                                             -----------------            ------------------
Other Expenses
     Salaries and employee benefits                                    842,796                       681,210
     Occupancy, net                                                     55,034                        48,962
     Furniture and equipment                                            68,402                        70,716
     Other operating expenses                                          388,123                       356,304
                                                             -----------------            ------------------
                Total Other Expenses                                 1,354,355                     1,157,192
                                                             -----------------            ------------------
Income Before Income Taxes                                             806,803                       647,115
                                                             -----------------            ------------------

                                                             -----------------            ------------------
Income Taxes                                                           327,724                       265,607
                                                             -----------------            ------------------
Net Income                                                   $         479,079            $          381,508
                                                             =================            ==================
Earnings Per Share

     Basic                                                   $            0.89            $             0.78
                                                             =================            ==================
     Diluted                                                 $            0.89            $             0.74
                                                             =================            ==================

                             VALLEY MERCHANTS BANK
                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
      FOR THE QUARTER AND YEAR ENDED JUNE 30, 2000 AND DECEMBER 31, 1999

                                         Number of                               Additional                             Total
                                           Shares                Common           Paid In           Retained         Stockholders'
                                        Outstanding              Stock            Capital           Earnings            Equity
                                        -----------           -----------        -----------       ----------       -------------
VALLEY MERCHANTS BANK
  Balance, December 31, 1998               455,546            $ 2,277,730        $ 2,657,056       $  458,901         $ 5,393,687
    Cash in lieu of fractional shares                                                                  (1,423)             (1,423)
    Stock dividends paid                    31,813                159,065            437,443         (596,508)                  0
         Net income for the period                                                                    817,261             817,261
                                        -----------           -----------        -----------       ----------       -------------
  Balance, December 31, 1999               487,359              2,436,795          3,094,499          678,231           6,209,525
    Exercise of Stock Options               51,872                259,360            171,696                              431,056
         Net income for the period                                                                    479,079             479,079
                                        -----------           -----------        -----------       ----------       -------------
  Balance, June 30, 2000                   539,231            $ 2,696,155        $ 3,266,195       $1,157,310         $ 7,119,660
                                        ===========           ===========        ===========       ==========       =============

VALLEY MERCHANTS BANK
STATEMENTS OF CASH FLOWS
FOR THE QUARTERS ENDED JUNE 30, 2000 AND 1999

                                                                                        2000                   1999
                                                                                  --------------         --------------
Cash Flows From Operating Activities
  Net Income                                                                       $    479,079           $    381,508
   Adjustments to reconcile net income to net
    cash provided by operating activities
      Depreciation and amortization                                                      58,925                 55,881
      Provision for loan losses                                                                                 35,487
      Amortization of securities premium
      and accretion of discounts                                                         15,716                 14,944
      (Increase)/decrease in accrued interest receivable                                  6,796               (106,018)
      (Increase)/decrease in other assets                                                 3,182                (32,484)
      Increase/(decrease) in accrued interest and other liabilities                    (133,892)               401,988
                                                                                  --------------         --------------
               Net Cash Provided by Operating Activities                                429,806                751,306
                                                                                  --------------         --------------
Cash Flows From Investing Activities
  Net decrease in interest-bearing deposits at
   other financial institutions                                                                              5,844,000
  Purchase of other investments at cost                                                 (17,968)               (85,502)
  Proceeds from principal reductions of other investments
      at cost                                                                             1,665                    251
  Purchase of held-to-maturity securities                                            (1,200,000)            (3,110,025)
  Proceeds from maturities of held-to-maturity securities                                79,234              2,734,854
  Recoveries on loans previously charged off                                                800                  1,029
  Net (increase)/decrease in loans to customers                                         926,739             (5,313,833)
  Capital expenditures                                                                   (1,165)               (61,443)
  Increase in cash surrender value of life insurance                                    (12,981)               (12,507)
                                                                                  --------------         --------------
               Net Cash Used in Investing Activities                                   (223,676)                (3,176)
                                                                                  --------------         --------------
Cash Flows From Financing Activities
  Net increase in demand deposits, savings
  and NOW accounts                                                                      302,797              2,113,944
  Net increase in time deposits                                                         119,650              1,843,586
  Exercise of stock options                                                             431,056
                                                                                  --------------         --------------
               Net Cash Provided by Financing Activities                                853,503              3,957,530
                                                                                  --------------         --------------

Net (Decrease)/Increase in Cash and Cash Equivalents                                  1,059,633              4,705,660
Cash and Cash Equivalents, Beginning of period                                       10,912,010              9,750,410
                                                                                  --------------         --------------

Cash and Cash Equivalents, End of period                                           $ 11,971,643           $ 14,456,070
                                                                                  ==============         ==============

Supplemental Cash Flow Information
  Interest paid                                                                    $    434,233           $    656,109
                                                                                  ==============         ==============
  Income taxes paid                                                                $    560,581           $    339,362
                                                                                  ==============         ==============

                               BUSINESS BANCORP
                            PROFORMA BALANCE SHEETS
                   BUSINESS BANCORP & VALLEY MERCHANTS BANK
                              As Of June 30, 2000

                                                                             Valley                                     Proforma
                                                           Business         Merchants                 Adjustments        Balance
                                                                                                    ----------------
                                                           Bancorp            Bank                   Debit/(Credit)       Sheet
                                                        --------------   ---------------            ----------------  -------------
Cash and due from banks                                 $   20,195,331   $     9,061,643   (A)      $    (12,235,151) $  17,021,823
Federal funds sold                                                   -         2,910,000                                  2,910,000
                                                        --------------   ---------------                              -------------
               Cash and Cash Equivalents                    20,195,331        11,971,643                                 32,166,974
Investment securities
     Available-for-sale                                     87,743,933           231,865                                 87,975,798
     Held-to-maturity                                        1,008,724         6,751,294                                  7,760,018
Federal Home Loan Bank stock, at cost                        1,735,000                                                    1,735,000
Loans held for sale                                          6,755,243                                                    6,755,243
Loans, net of unearned income                              127,495,328        37,447,303                                164,942,631
               Less allowance for loan losses               (1,233,908)         (264,825)                                (1,498,733)
                                                        --------------   ---------------                              -------------
               Net loans                                   133,016,663        37,182,478                                170,199,141
Bank premises and equipment                                  4,384,443         1,419,959                                  5,804,402
Accrued interest receivable                                  1,670,007           338,073                                  2,008,080
Deferred tax asset                                             610,463                                                      610,463
Other real estate owned, net                                   527,772                                                      527,772
Other assets                                                 4,550,529           710,628   (B)             6,071,491     11,332,648
                                                        --------------   ---------------            ----------------  -------------
               Total Assets                             $  255,442,865   $    58,605,940            $     (6,163,660) $ 307,885,145
                                                        ==============   ===============            ================  =============


Liabilities
     Deposits
          Demand deposits                                   78,426,159        29,011,539                                107,437,698
          NOW deposits                                      24,179,808                                                   24,179,808
          Money market and savings deposits                 52,006,859        11,374,147                                 63,381,006
          Time deposits $100,000 and over                   16,564,278         3,078,847                                 19,643,125
          Other time deposits                               21,376,553         7,347,992                                 28,724,545
                                                        --------------   ---------------            ----------------  -------------
               Total deposits                              192,553,657        50,812,525                           -    243,366,182
     Accrued interest and other liabilities                  1,902,096           673,755   (C)               866,000      3,441,851
     Company obligated mandatorily redeemable preferred
          securities of subsidiary trust holding solely
          junior subordinated debentures                    10,000,000                                                   10,000,000
     Borrowed funds                                         31,000,000                                                   31,000,000
                                                        --------------   ---------------            ----------------  -------------
               Total Liabilities                           235,455,753        51,486,280                     866,000    287,808,033
                                                        --------------   ---------------            ----------------  -------------

Stockholders' Equity
     Common Stock                                            6,333,621         2,696,155   (D)            (2,696,155)     6,333,621
     Retained Earnings                                      14,380,153         4,423,505   (D) & (E)      (4,333,505)    14,470,153
     Accumulated other comprehensive income                   (726,662)                -                         -         (726,662)
                                                        --------------   ---------------            ----------------  -------------
               Total Stockholders' Equity                   19,987,112         7,119,660                  (7,029,660)    20,077,112
                                                        --------------   ---------------            ----------------  -------------
               Total Liabilities and Stockholders'
                 Equity                                 $  255,442,865   $    58,605,940            $     (6,163,660) $ 307,885,145
                                                        ==============   ===============            ================  =============

(A) - Includes the following adjustments: ($12,235,151) - Total consideration to be paid to the shareholders of Valley Merchants Bank; and
(B) - Purchase Goodwill resulting from transaction.
(C) - Includes the following adjustments:$270,000 - Liability to fund Salary
                                                    Continuation Agreements for
                                                    3 Senior Managers
                                         $ 45,000 - Severance payments for
                                                    certain employees
                                         $184,000 - Liability for data
                                                    processing conversion
                                         $367,000 - Investment advisory fee
(D) - Purchase Accounting adjustment to eliminate shareholders' equity of other institution.
(E) - Increased Net Income($ 90,000) as a result of consolidated savings (See Proforma Income Statement).

                               BUSINESS BANCORP
                          PROFORMA INCOME STATEMENTS
              BUSINESS BANK OF CALIFORNIA & VALLEY MERCHANTS BANK
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1999

                                                           Business          Valley                                     Proforma
                                                           Bank of          Merchants                 Adjustments        Income
                                                                                                    ----------------
                                                          California          Bank                   Debit/(Credit)     Statement
                                                        --------------   ---------------            ----------------  -------------
Interest Income
     Interest and fees on loans                         $   11,226,876   $     3,139,839                                 14,366,715
     Interest on investment securities
          Taxable                                            2,424,171           683,847                                  3,108,018
          Exempt from Federal taxes                            501,619                                                      501,619
     Interest on Federal funds sold                            617,758           175,247                                    793,005
                                                        --------------   ---------------                              -------------
               Total Interest Income                        14,770,424         3,998,933                                 18,769,357
                                                        --------------   ---------------                              -------------
Interest Expense
     Interest on deposits
          NOW and Money Market accounts                      1,305,793                                                    1,305,793
          Savings                                              528,636           321,517                                    850,153
          Time deposits over $100,000                          604,028           128,647                                    732,675
          Other time deposits                                  925,486           290,554                                  1,216,040
     Other Borrowings                                          212,790                     (D)             1,087,500      1,300,290
                                                        --------------   ---------------            ----------------  -------------
               Total Interest Expense                        3,576,733           740,718                   1,087,500      5,404,951
                                                        --------------   ---------------                              -------------
               Net Interest Income                          11,193,691         3,258,215                  (1,087,500)    13,364,406

Provision for Loan Losses                                      180,000            43,487                                    223,487
                                                        --------------   ---------------                              -------------
               Net Interest Income After Provision
               for Loan Losses                              11,013,691         3,214,728                  (1,087,500)    13,140,919
                                                        --------------   ---------------                              -------------
Other Income
     Service Fees                                            2,261,995           582,147                                  2,844,142
     Gain on sale of SBA loans                                 154,246                                                      154,246
     Gain on sale of other real estate owned                    38,168                                                       38,168
     (Loss) gain on sale of investments                        (98,041)                                                     (98,041)
                                                        --------------   ---------------                              -------------
               Total Other Income                            2,356,368           582,147                                  2,938,515
                                                        --------------   ---------------                              -------------
Other Expenses
     Salaries and employee benefits                          5,290,708         1,421,942   (A)              (400,000)     6,312,650
     Occupancy, net                                            746,684           105,121                                    851,805
     Furniture and equipment                                   775,536           152,946                                    928,482
     Other operating expenses                                3,775,799           738,691   (B)               100,000      4,614,490
                                                        --------------   ---------------            ----------------  -------------
               Total Other Expenses                         10,588,727         2,418,700                    (300,000)    12,707,427
                                                        --------------   ---------------            ----------------  -------------
Income Before Income Taxes                                   2,781,332         1,378,175                    (787,500)     3,372,007
                                                        --------------   ---------------            ----------------  -------------
                                                        --------------   ---------------            ----------------  -------------
Income Taxes                                                   841,027           560,914   (C)              (318,500)     1,083,441
                                                        --------------   ---------------            ----------------  -------------

Net Income                                              $    1,940,305   $       817,261            $       (469,000) $   2,288,566
                                                        ==============   ===============            ================  =============
Earnings Per Share
     Basic                                              $         0.99   $          1.68                              $        1.17
                                                        ==============   ===============                              =============
     Diluted                                            $         0.97   $          1.59                              $        1.15
                                                        ==============   ===============                              =============

(A) - Reduction in 2 Executive Officers, several staff positions and executive bonus of 12.5% of income before bonus and taxes.
(B) - Includes the following adjustments: ($300,000)-Elimination/Reduction of directors expense, salary
                                                     continuation expense, OCC
                                                     assessment, insurance,
                                                     audit fees, etc.
                                           $400,000 -Annual amortization of
                                                     goodwill ($6 million/15
                                                     years).
(C) - Decrease in taxes due to lower income realization.
(D) - Interest expense on Trust Preferred Securities(Annualized)

                               BUSINESS BANCORP
                          PROFORMA INCOME STATEMENTS
              BUSINESS BANK OF CALIFORNIA & VALLEY MERCHANTS BANK
                    FOR THE SIX MONTHS ENDED JUNE 30, 2000


                                                                       Valley                           Proforma
                                                         Business     Merchants         Adjustments      Income
                                                                                      --------------
                                                         Bancorp        Bank          Debit/(Credit)    Statement
                                                        ----------   ----------       --------------   -----------
Interest Income

   Interest and fees on loans                           $6,783,035   $1,922,134                        $ 8,705,169
   Interest on investment securities
       Taxable                                           2,189,956      361,549                          2,551,505
       Exempt from Federal taxes                           452,118        1,855                            453,973
   Interest on Federal funds sold                           24,427      111,717                            136,144
                                                        ----------   ----------                        -----------
           Total Interest Income                         9,449,536    2,397,255                         11,846,791
                                                        ----------   ----------                        -----------
Interest Expense
   Interest on deposits
       NOW and Money Market accounts                       799,184      194,380                            993,564
       Savings                                             259,326       84,722                            344,048
       Time deposits over $100,000                         444,380      170,141                            614,521
       Other time deposits                                 477,441            -                            477,441
   Trust preferred securities                              302,083                                         302,083
   Other Borrowings                                        713,991                                         713,991
                                                        ----------   ----------                        -----------
           Total Interest Expense                        2,996,405      449,243                          3,445,648
                                                        ----------   ----------                        -----------
           Net Interest Income                           6,453,131    1,948,012                          8,401,143
Provision for Loan Losses                                   80,000            -                             80,000
                                                        ----------   ----------                        -----------

       Net Interest Income After Provision
       for Loan Losses                                   6,373,131    1,948,012                          8,321,143
                                                        ----------   ----------                        -----------
Other Income
   Service Fees                                          1,177,069      213,146                          1,390,215
   Gain on sale of SBA loans                                11,967            -                             11,967
   Gain on sale of other real estate owned                 173,362                                         173,362
   (Loss) gain on sale of investments                        1,592                                           1,592
                                                        ----------   ----------                        -----------
           Total Other Income                            1,363,990      213,146                          1,577,136
                                                        ----------   ----------                        -----------
Other Expenses
   Salaries and employee benefits                        3,147,157      842,796 (A)         (200,000)    3,789,953
   Occupancy, net                                          394,362       55,034                            449,396
   Furniture and equipment                                 398,169       68,402                            466,571
   Other operating expenses                              2,287,055      388,123 (B)           50,000     2,725,178
                                                        ----------   ----------       --------------   -----------
           Total Other Expenses                          6,226,743    1,354,355             (150,000)    7,431,098
                                                        ----------   ----------       --------------   -----------
Income Before Income Taxes                               1,510,378      806,803              150,000     2,467,181
                                                        ----------   ----------       --------------   -----------
                                                        ----------   ----------       --------------   -----------
Income Taxes                                               432,783      327,724 (D)           60,000       820,507
                                                        ----------   ----------       --------------   -----------

Net Income                                              $1,077,595   $  479,079       $       90,000   $ 1,646,674
                                                        ==========   ==========       ==============   ===========
Earnings Per Share
   Basic                                                $     0.54   $     0.89                        $      0.74
                                                        ==========   ==========                        ===========
   Diluted                                              $     0.52   $     0.89                        $      0.72
                                                        ==========   ==========                        ===========

(A) - Reduction in 2 Executive Officers, several staff positions and executive bonus of 12.5% of income before bonus and taxes.
(B) - Includes the following adjustments: ($150,000) - Elimination/Reduction of directors expense, salary
                                                       continuation expense, OCC
                                                       assessment, insurance,
                                                       audit fees, etc.
                                           $200,000 -  Annual amortization of
                                                       goodwill ($6 million/15
                                                       years).
(C) - Increase in taxes due to higher income realization.

                                   PART III
                                   --------


Item I, Index to Exhibits
-------------------------

Exhibit                                                                 Numbered
No.      Description                                                        Page
-------  -----------                                                    --------

3.1      Articles of Incorporation(1)
3.2      Bylaws(1)
4.1      Indenture dated as of March 23, 2000(1)
10.1     Employment Agreement between the Bank and Alan J. Lane(1)
10.2     Employment Agreement between the Bank and James W. Andrews(1)
10.3     Employment Agreement between the Bank and Ruth E. Adell(1)
10.4     Stock Option Plan(1)
10.5     Lease for Main Office(1)
10.6     Sublease for Hesperia Branch(1)
10.7     Lease for Ontario Branch(1)
10.8     Lease for Redlands Branch(1)
10.9     Guarantee Agreement dated as of March 23, 2000(1)
10.10 Amended and Restated Declaration of Trust of Business Capital Trust I dated March 23, 2000(1)
21       Subsidiaries of Registrant(1)


Item 2.  Description of Exhibits
--------------------------------

         See Item 1 above




(1) Incorporated by reference to Form 10-SB Registration Statement as filed on June 26, 2000.

                                  SIGNATURES
                                  ----------


     In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: September 26, 2000            BUSINESS BANCORP,
                                     a California corporation


                                     By: /s/ Alan J. Lane
                                         ----------------
                                         Alan J. Lane
                                         President and Chief Executive Officer


                                      70